SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2009

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL REPORT
(From January 1, 2008 to December 31, 2008)
THIS IS A SUMMARY OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	OVERVIEW

1.	Corporate Purpose of SK Telecom Co., Ltd. (the “Company”)
Business Objectives
1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business(Production, Importation, Distribution, Screening)
13. Any business or undertaking incidental or conducive to the attainment of the objects above

2.	Company History

A.	Changes Since Incorporation
(1)	Date of Incorporation

— March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)

(2)	Location of Headquarters

— 22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

— 16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

— 267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

— 99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

— 11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B.	Mergers
(1)	Target: Shinsegi Communication Co., Ltd.

— Date: January 13, 2002

— Registration: January 16, 2002

(2)	Target: SK IMT Co., Ltd.

— Date: May 1, 2003

— Registration: May 7, 2003

C.	Significant Recent Business Events
(1)	Issuance and offering of unguaranteed bonds

In accordance with the resolution of the board of directors dated October 23, 2008, the Company issued on January 22, 2009, unguaranteed bonds with face amounts of Won 40 billion and Yen 3 billion, respectively. The Won-denominated bonds have an annual interest rate of 5.54% and will be repaid in full at their maturity on January 22, 2016. The Yen-denominated bonds have a floating interest rate of 3-month Euro Yen libor +2.70% and will be repaid in full at maturity on January 22, 2012.
(2)	Retirement of treasury stock

In accordance with the resolution of the board of directors dated October 23, 2008, the Company acquired 448,000 shares (total acquisition cost: Won 92,475,473,000) of treasury stock on the open market from December 2, 2008 to January 7, 2009, and cancelled such treasury stock with its retained earnings on January 9, 2009. As the result of such retirement of treasury stock, the total number of outstanding shares decreased to 80,745,711.

3.	Information Regarding Shares

A.	Total number of shares

(As of December 31, 2008)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,669,508	—	8,669,508	—
VI. Number of shares outstanding (IV-V)	72,524,203	—	72,524,203	—

*	On January 9, 2009, the Company used retained earnings to cancel 448,000 shares of its treasury stock. As the result of such retirement of treasury stock, the total number of outstanding shares decreased to 80,745,711.

B.	Capital Stock and Price per Share

(As of December 31, 2008)	(Unit: Won, shares)

		Capital (total face value)			Price per share
		Capital amount		Total amount		Capital/	Capital/
		in financial	Total number of	of distributed	Par value	Total number of	Number of distributed
		statements	issued shares	shares	per share	issued shares	shares
Classification	Type	(a)	(IV. of A.×b)	(VI. of A.×b )	(b)	(a / IV. of A.)	(a / VI. of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,262,101,500	500	549.8	615.5
Total		44,639,473,000	40,596,855,500	36,262,101,500	500	549.8	615.5

C.	Acquisition and Disposition of Treasury Shares

(1)	Status of Acquisition and Disposition of Treasury Shares

(Unit: shares)
		Amount at the			Retirement	Amount at the end of
Acquisition method	Type of share	beginning of period	Acquisition (+)	Disposition (-)	(-)	period
Direct acquisition pursuant to Article 189-2 (1) of the relevant Act (1)	Common share	4,644,354	268,800	208,326	—	4,704,828
	Preferred share	—	—	—	—	—
Direct acquisition based on reasons other than those stipulated in Article 189-2 (1) of the relevant Act	Common share	77,970	—	—	—	77,970
	Preferred share	—	—	—	—	—
Sub-total	Common share	4,722,324	268,800	208,326	—	4,782,798 (2)
	Preferred share	—	—	—	—	—
Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	—	3,886,710
	Preferred share	—	—	—	—	—
Total	Common share	8,609,034	268,800	208,326	—	8,669,508
	Preferred share	—	—	—	—	—

Notes:

(1)	The “relevant Act” in the above table is the Korean Securities and Exchange Act.

(2)	Of the 4,782,798 shares of treasury stock directly acquired based on reasons other than those provided in Article 189-2 (1) of the relevant Act, 1,324,744 shares were deposited with the Korea Securities Depository as of December 31, 2008 for any exchange of the Company’s overseas exchangeable bonds.

D.	Employee Stock Ownership Program

(1)	Transactions with the Employee Stock Ownership Program
a)	The Company lent purchase funds for employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.

(Unit: in thousands of Won)
Classification	Loan Date	Amount	Repayment Condition	Remarks
5th	1999.08.23	118,577,755	8-year installment repayment plan following a three-year grace period	—
8th(1)	2007.12.26	31,017,043	5-year installment repayment plan following a two-year grace period	—
8th(2)	2008.1.23	29,676,039	5-year installment repayment plan following a two-year grace period	—
—	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the Company.
(As of December 31, 2008)

(Unit: in thousands of Won)
		Amount
		2008	Accumulated Repayment Amount
Classification	Initial Loan	Repayment Amount	(Including 2008 Repayment)	Balance
5th	118,577,754	1,931,212	116,706,722	1,871,032
8th(1)	31,017,043	1,653,764	1,653,764	59,039,318
8th(2)	29,676,039
Total	179,270,836	3,584,976	118,360,486	60,910,350

(2)	Voting Rights of the Employee Stock Ownership Program
During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights with respect to items set out in the shareholders’ meeting agenda through a written power of attorney to a designated proxy.

(3)	Shareholdings of the Employee Stock Ownership Program

(Unit: shares)
	Account		Balance at the	Balance at the end
Classification	classification	Types of share	beginning of period	of period
5th	Member Account	Common share	139,338	114,168
8th(1)			171,871	369,887
8th(2)			208,326

	Total		519,535	484,055

*	As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

4.	Status of Voting Rights

(As of December 31, 2008)		(Unit: shares)
Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,669,508	Treasury shares
	Preferred share	—
Shares with restricted voting right under the Korean Securities and Exchange Act and other laws (C)	—	—	—
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right (E = A - B - C + D)	Common share	72,524,203	—
	Preferred share	—

5.	Dividends and Others

(Unit: in millions of Won except per share data)
Classification		2008	2007	2006
Par value per share		500	500	500
Current net income		1,277,658	1,642,451	1,446,598
Net income per share		17,559	22,607	19,734
Income available for distribution as dividend		1,205,981	1,570,827	1,574,716
Total cash dividend		681,996	682,379	582,386
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		53.4	41.5	40.3
Cash dividend yield ratio (%)	Common share	4.5	3.8	3.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	9,400	9,400	8,000
	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—

II.	BUSINESS
1.	Business Summary

A.	Industry Status

(1)	Characteristics of the Industry
     As of December 31, 2008, the number of domestic mobile phone subscribers reached 45.6 million and with a 93.8% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.

(2)	Industry Growth

		(Unit: 1,000 persons)
		As of December 31,
Classification		2008	2007	2006	2005	2004
Penetration rate (%)		93.8	89.8	83.2	79.4	75.9
Number of subscribers	SK Telecom	23,032	21,968	20,271	19,530	18,783
	Others (KTF, LGT)	22,575	21,529	19,926	18,812	17,803
	Total	45,607	43,497	40,197	38,342	36,586

(Source: Korea Communications Commission website)

(3)	Market Characteristics
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

B.	Company Status
(1)	Market Share
* Historical market share of the Company

	(Unit: %)
	As of December 31,
Classification	2008	2007	2006
Mobile communication services	50.5	50.5	50.4

* Comparative market share

(As of December 31, 2008)			(Unit: %)
Classification	SK Telecom	KTF	LG Telecom
Market share	50.5	31.5	18.0

(Source: Korea Communications Commission website)

(2)	New Business Contents and Prospects
N/A
2.	Major Products
A.	Status of Major Products

(Unit: in millions of Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile communication	June, NATE and others	11,492,832 (98.4%)

		Others	Others	181,830 (1.6%)

B.	Price Trend of Major Products

(Unit: Won)
Item		2008	2007	2006
Mobile phone (Based on standard call charge)	Basic fee (per month)	13,000	13,000	13,000
	Service fee (per 10 seconds)	20	20	20

3.	Investment Status
A.	Investments in Progress

(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2008	Network, systems and others	Capacity increase and quality improvement; systems improvement	19,700	19,186	—

*	“Amount already invested” is the cumulative amount expended in 2008

B.	Future Investment Plan

(Unit: in 100 millions of Won)
	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2009	2010	Investment effect
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		—	—	—	—

4.	Revenues

			(Unit: in millions of Won)
Business field	Sales type	Item		2008	2007	2006
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	11,492,832	11,083,821	10,497,773
			Subtotal	11,492,832	11,083,821	10,497,773

	—	Others	Export	5,855	4,101	31,105
			Domestic	175,975	197,979	122,164
			Subtotal	181,830	202,080	153,269

Total			Export	5,855	4,101	31,105
			Domestic	11,668,807	11,281,800	10,619,937
			Total	11,674,662	11,285,901	10,651,042

5.	Derivatives and Others
A.	Derivatives Contracts
In order to hedge risks related to fluctuations in currency exchange rates or interest rates, the Company enters into currency exchange swap contracts and interest rate swap contracts. The income or loss generated from the derivatives contracts are recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of our derivatives is calculated using our transaction bank’s valuations.

(1)	FX Swap
a)	Purpose of Contracts: Currency Exchange or Interest Rate Risk Hedging

b)	Contract Terms

—	Currency swap contract applying cash flow hedge accounting
The Company has entered into a fixed-to-fixed cross currency swap contracts with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$ 300,000,000 issued on April 1, 2004. As of December 31, 2008, in connection with unsettled foreign currency swap contracts to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 9,627 million (excluding tax effect totaling Won 3,256 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 32,460 million) was accounted for as accumulated other comprehensive loss.

The Company has entered into a floating-to-fixed cross currency swap contract with Calyon to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$ 100,000,000 borrowed on October 10, 2006. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contracts to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 3,515 million (excluding tax effect totaling Won549 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won30,950 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contracts to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to Won 1,044 million (net of tax effect totaling Won1,232 million and foreign exchange translation loss arising from unguaranteed Japanese yen dominated bonds totaling Won70,168 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated bonds with face amounts totaling US$ 150,000,000 issued on November 20, 2008. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contracts to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to Won 3,565 million (net of tax effect totaling Won1,006 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 28,518 million) was accounted for as accumulated other comprehensive income.
—	Currency swap contract to which the fair value hedge accounting is applied
The Company has entered into a fixed-to-fixed cross currency swap contract with 10 banks including Hana Bank in order to hedge the foreign exchange risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contracts to which the fair value accounting is applied, a loss on valuation of currency swap of Won190,359 million and Won12,646 million for the years ended December 31, 2008 and 2007 was charged to current operations.
—	Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International in order to hedge the foreign currency risk of unguaranteed U.S. dollar dominated convertible bonds with face amounts of US$ 100,000,000 issued on May 27, 2004. In connection with unsettled cross currency swap contracts to which no hedge accounting is applied, a gain on valuation of currency swap of Won 31,361 million and a loss on valuation of currency swap of Won623 million for the year ended December 31, 2008 and 2007 were charged to current operations.

In addition, the Company has entered into fixed-to-fixed cross currency swap contract with three banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contracts to which the hedge accounting is not applied, a gain on valuation of currency swap of Won233,056 million and Won7,316 million for the years ended December 31, 2008 and 2007, respectively, were charged to current operations.

(2)	Interest Rate Swap
a)	Purpose of Contracts: Interest Rate Risk Hedging

b)	Contract Terms

—	Interest rate swap contract to which the cash flow hedge accounting is applied
The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with fact amounts totaling Won200,000 million borrowed on June 29, 2006. As of December 31, 2008, in connection with unsettled interest rate swap contracts to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won3,686 million (net of tax effect totaling Won1,040 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term floating rate borrowings with face amounts of Won 500,000 million borrowed between July 28, 2008 and August 13, 2008. As of December 31, 2008, in connection with unsettled interest rate swap contracts to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 22,443 million (net of tax effect totaling Won 6,330 million) was accounted for as accumulated other comprehensive loss.

6.	R&D Investments

(Unit: in thousands of Won)
	Category	2008	2007	2006	Remarks
	Raw material	89,176	96,217	184,969	—
	Labor	38,062,791	39,388,760	33,986,701	—
	Depreciation	138,511,764	129,208,262	134,461,257	—
	Commissioned service	85,836,738	90,363,645	83,751,223	—
	Others	34,539,984	37,609,969	35,680,197	—
	Total R&D costs	297,040,453	296,666,853	288,064,347	—
Accounting	Sales and administrative expenses	293,443,380	288,519,863	277,807,352	—
	Development expenses (Intangible assets)	3,597,072	8,146,990	10,256,995	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.54%	2.63%	2.70%	—

7.	Other Matters
A.	Summary of External Financing
* Domestic financing

(Unit: in millions of Won)
	Beginning	New	Reduction from	Ending
Source of financing	balance	financing	repayment	balance	Remarks
Bank	200,000	500,000	—	700,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	—	—	—	—	—
Total financing from financial institutions	200,000	500,000	—	700,000	—
Corporate bond (public offering)	1,704,166	770,070	300,000	2,174,236	Issuance of CB and exchange rate adjustment
Corporate bond (private	—	—	—	—	—

(Unit: in millions of Won)
	Beginning	New	Reduction from	Ending
Source of financing	balance	financing	repayment	balance	Remarks
placement)
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private placement)	—	—	—	—	—
Asset —backed securitization (public offering)	—	—	—	—	—
Asset —backed securitization (private placement)	—	—	—	—	—
Others	—	1,150,000	995,300	154,700	Issuance of CP
Total financing from capital market	1,704,166	1,920,070	1,295,300	2,328,936	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	1,904,166	2,420,070	1,295,300	3,028,936	—
* Overseas financing

(Unit: in millions of Won)
			Reduction in
	Beginning	New	repayment and	Ending
Financing source	balance	financing	others	balance	Remarks
Financial institutions	93,820	31,930	—	125,750	Exchange rate adjustment
Overseas securities (Corporate bonds)	656,740	412,135	—	1,068,875	Issuance of Floating Rate Note and exchange rate adjustment
Overseas securities (shares and others)	268,415	—	—	268,415	—
Asset —backed securitization	—	—	—	—	—

(Unit: in millions of Won)
Reduction in
	Beginning	New	repayment and	Ending
Financing source	balance	financing	others	balance	Remarks
Others	—	—	—	—	—
Total	1,018,975	444,065	—	1,463,040	—

B.	Credit Ratings
(1)	Corporate Bonds

	Subject of		Credit rating entity
Credit rating date	valuation	Credit rating	(Credit rating range)	Evaluation classification
June 13, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current valuation
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular valuation
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular valuation
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current valuation
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2)	Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 3, 2006	CP	A1	Korea Information Services, Inc.	Regular valuation
January 4, 2006	CP	A1	Korea Ratings	Regular valuation
June 13, 2006	CP	A1	Korea Information Services, Inc.	Current valuation
June 21, 2006	CP	A1	Korea Ratings	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	Korea Information Services, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation
November 5, 2007	CP	A1	Korea Ratings	Regular valuation
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular valuation
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular valuation
June 3, 2008	CP	A1	Korea Ratings	Current valuation
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current valuation
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3)	International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
July 9, 2007	Global Bonds	A	Fitch (England)	Current valuation
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current valuation

III.	FINANCIAL INFORMATION
1.	Summary Financial Statements (Consolidated)

	(Unit: in millions of Won)
	As of or for the year ended December 31,
Classification	2008	2007	2006	2005	2004
Current assets	5,422,447	4,813,072	4,663,962	4,598,580	4,390,692
• Quick assets	5,387,473	4,766,020	4,644,184	4,590,796	4,338,371
• Inventory	34,974	47,052	19,778	7,784	52,321
Non-current assets	17,051,224	14,235,863	11,576,006	10,106,193	9,892,665
• Investments	4,025,429	5,446,711	3,236,783	1,989,934	1,665,841
• Property and Equipment	7,437,689	4,969,353	4,507,335	4,663,369	4,703,922
• Intangible assets	3,978,145	3,433,962	3,518,411	3,452,889	3,522,903
• Other non-current assets	1,609,961	385,836	313,477	—	—
Total assets	22,473,671	19,048,935	16,239,968	14,704,772	14,283,358
Current liabilities	4,628,821	3,016,874	3,208,416	2,863,373	3,066,893
Non-current liabilities	6,020,410	4,344,428	3,548,464	3,513,860	4,010,721
Total liabilities	10,649,231	7,361,302	6,756,880	6,377,233	7,077,614
Capital Stock	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,958,854	2,956,106	2,950,327	2,954,840	2,968,301
Capital adjustment	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515	(-)2,058,292
Accumulated other comprehensive income	356,192	1,591,258	490,010	—	—
Retained earnings	9,448,185	8,914,970	7,847,434	7,267,649	6,152,898
Minority interest	1,175,959	11,687,633	170,245	—	—
Total stockholders’ equity	11,824,440	19,048,935	9,483,088	8,327,540	7,205,743
Operating revenue	14,020,984	11,863,357	11,027,977	10,721,820	10,570,615
Operating income	1,752,468	2,101,955	2,621,132	2,670,616	2,439,749
Income from continuing operation before income tax	1,258,738	2,285,765	2,021,578	2,561,567	2,123,176
Net income	972,338	1,562,265	1,449,552	1,868,307	1,493,414
Net income attributable to majority interests	1,215,719	1,648,876	1,451,491	1,872,978	1,491,479
Number of Consolidated Companies	35	26	18	17	11

*	See the attached Korean GAAP Consolidated Financial Statements.

2.	Summary Financial Statements (Non-consolidated)

	(Unit: in millions of Won)
	As of and for the year ended December 31,
Classification	2008	2007	2006	2005	2004
Current assets	3,990,503	4,094,059	4,189,325	4,172,485	3,854,345
• Quick assets	3,976,576	4,075,378	4,172,887	4,166,500	3,843,384
• Inventory	13,927	18,681	16,438	5,985	10,961
Non-current assets	14,626,992	14,038,451	11,624,728	10,349,191	10,166,360
• Investments	5,668,127	5,940,045	3,547,942	2,366,760	2,112,488
• Property and Equipment	4,698,214	4,594,413	4,418,112	4,595,884	4,605,253
• Intangible assets	2,941,592	3,174,942	3,405,158	3,386,547	3,448,619
• Other non-current assets	1,319,059	329,051	253,516	—	—
Total assets	18,617,495	18,132,510	15,814,053	14,521,676	14,020,705
Current liabilities	3,412,490	2,484,548	2,985,620	2,747,268	2,859,711
Non-current liabilities	4,475,998	4,221,016	3,522,006	3,516,528	4,033,902
Total liabilities	7,888,488	6,705,564	6,507,626	6,263,796	6,893,613
Capital Stock	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,957,095	2,954,829	2,962,699	2,966,198	2,983,166
Capital adjustment	(-)2,147,530	(-)2,072,486	(-)2,019,568	(-)2,022,817	(-)2,057,422
Accumulated other comprehensive income	373,784	1,594,099	473,904	—	—
Retained earnings	9,501,018	8,905,865	7,844,753	7,269,861	6,156,708
Minority interest	10,729,007	11,426,946	9,306,427	8,257,881	7,127,091
Total stockholders’ equity	11,674,662	11,285,900	10,650,952	10,161,129	9,703,681
Operating revenue	2,059,896	2,171,543	2,584,370	2,653,570	2,359,581
Operating income	1,506,076	2,316,112	2,021,643	2,554,613	2,115,778
Income from continuing operation before income tax	1,277,658	1,642,451	1,446,598	1,871,380	1,494,852

IV.	AUDITOR’S OPINION

1.	Auditor

Year ended December 31,
2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2.	Audit Opinion

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2008	Appropriate	—
Year ended December 31, 2007	Appropriate	—
Year ended December 31, 2006	Appropriate	—

3.	Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2008	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review	1,066,318	11,468
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review	656,000	7,637
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
			Service
Term	Contract date	Service provided	duration	Fee
Year ended December 31, 2008	November 20, 2007	Set up services for agency tax manual	60 days	48,000
	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000
Year ended December 31, 2007	March 20, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000
Year ended December 31, 2006	January 1, 2006	Tax consulting service for fiscal year 2006	25 days	20,000
	February 7, 2006	Tax training for employees of authorized exclusive dealers	50 days	45,000
	March 13, 2006	Tax adjustment for fiscal year 2005	29 days	27,000
	April 30, 2006	Tax consulting	7 days	45,000
	July 26, 2006	Financial consulting	7 days	40,000
	October 13, 2006	Evaluation of and preparation of recommendations for improvement of subsidiaries’ financial system infrastructure	10 days	49,500
	November 13, 2006	Preparation of responses to the U.S. SEC’s comments on the Company’s Form 20-F for 2005	10 days	25,500

V.	MANAGEMENT STRUCTURE

1.	Summary of Management Structure

A.	Board of Directors

(1)	Authority of the Board of Directors
a)	Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
—	Convocation of shareholders’ meeting and submission of agenda

—	Prior approval of financial statements

—	Decisions on issuance of new shares

—	Long-term borrowings, issuance of corporate bonds and redemptions

—	Capital transfer of reserves

—	Appointment of the representative director and decisions on co-representatives

—	Establishment, transfer or closure of branches

—	Enactment of and revision to the Regulations for the Board of Directors

—	Annual business plan and budgeting

—	Approval of investments of Won 50 billion or greater or investments that become Won 50 billion or greater as a result of budget increases

—	Investments with planned budget increases of Won 50 billion or greater

—	Investments and joint ventures of Won 50 billion or greater (For new investments and new joint ventures, Won 30 billion or above)

—	Establishment of subsidiaries

—	Guarantees of Won 50 billion or greater

—	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Korean Anti-trust and Fair Trade Act

—	In relation to transactions undertaken with related parties, approval of material changes to disclosed matters pursuant to the Korean Anti-trust and Fair Trade Act

—	Investment by the company or any of its subsidiaries in foreign corporations or entities, or other foreign assets, equal to or greater than the amount equivalent to 5% of the company’s equity capital according to its latest balance sheet

—	Enactment of and amendment to the Company’s Management Procedures

—	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors

—	The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30th of each year

•	Execution of investments between Won 5 billion and Won 50 billion

•	New investments and joint ventures under Won 50 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 50 billion or above

•	Matters related to guarantees of under Won 50 billion

•	Internal trading not subject to approval by independent non-executive directors

•	Matters delegated to the representative director that the Board of Directors requests to be reported

(2)	Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 17, 2009, in the notice of the annual general meeting of shareholders, information on Jae Won Chey, Man Won Jung, Hyun Chin Lim, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.

(3)	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
289th (the first meeting of 2008)	January 31, 2008	— Financial statements for the year ended December 31, 2007	Approved as proposed
		— Annual business report for the year ended December 31, 2007	Approved as proposed
		— Incorporation of an entity for Convergence Business in USA	Approved as proposed
290th (the second meeting of 2008)	February 19, 2008	— Convocation of the 24th General Meeting of Shareholders	Approved as proposed
		— Issuance of Corporate Bond	Approved as proposed
291st (the third meeting of 2008)	March 14, 2008	— Election of the representative director	Approved as proposed
		— Election of committee members	Approved as proposed
292nd (the fourth meeting of 2008)	March 28, 2008	— Incorporation of “SK Marketing & Company” (provisional name)	Approved as proposed
		— Capital investment in TU Media Co., Ltd.	Approved as proposed
		— Amendment of internal regulations	Approved as proposed
		— The Participation in the Capital Increase of Cyworld China (Holdings) Limited	Approved as proposed

Meeting	Date	Agenda		Approval
293rd (the fifth meeting of 2008)	May 30, 2008	—	Appointment of Independent Non-executive Director Nomination Committee Member	Approved as proposed
		—	Establishment of Corporate Citizenship Committee and Appointment of Committee Members	Amended and approved
		—	Contract with TU Media Co., Ltd. regarding satellite utilization fees	Approved as proposed
294th (the sixth meeting of 2008)	June 11, 2008	—	Sale of SK C&C Co., Ltd Shares	Approved as proposed
295th (the seventh meeting of 2008)	July 18, 2008	—	Investment in a Beijing office building	Approved as proposed
		—	Investment in Beijing U-City business	Approved as proposed
		—	Interim Dividend	Approved as proposed
		—	Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		—	Long-term Debt Financing	Approved as proposed
296th (the eighth meeting of 2008)	August 21, 2008	—	Transaction with SK Networks Co. Ltd. in 2008	Approved as proposed
		—	Investments in additional WCDMA Equipment and in Marketing Activities for 2008	Approved as proposed
297th (the ninth meeting of 2008)	September 25, 2008	—	Incorporation of SK Telecom’s Affiliate Company for Sales	Approved as proposed
		—	Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		—	Issuance of Corporate Bonds	Approved as proposed
298th (the tenth meeting of 2008)	October 23, 2008	—	Transfer of MelOn Business Segment and capital investment in LOEN Entertainment Co., Ltd.	Approved as proposed
		—	Acquisition of Treasury Stocks for Cancellation	Approved as proposed
		—	Long-term Financing Plan	Approved as proposed
299th (the eleventh meeting of 2008)	December 19, 2008	— —	Asset Management Transaction with Affiliated Company (SK Securities) Contract to use SK Brand	Approved as proposed Approved as proposed

300th (the first meeting of 2009)	January 22, 2009	—	Financial Statements for the year ended December 31, 2008	Approved as proposed
		—	Annual Business Report for the year ended December 31, 2008	Approved as proposed
		—	Annual Business Plan and Budgeting for FY 2009	Approved as proposed
		—	Issuance of Corporate Bonds	Approved as proposed

Meeting	Date	Agenda		Approval
301st (the second meeting of 2009)	February 17, 2009	—	Convocation of the 25th General Meeting of Shareholders	Approved as proposed
		—	Partnership Agreement with Offshore Private Equity Fund	Approved as proposed
302nd (the third meeting of 2009)	March 13, 2009	—	Election of the Representative Director	Approved as proposed
		—	Revision to the Regulations for the Board of Directors	Approved as proposed
		—	Appointment of Chairman of the Board of Directors	Approved as proposed
		—	Long-term Financing Plan for Foreign Currency	Approved as proposed
		—	Issuance of Offshore Exchangeable Bonds and Transfer of Treasury Shares in relation thereto	Approved as proposed
		—	Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

(4)	Committee Structure and Activities of the Committees of the Board of Directors
a)	Independent Non-executive Director Nomination Committee
—	Organization

(As of December 31, 2008)
Number of Persons		Members
	Chairman	Executive Directors	Independent Non-executive Directors
4	Shin Bae Kim	Sung Min Ha	Rak Yong Uhm, Jae Ho Cho

*	The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.
—	Activities

			D.S. Shim	H.J. Lim
			(100%)*	(100%)*
Date	Details	Approval	Vote
Feb. 19, 2008	— 24th General Meeting of Shareholders: Nomination of Independent Non-executive Director Candidates: Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Approved	For	For

July 18, 2008	— Proposal to nominate Shin Bae Kim as the Chairman of the Committee	Approved	For	For

*	Attendance Rate for the Board of Directors’ Meetings

b)	Compensation Review Committee
—	Organization

(As of December 31, 2008)
Number of Persons	Members
	Executive Directors	Independent non-executive Directors
5 persons	—	Hyun Chin Lim, Dal Sup Shim, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
—	Activities

			Y.W.	D.S.	H.J.	R.Y.	J.Y.	J.H.
			Kim	Shim	Lim	Uhm	Chung	Cho
			(100%)*	(100%)*	(100%)*	(100%)*	(100%)*	(100%)*
Date	Details	Approval	Vote
March 27, 2008	— Appointment of Chairman of the Committee	Approved	For	For	For	For	For	For

April 25, 2008	— Discussion of Committee operation procedures	—	Resigned	—	—	—	—	—

*	Attendance Rate for the Board of Directors’ Meetings
c)	Capex Review Committee
—	Organization

(As of December 31, 2008))
Number of Persons	Members
	Executive Directors	Independent non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Dal Sup Shim, Jay Young Chung

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

—	Activities

			R.Y.	D.S.	J.Y.
			Uhm	Shim	Chung
			(100%)*	(100%)*	(100%)*
Date	Details	Approval	Vote
April 26, 2008	— Appointment of Chairman of the Committee	Approved	For	For	For

*	Attendance Rate for the Board of Directors’ Meetings
d)	Corporate Citizenship Committee
—	Organization
(As of December 31, 2008)

Number of Persons	Members
	Executive Directors	Independent Non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
—	Activities

			R.Y.	H.J.	J.Y.
			Uhm	Lim	Chung
			(100%)*	(100%)*	(100%)*
Date	Details	Approval	Vote
Sep. 10, 2008	— Appointment of Chairman of the Committee	Approved	For	For	For

*	Attendance Rate for the Board of Directors’ Meetings
e)	Audit Committee: See “B. Audit System” below.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.

B.	Audit System
(1)	Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent of the attending members.

(2)	Authority of the Audit Committee
Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.

(3)	Members of the Audit Committee
Audit Committee Members are directors Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.

(4)	Major Activities of the Audit Committee

Meeting	Date	Agenda		Approval	Remarks
The first meeting of 2008	January 31, 2008	—	Audit Report on Internal Monitoring System	Approved as proposed	—
		—	2007 Management Audit Results and 2008 Management Audit Plan	—
		—	Financial Statements for 24th Fiscal Year	—
		—	Business Report for 24th Fiscal Year	—
		—	2008 Transactions Plan with SK C&C	—
		—	Evaluation of Internal Accounting Controls	—
The second meeting of 2008	February 18, 2008	—	Results Reports on Review of Internal Accounting Management System for 24th Fiscal Year	—	—
		—	Reports on 2007 Korean GAAP Audit	—
		—	Auditor’s Report for Fiscal Year 2007	Approved as proposed
		—	Evaluation of Internal Accounting Management System Operation	Approved as proposed
		—	Issuance of Corporate Bond	—
The third meeting of 2008	March 27, 2008	—	Nomination of the Chairman of the Committee	Approved as proposed	—
		—	2008 2Q Transaction with SK C&C Co., Ltd.	Approved as proposed
		—	Planning for Amendment to Internal Accounting Rules	—

Meeting	Date	Agenda		Approval	Remarks
The fourth meeting of 2008	May 29, 2008	—	Construction of Mobile Phone Facilities for 2008	Approved as proposed	—
		—	Purchase of Mobile Phone Relay Device for 2008	Approved as proposed
		—	Agency Agreement with SK Marketing & Company for 2008	Approved as proposed
		—	B2B Agreement with TU Media Co., Ltd.	Approved as proposed
		—	Auditor Fees for 2008	Approved as proposed
		—	Renewal of Service Contract with Auditor for 2008	Approved as proposed
		—	Planning for Fiscal Year 2008 Audit	—
The fifth meeting of 2008	June 11, 2008	—	2008 3Q Transactions with SK C&C Co., Ltd.	Approved as proposed	—
The sixth meeting of 2008	June 26, 2008	—	Report on Results for Fiscal Year 2008 US GAAP Audit	—	—
The seventh meeting of 2008	July 17, 2008	—	Interim Closing of Accounts for Six Months ended 2008	—	—
		—	Planning of Interim Dividends
		—	Planning of Asset Management Transactions with Affiliated Company (SK Securities)
The eighth meeting of 2008	August 20, 2008	—	Purchase of Mobile Phone Relay Device for 2008	Approved as proposed	—
		—	Construction of Mobile Phone Facilities for 2008	Approved as proposed
		—	Report on Korean GAAP Review of the Financial Statements for the First Half of 2008	—
		—	Evaluation of Internal Accounting Controls	—
		—	Management Audit Results for the First Half of 2008	—
The ninth meeting of 2008	September 24, 2008	—	Service Contract with SKTA	Approved as proposed	—
		—	Purchase of Mobile Phone Relay Device for 2008	Approved as proposed
		—	Construction of Mobile Phone Facilities for 2008	Approved as proposed
		—	2008 4Q Transaction with SK C&C Co., Ltd.	Approved as proposed
		—	Planning of Asset Management Transactions with Affiliated Company (SK Securities)	—
		—	Plans for Issuance of Corporate Bonds	—
The tenth meeting of 2008	October 22, 2008	—	Plans for Acquisition of Treasury Stock for Cancellation	—	—
		—	Long-term Financing Plan	—

Meeting	Date	Agenda		Approval	Remarks
The eleventh meeting of 2008	November 20, 2008	—	Purchase of Mobile Phone Relay Device for 2008	Approved as proposed	—
		—	Pursuit of Integrated Loyalty Marketing	Approved as proposed
		—	Mobile Cyworld Service ASP Contract	Approved as proposed
		—	Increased Auditor Fees for 2008	Approved after amendment
		—	Status of Purchase Process of Phone Relay Device	—
		—	Summary and Status of CP	—
		—	Shareholder Return Policy for 2009	—
The twelfth meeting of 2008	December 18, 2008	—	2009 1Q Transactions with SK C&C Co., Ltd.	Approved as proposed	—
		—	Outdoor Media Advertisement Agency	Approved as proposed
		—	Service Contracts for Handset A/S Operation	Approved as proposed
		—	Lease of Telecommunication Equipment	Approved as proposed
		—	Service Contract with SKT China Holding Co.	Approved as proposed
		—	Service Contract with SKTA	Approved as proposed
		—	Renewal of IT SM Contract	Approved as proposed
		—	Planning of Asset Management Transaction with Affiliated Company (SK Securities)	—
The first meeting of 2009	January 21, 2009	—	Plans for Issuance of Corporate Bonds	—	—
		—	B2B contract with TU Media	Approved as proposed
		—	Internal Auditor’s Report on Internal Monitoring System	Approved as proposed
		—	Management Audit Results for the Second Half of 2008	—
		—	Evaluation of Internal Accounting Controls	—
The second meeting of 2009	February 16, 2009	—	Reports on 2008 Korean GAAP Audit	—	—
		—	Report on Review of Internal Accounting Management System	—
		—	2009 Management Audit Plan	—
		—	Auditor’s Report for Fiscal Year 2008	Approved as proposed
		—	Evaluation of Internal Accounting Management System Operation	Approved as proposed
		—	Appointment of Auditor for FY 2009-2011	Approved as proposed
		—	Construction of Mobile Phone Facilities for 2009	Approved as proposed

Meeting	Date	Agenda		Approval	Remarks
The third meeting of 2009	March 13, 2009	—	Purchase of Mobile Phone Relay Device for 2009	Approved as proposed	—
		—	Construction of Mobile Phone Facilities for 2009	Approved as proposed
		—	2009 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		—	Long-term Financing Plan for Foreign Currency	—
		—	Issuance of Offshore Exchangeable Bonds and Transfer of Treasury Shares	—
		—	Asset Management Transaction with Affiliated Company (SK Securities)	—

C.	Exercise of Voting Rights by the Shareholders
(1)	Use of the Cumulative Voting System
a)	Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
—	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

—	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

(2)	Use of Written or Electronic Voting System
N/A

(3)	Minority Shareholder Rights
N/A

D.	Compensation of Officers and Others

(1)	Compensation of Directors (including Independent Non-executive Directors) and Members of the Audit Committee

(Unit: in millions of Won)
		Total amount
		approved by the
	Total	Meeting of	Average payment
Classification	payment	Shareholders	per person	Remarks
Executive directors	4,482	12,000	1,581	—

Independent Non-executive directors	480		80	Including members of the Audit Committee

(2)	Granting and Exercise of Stock Options (As of December 31, 2008)
N/A

E.	Directors’ and Officers’ Insurance

(Unit: in millions of Won)
Insurance Payment		Coverage
	Cumulative
2008	(including 2008)	Amount	Period
417	417	50,000	From July 2008 to June 2009

2.	Affiliated Companies
(1)	Summary of Corporate Group
—	Name: SK Group

(2)	Capital Investments between Affiliated Companies

(As of December 31, 2008)					* Based on common shares
	Invested companies
	SK	SK	SK	SK	SK		SK	SK
Investing company	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK Corporation		33.40%	39.98%	23.09%		42.50%		72.13%
SK Energy
SK Networks							0.02%	17.71%
SK Telecom
SK Chemicals							58.03%
SKC								10.16%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	30.78%
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D

(As of December 31, 2008)					* Based on common shares
Invested companies
	SK	SK	SK	SK	SK		SK	SK
Investing company	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	30.78%	33.40%	39.98%	23.09%		42.50%	58.05%	100.00%

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Pover	DOPCO	CCES
SK Corporation			51.00%	45.53%		65.00%
SK Energy							38.28%
SK Networks	22.71%	50.37%			15.00%		4.61%
SK Telecom					30.00%
SK Chemicals		0.25%
SKC	12.41%	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S								100.00%
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	35.12%	58.12%	51.00%	45.53%	45.00%	65.00%	42.89%	100.00%

	Invested companies
	YN	Daehan	Daehan	SK	SK	SK	Busan	Jeonnam
Investing companies	Energy	City Gas	Engineering	Sci-tech	NJC	Telink	City Gas	City Gas
SK Corporation
SK Energy
SK Networks
SK Telecom						90.77%
SK Chemicals				50.00%	60.00%
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas			100.00%
SK Telink
SK E&S	100.00%	47.62%					40.00%	100.00%
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	47.62%	100.00%	50.00%	60.00%	90.77%	40.00%	100.00%

Invested companies
OK
	Gangwon		Cashbag	Chungnam	SK		MRO
Investing companies	City Gas	GBES	Service	City Gas	Wyverns	Infosec	Korea	SK Telesys
SK Corporation
SK Energy

	Invested companies
			OK
	Gangwon		Cashbag	Chungnam	SK		MRO
Investing companies	City Gas	GBES	Service	City Gas	Wyverns	Infosec	Korea	SK Telesys
SK Networks							51.00%
SK Telecom					99.99%
SK Chemicals
SKC						20.63%		77.13%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C						48.14%
Daehan City Gas
SK Telink
SK E&S	100.00%	100.00%		100.00%
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company			100.00%
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	100.00%	100.00%	99.99%	68.77%	51.00%	77.13%

	Invested companies
				F&U
			Encar	Credit			SK	SK
Investing companies	Innoace	AirCROSS	network	Info.	Paxnet	TU Media	D&D	Utis
SK Corporation
SK Energy			87.50%
SK Networks	43.08%
SK Telecom	14.25%	100.00%		50.00%	59.74%	44.15%
SK Chemicals								60.00%
SKC
SK E&C							44.98%
SK Shipping
SK Securities				40.00%
Walkerhill

	Invested companies
				F&U
			Encar	Credit			SK	SK
Investing companies	Innoace	AirCROSS	network	Info.	Paxnet	TU Media	D&D	Utis
SK C&C
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	57.33%	100.00%	87.50%	90.00%	59.74%	44.15%	44.98%	60.00%

	Invested companies
	SK	Loen		SK	SK Mobile			CU
Investing companies	CTA	Entertainment	Independence	Petrochemical	Energy	SKC Media	iHQ	Media
SK Corporation
SK Energy	33.67%			100.00%	88.34%
SK Networks
SK Telecom		63.48%					37.09%
SK Chemicals
SKC					11.66%	100.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C			67.78%
Daehan City Gas
SK Telink
SK E&S
iHQ								52.52%
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband

	Invested companies
	SK	Loen		SK	SK Mobile			CU
Investing companies	CTA	Entertainment	Independence	Petrochemical	Energy	SKC Media	iHQ	Media
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	33.67%	63.48%	67.78%	100.00%	100.00%	100.00%	37.09%	52.52%

	Invested companies
		NTREEV	SK	SK			SKC Air	SKN
Investing companies	I Film Co.	Soft	I-Media	Communications	Ecolgreen	I Platform	Gas	Service
SK Corporation
SK Energy
SK Networks					55.00%	66.67%		100.00%
SK Telecom		63.70%		64.82%
SK Chemicals
SKC							80.00%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink				0.89%
SK E&S
iHQ	45.00%
SK D&D
SK Communications			100.00%
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	45.00%	63.70%	100.00%	65.71%	55.00%	66.67%	80.00%	100.00%

	Invested companies
	Nuri	Commerce	Reviden	Solmics		SK	Hanaro	Broadband
Investing companies	Solution	Planet	Asset	Co., Ltd.	Mecharonics	Broadband	Dream	Media
SK Corporation
SK Energy
SK Networks
SK Telecom		100.00%				43.42%
SK Chemicals
SKC				48.70%
SK E&C			99.00%
SK Shipping
SK Securities
Walkerhill
SK C&C	46.32%
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D			1.00%
SK Communications
Solmics Co., Ltd.					48.66%
SK Broadband							36.03%	100.00%
Broadband D&M
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	46.32%	100.00%	100.00%	48.70%	48.66%	43.42%	36.03%	100.00%

Invested companies
	Broadband	Broadband	Broadband	Broadband	Broadband	Broadband	Broadband	Miracle
Investing companies	D&M	CS	TS	Seoul CS	Kyoungki CS	Busan CS	Kwangju CS	IT
SK Corporation
SK Energy
SK Networks
SK Telecom
SK Chemicals
SKC

	Invested companies
	Broadband	Broadband	Broadband	Broadband	Broadband	Broadband	Broadband	Miracle
Investing companies	D&M	CS	TS	Seoul CS	Kyoungki CS	Busan CS	Kwangju CS	IT
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D
SK Communications
Solmics Co., Ltd.
SK Broadband	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Broadband D&M								100.00%
SK Marketing & Company
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	Invested companies
	SK
	Marketing			Ulreung			Namwon
	&		DOP	Mineral	Ulreung Deep	WS	Sarang Electric
Investing companies	Company	UB Care	Service	Co., Ltd.	Water	Commerce	Power	Incyto
SK Corporation
SK Energy	50.00%
SK Networks						100.00%
SK Telecom	50.00%
SK Chemicals		43.97%
SKC								100.00%
SK E&C			4.90%
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas

	Invested companies
	SK
	Marketing			Ulreung			Namwon
	&		DOP	Mineral	Ulreung Deep	WS	Sarang Electric
Investing companies	Company	UB Care	Service	Co., Ltd.	Water	Commerce	Power	Incyto
SK Telink
SK E&S			95.10%
iHQ
SK D&D							100.00%
SK Communications
Solmics Co., Ltd.
SK Broadband
Broadband D&M
SK Marketing & Company
SK Gas				80.36%
Ulreung Mineral Co., Ltd.					100.00%
Total affiliated companies	100.00%	43.97%	100.00%	80.36%	100.00%	100.00%	100.00%	100.00%

	Invested companies
	Jeju United	Cross M	MKS
Investing companies	FC	Insight	Guarantee	Etoos	—	—	—	—
SK Corporation
SK Energy	100.00%
SK Networks
SK Telecom
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D			99.00%
SK Communications				100.00%
Solmics Co., Ltd.
SK Broadband
Broadband D&M

	Invested companies
	Jeju United	Cross M	MKS
Investing companies	FC	Insight	Guarantee	Etoos	—	—	—	—
SK Marketing & Company		100.00%
SK Gas
Ulreung Mineral Co., Ltd.
Total affiliated companies	100.00%	100.00%	99.00%	100.00%

VI.	SHARES
1.	Distribution of Shares
A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2008)						(Unit: shares, %)
			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending
		Types of	Number of	Ownership	Number	Number	Number of	Ownership	Cause of
Name	Relationship	shares	shares	ratio	of shares	of shares	shares	ratio	change
SK Corporation	Largest Shareholder	Common stock	17,663,127	21.75	1,085,325	—	18,748,452	23.09	Purchase of Common stock of the Company from SK Networks
Tae Won Chey	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Won Chey	Officer of affiliated company	Common stock	0	0.00	500	—	500	0.00	Open market purchase
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Bang Hyung Lee	Officer of affiliated company	Common stock	400	0.00	—	200	200	0.00	Open market sale
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	17,665,635	21.75	1,085,325	200	18,751,260	23.09	—
		Preferred stock	—	—	—	—	0	0.00
		Total	17,665,635	21.75	1,085,325	—	18,751,260	23.09

Largest Shareholder: SK Corporation	Number of Related Persons: 5

B.	Shareholders with More than 5% Shareholding

(As of December 31, 2008)				(Unit: shares, %)
		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	SK Corporation	18,748,452	23.09	—	—	18,748,452	23.09
2	Citibank ADR	17,008,755	20.95	—	—	17,008,755	20.95
3	SK Telecom	8,669,508	10.68	—	—	8,669,508	10.68
Total		44,426,715	54.72	—	—	44,426,715	54.72

C.	Shareholder Distribution

(As of December 31, 2008)
	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	23,685	99.95	31,279,161	38.52	—
Minority shareholders (corporate)	1,110	4.68	12,849,333	15.82	—
Minority shareholders (individual)	22,575	95.27	18,429,828	22.69	—
Largest Shareholder and Related Persons	6	0.01	18,751,260	23.09	—
Major shareholders	—	—	—	—	—
Other shareholders	10	0.04	49,914,550	61.47	—
Other shareholders (corporate)	8	0.03	32,088,119	39.52	—
Other shareholders (individual)	2	0.00	17,826,431	21.95	—
Total	23,695	100.00	81,193,711	100.00	—

2.	Share Price and Trading Volume in the Last Six Months
A.	Domestic Securities Market

				(Unit: Won, shares)
		December	November	October	September	August	July
Types		2008	2008	2008	2008	2008	2008
Common stock	Highest	224,000	232,000	230,000	210,500	205,000	195,500
	Lowest	201,000	201,000	185,500	200,000	188,500	178,000
Monthly transaction volume		7,036,880	6,509,801	10,063,707	8,495,764	6,354,641	5,910,740

B.	Overseas Securities Market

New York Stock Exchange				(Unit: US$, ADR)
		December	November	October	September	August	July
Types		2008	2008	2008	2008	2008	2008
Depository Receipt	Highest	18.80	19.24	19.92	20.82	22.29	22.20
	Lowest	15.11	14.83	14.01	18.68	19.60	19.97
Monthly transaction volume		50,873,000	36,884,100	59,291,300	33,989,886	46,673,046	25,823,710

VII.	EMPLOYEES

(As of December 31, 2008)					(Unit: persons, in millions of Won)
	Number of employees
	Office				Average		Average
	managerial	Production			service	Total half	wage per
Classification	positions	positions	Others	Total	year	year wage	person	Remarks
Male	3,815	—	—	3,815	10.7	248,348	64	—
Female	596	—	—	596	8.8	30,970	50	—
Total	4,411	—	—	4,411	10.5	279,318	62	—

VIII.	TRANSACTIONS WITH RELATED PARTIES
1.	Transactions with the Largest Shareholder or Related Persons

A.	Provisional Payment and Loans (including loans on marketable securities)

(Year Ended December 31, 2008)						(Unit: in millions of Won)
Name (Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	4,132	—	575	3,557	372	—

B.	Equity Investments

(Year Ended December 31, 2008)					(Unit: in millions of Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
SK Broadband	Affiliated company	Common share	116,525	1,093,104	—	1,209,629	—
SK M&C	Affiliated company	Common share	—	190,000	—	190,000	—
TU Media	Affiliated company	Common share	96,979	55,000	—	151,979	—
LOEN Entertainment	Affiliated company	Common share	27,874	30,000	—	57,874	—
OK Cashbag Service	Affiliated company	Common share	316	—	316	—	—
Wave City	—	Common share	—	1,967	—	1,967	—
SK TELECOM (CHINA) HOLDING Co., LTD	—	Common share	19,070	4,223	—	23,293	—
TR Entertainment	—	Common share	—	10,953	—	10,953	—
Cyworld China Holdings	—	Common share	—	10,272	—	10,272	—
SKT Global Investment	—	Common share	—	26,044	—	26,044	—

(Year Ended December 31, 2008)					(Unit: in millions of Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Note
SKT HOLDINGS AMERICA Inc.	—	Common share	4,050	8,940	—	12,990	—
SKT USA Holdings	—	Common share	336,625	107,875	444,500	—	—
Magic Grid	—	Common share	—	8,494	—	8,494	—
Sk Mobile	—	Common share	9,160	2,004	3,166	7,998	—
SKY Property Mgmt., Ltd.	—	Common share	—	283,368	—	283,368	—
SK China Company	—	Common share	3,196	2,963	—	6,159	—
PR MAX	—	Common share	—	7,127	—	7,127	—
Virgin Mobile USA, Inc.	—	Common share	—	62,096	—	62,096	—
Total			613,795	1,904,430	447,982	2,070,243	—

C.	Transfer of Business

				(Unit: in thousands of Won)
Name		Details
(Corporate Name)	Relationship	Transferred Business	Purpose of Transfer	Date of Transfer	Amount of Transfer
Loen Entertainment	Affiliated Company	MelOn Business	To facilitate growth of MelOn business through separate management	Oct. 24, 2008	24,333,022
Total					24,333,022

2.	Transactions with Shareholders (excluding the Largest Shareholder and Related Persons), Officers, Employees and other Interested Parties
A.	Provisional Payment and Loans (including loans on marketable securities)
* Agents

						(Unit: in millions of Won)
Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	114,959	335,386	295,544	154,801	—	—

* Overseas investment companies

							(Unit: in million Won)

Name (Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B.	Equity Investments

				(Unit: in millions of Won)
		Details
Name (Corporate name)	Relationship	Types of Investment	Beginning	Increase	Decrease	Ending	Remarks
Mobinex, Inc.	—	Common Share	—	1,894	—	1,894	—
Dreamer-i	—	Common Share	—	4,499	—	4,499	—
Alereon, Inc.	—	Common Share	—	3,060	—	3,060	—
Biogenics	—	Common Share	—	1,000	—	1,000	—
Benex Digital Contents	—	—	—	5,000	—	5,000	—
Benex Focus Investment No. 2	—	—	—	20,000	—	20,000	—
K-Net Culture Contents Investment	—	—	—	5,900	—	5,900	—
Open Innovation Fund	—	—	—	20,000	—	20,000	—
Translink Capital	—	—	798	688	—	1,486	—
SGI Investment	—	—	1,172	376	—	1,548	—
Century-on IT Investment	—	—	1,930	—	1,930	—	—
Total			3,900	62,417	1,930	64,387	—

IX.	OTHER RELEVANT MATTERS
1.	Developments in the Items mentioned in prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1.	On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
			2.	On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
			3.	On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
			4.	As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

2.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda			Resolution
24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007			Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation		Approved
	3.	Approval of Remuneration Limit for Directors		Approved (Won 12 billion)
	4.	Election of Directors
		—	Election of executive directors	Approved (Shin Bae Kim, Young Ho Park)
		—	Election of independent non-executive directors	Approved (Rak Yong Uhm, Jay Young Chung)
		—	Election of independent non-executive directors as Audit Committee member	Approved (Jae Ho Cho)
25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008			Approved (Cash dividend, Won 8,400 per share)
	2.	Approval of Remuneration Limit for Directors		Approved (Won 12 billion)
	3. Amendment to Company Regulation on Executive Compensation			Approved
	4.	Election of Directors
		—	Election of executive directors	Approved (Jae Won Chey, Man Won Jung)
		—	Election of independent non-executive directors	Approved (Hyun Chin Lim)
		—	Election of independent non-executive directors as Audit Committee member	Approved (Hyun Chin Lim)

3.	Contingent Liabilities
A.	Material Legal Proceedings

(1)	Action for Monetary Damages
a)	Parties to the litigation: G.Mate Inc. (plaintiff) vs. the Company (defendant)

b)	Overview: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but that the Company subsequently refused to take delivery of such units. G.Mate sought approximately Won 4 billion in damages.

c)	Progress: An initial mediation process, which was requested by G.Mate, was terminated in January 2007 and an action for monetary damages was brought before the Seoul Central District Court, to which seven creditors of G.Mate, including DNF Consulting Co., Ltd., requested intervenient participation as successors to part of the claim. On December 4, 2008, the trial court awarded the plaintiffs a total of Won 420 million in damages, to which all of plaintiff, defendant and successors appealed, and the case is currently pending before the Seoul High Court.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to an aggregate of Won 4 billion in damages. However, the actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.

(2)	Action for Monetary Damages
a)	Parties to the litigation: Misook Peon, et al. (plaintiffs, eight in total) vs. the Company (defendant)

b)	Overview: The plaintiffs, who use the Company’s mobile telephone services, alleged that the reason a large wireless internet surcharge was imposed on them was because the Company violated its duty to clearly explain contractual provisions. The plaintiffs are seeking damages.

c)	Progress: On October 4, 2007, the trial court awarded the plaintiffs a total of Won 3,707,479 in damages. The Company appealed, and on January 13, 2009, the appeals court denied the plaintiffs’ claim. The plaintiffs’ have since appealed the decision on February 2, 2009.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the National Council of the Green Consumers Network in Korea will bring an additional lawsuit based on this decision by recruiting other plaintiffs. However, the actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.

(3)	Action for Monetary Damages
a)	Parties to the litigation: KT Corporation (plaintiff) vs. the Company (defendant)

b)	Overview: KT Corporation alleged that the Company unreasonably delayed KT Corporation’s request for connection to MSC/HLR, and sought damages for the extra connection fees incurred.

c)	Progress: The plaintiff brought an action against the Company in May 2008 and the lawsuit is currently pending.

d)	Impact on business: In the event that the case is decided against the Company, there is a risk that the Company will be obligated to pay up to Won 44.3 billion in damages (excluding interest). However, the actual results of the litigation and actual impact on the Company’s operations and finances may differ depending on future events.

(4)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a)	Parties to the litigation: Korea Multinet (plaintiff) vs. MIC (defendant, the Company is participating in the action on behalf of MIC)

b)	Overview: Korea Multinet brought an administrative action against MIC to cancel the Company’s key communication business licenses and the allotment of the Company’s satellite DMB frequency.

c)	Progress: The Seoul Administrative Court dismissed the claim in July 2006. Korea Multinet appealed to the Seoul Appellate Court, but withdrew its claim on December 17, 2008, and the case was closed.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Board of Directors and Stockholders of
SK Telecom Co., Ltd.
We have audited the accompanying consolidated balance sheets of SK Telecom Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2006, 2007 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a) to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
March 20, 2009
Notice to Readers
This report is effective as of March 20, 2009, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006, 2007 AND 2008

							Translation into
							U.S. dollars
	Korean won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2006		2007		2008		2008
	(In millions)						(In thousands)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents, net of government subsidy of nil, ~~W~~142 million and ~~W~~127 million as of December 31, 2006, 2007 and 2008 (Notes 2, 13 and 29)	~~W~~	485,972	~~W~~	885,847	~~W~~	1,011,340	$801,379
Short-term financial instruments (Notes 21 and 22)		98,085		148,103		368,490	291,989
Short-term investment securities (Notes 2 and 4)		665,647		736,643		372,913	295,494
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~106,737 million, ~~W~~93,551 million and ~~W~~150,320 million as of December 31, 2006, 2007 and 2008 (Notes 2, 13 and 24)		1,800,606		1,774,935		1,900,002	1,505,548
Short-term loans, net of allowance for doubtful accounts of ~~W~~9,629 million, ~~W~~6,845 million and ~~W~~7,599 million as of December 31, 2006, 2007 and 2008 (Notes 2, 6 and 13)		69,745		84,570		119,087	94,364
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~31,233 million, ~~W~~28,649 million and ~~W~~30,357 million as of December 31, 2006, 2007 and 2008 and present value discount of ~~W~~27,314 million as of December 31, 2008 (Notes 2, 13 and 24)		1,305,284		948,322		1,346,056	1,066,605
Inventories (Notes 2, 3 and 23)		19,778		47,052		34,974	27,713
Prepaid expenses		116,727		108,552		127,432	100,976
Current deferred income tax assets, net (Notes 2 and 17)		49,940		36,383		27,786	22,017
Currency swap (Notes 2 and 27)		16,660		—		8,236	6,526
Advanced payments and other		35,518		42,665		106,131	84,098

Total Current Assets		4,663,962		4,813,072		5,422,447	4,296,709

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 7, 12, 22, 23 and 24)		4,507,335		4,969,354		7,437,689	5,893,573
Intangible assets, net (Notes 2, 8 and 12)		3,518,411		3,433,962		3,978,145	3,152,254
Long-term financial instruments (Note 21)		10,445		15,535		114	90
Long-term investment securities (Notes 2 and 4)		2,475,418		5,058,519		3,105,295	2,460,614
Equity securities accounted for using the equity method (Notes 2 and 5)		750,921		350,966		898,512	711,975
Long-term loans, net of allowance for doubtful accounts of ~~W~~19,117 million, ~~W~~23,079 million and ~~W~~26,376 million as of December 31, 2006, 2007 and 2008 (Notes 2 and 6)		18,569		84,906		155,360	123,106
Long-term accounts receivable — other, net of present value discount of ~~W~~45,464 million as December 31, 2008 (Note 2)		—		—		572,139	453,359
Guarantee deposits (Notes 13 and 24)		139,619		148,987		239,480	189,762
Long-term currency swap (Notes 2 and 27)		—		13,057		494,711	392,006
Long-term interest rate swap (Notes 2 and 27)		—		3,170		—	—
Non-current deferred income tax assets (Notes 2 and 17)		2,655		7,286		4,948	3,921
Other		152,633		150,121		164,831	130,611

Total Non-Current Assets		11,576,006		14,235,863		17,051,224	13,511,271

TOTAL ASSETS	~~W~~	16,239,968	~~W~~	19,048,935	~~W~~	22,473,671	$17,807,980

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2006, 2007 AND 2008

							Translation into
							U.S. dollars
	Korean won						(Note 2)
	December 31,		December 31,		December 31,		December 31,
	2006		2007		2008		2008
	(In millions)						(In thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES :
Accounts payable (Notes 13 and 24)	~~W~~	1,221,704	~~W~~	1,252,734	~~W~~	1,268,750	$1,005,349
Short-term borrowings (Notes 21 and 22)		58,344		24,616		627,657	497,351
Income taxes payable		336,536		319,108		328,403	260,224
Dividend payable		268		308		227	180
Accrued expenses (Notes 2 and 26)		375,063		436,008		861,836	682,913
Withholdings		339,144		226,407		315,537	250,029
Current portion of long-term debt, net (Notes 2, 8, 9, 10 and 12)		797,042		634,990		936,009	741,687
Current portion of subscription deposits (Note 11)		17,576		7,564		8,281	6,562
Currency swap (Notes 2 and 27)		—		12,646		190,359	150,839
Current deferred income tax liabilities (Notes 2 and 17)		—		4		—	—
Advanced receipts and other		62,739		102,489		91,762	72,711

Total Current Liabilities		3,208,416		3,016,874		4,628,821	3,667,845

NON-CURRENT LIABILITIES :
Bonds payable, net (Notes 2, 9 and 22)		1,995,323		2,348,661		4,074,392	3,228,520
Long-term borrowings (Notes 10 and 22)		293,026		323,421		856,471	678,662
Subscription deposits (Note 11)		21,140		6,425		4,796	3,800
Long-term payables — other, net of present value discount of ~~W~~42,461 million, ~~W~~27,886 million and ~~W~~15,416 million as of December 31, 2006, 2007 and 2008 (Notes 2 and 8)		517,539		422,114		304,584	241,350
Obligations under carital Lease (Notes 2, 12 and 22)		1,860		712		139,273	110,359
Accrued severance indemnities, net (Note 2)		22,284		44,322		53,815	42,643
Non-current deferred income tax liabilities, net (Notes 2 and 17)		532,639		1,044,758		408,755	323,895
Long-term currency swap (Notes 2 and 27)		112,970		110,911		23,947	18,975
Long-term interest swap (Notes 2 and 27)		454		—		33,499	26,544
Guarantee deposits received and other (Notes 2, 21, 24 and 26)		51,229		43,104		120,878	95,783

Total Non-Current Liabilities		3,548,464		4,344,428		6,020,410	4,770,531

Total Liabilities		6,756,880		7,361,302		10,649,231	8,438,376

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 14)		44,639		44,639		44,639	35,372
Capital surplus (Note 14)		2,966,399		2,956,106		2,958,854	2,344,575
Capital adjustments :
Treasury stock (Notes 1 and 16)		(2,014,927)		(2,041,483)		(2,055,620)	(1,628,859)
Loss on disposal of treasury stock (Notes 16 and 17)		(7,887)		(94)		—	—
Other capital adjustment (Notes 2, 5 and 17)		(12,826)		(31,146)		(103,769)	(82,226)
Accumulated other comprehensive income (loss) (Note 18) :
Unrealized gains on valuation of long-term investment securities, net (Notes 2, 4 and 17)		429,228		1,624,613		407,842	323,171
Equity in other comprehensive gain(loss) of affiliates, net (Notes 2, 5 and 17)		107,324		1,727		(68,763)	(54,487)
Gain (loss) on valuation of currency swap, net (Notes 2, 17 and 27)		(16,487)		(11,816)		8,544	6,770
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 27)		(329)		2,298		(26,129)	(20,704)
Foreign-based operations’ translation adjustment (Note 2)		(29,726)		(25,564)		34,698	27,494
Retained earnings (Note 15)		7,847,434		8,914,970		9,448,185	7,486,676
Minority interest in equity of consolidated subsidiaries (Note 2)		170,246		253,383		1,175,959	931,822

Total Stockholders’ Equity		9,483,088		11,687,633		11,824,440	9,369,604

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	16,239,968	~~W~~	19,048,935	~~W~~	22,473,671	$17,807,980

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Translation into
							U.S. dollars
	Korean won						(Note 2)
	2006		2007		2008		2008
	(In millions except for per share data)						(In thousands except
							for per share data)

OPERATING REVENUE (Notes 2, 24 and 31)	~~W~~	11,027,977	~~W~~	11,863,357	~~W~~	14,020,984	$11,110,130

OPERATING EXPENSES (Note 24):
Labor cost		(491,839)		(544,713)		(731,418)	(579,571)
Commissions paid		(3,293,197)		(4,055,147)		(4,884,819)	(3,870,697)
Depreciation and amortization (Notes 7 and 8)		(1,553,635)		(1,821,972)		(2,599,791)	(2,060,056)
Network interconnection		(1,014,913)		(1,078,714)		(1,327,417)	(1,051,836)
Leased line		(412,902)		(410,408)		(521,118)	(412,930)
Advertising		(307,190)		(312,604)		(363,412)	(287,965)
Research and development (Note 2)		(211,961)		(218,652)		(226,714)	(179,647)
Rent		(206,708)		(234,006)		(290,655)	(230,31)
Frequency usage		(158,958)		(166,395)		(163,938)	(129,903)
Repair		(150,848)		(168,633)		(226,858)	(179,761)
Provision for bad debts (Note 2)		(61,457)		(48,835)		(62,973)	(49,899)
Cost of goods sold (Note 2)		(121,381)		(239,146)		(233,200)	(184,786)
Other		(421,856)		(462,177)		(636,203)	(504,123)

Sub-total		(8,406,845)		(9,761,402)		(12,268,516)	(9,721,487)

OPERATING INCOME (Note 31)		2,621,132		2,101,955		1,752,468	1,388,643

OTHER INCOME:
Interest income (Note 4)		79,969		93,838		136,006	107,770
Dividends		20,351		21,119		52,477	41,582
Rent		—		17,367		19,295	15,289
Commissions (Note 24)		33,226		32,196		17,148	13,588
Reversal of allowance for doubtful accounts		789		614		2,084	1,651
Foreign exchange and translation gains (Note 2)		4,412		12,091		478,39	379,076
Equity in earnings of affiliates (Notes 2 and 5)		45,787		247,382		24,894	19,726
Gain on disposal of investment assets		27,490		3,721		17,409	13,795
Gain on disposal of property and equipment and intangible assets		4,507		9,776		10,000	7,924
Gain on transactions and valuation of currency swap (Notes 2 and 27)		16,660		10,799		265,142	210,097
Gain on transactions and valuation of interest swap (Notes 2 and 27)		—		—		2	2
Gain on conversion of convertible bonds (Note 4)		—		373,140		—	—
Gain on repayment of bonds		—		6,160		—	—
Other		51,667		33,681		34,233	27,126

Sub-total		284,858		861,884		1,057,084	837,626

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Translation into
							U.S. dollars
	Korean won						(Note 2)
	2006		2007		2008		2008
	(In millions except for per share data)						(In thousands except
							for per share data)
OTHER EXPENSES:
Interest and discounts		(239,138)		(238,958)		(366,022)	(290,033)
Donations		(103,348)		(72,849)		(100,224)	(79,417)
Foreign exchange and translation losses (Note 2)		(4,139)		(12,966)		(161,788)	(128,200)
Loss on valuation of short-term investment securities (Notes 2 and 4)		—		(1,203)		(8,358)	(6,623)
Equity in losses of affiliates (Notes 2 and 5)		(211,464)		(175,474)		(54,268)	(43,002)
Impairment loss on investment securities (Notes 2 and 4)		(27,696)		(5,466)		(223,207)	(176,868)
Loss on disposal of investment assets		(6,096)		(1,190)		(12,148)	(9,626)
Loss on disposal of property, equipment and intangible assets		(17,148)		(30,680)		(70,314)	(55,716)
Impairment loss on assets (Note 2)		(7,030)		(10,634)		(14,754)	(11,691)
Loss on transactions and valuation of currency swap (Notes 2 and 27)		(9,258)		(33,876)		(441,207)	(349,609)
Loss on transactions and valuation of interest swap (Notes 2 and 27)		—		—		(48)	(38)
External research and development cost (Note 2)		(67,021)		(74,388)		(72,993)	(57,839)
Special severance indemnities (Note 2)		(144,021)		—		—	—
Other		(48,053)		(20,390)		(25,488)	(20,196)

Sub-total		(884,412)		(678,074)		(1,550,819)	(1,228,858)

INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX		2,021,578		2,285,765		1,258,733	997,411

INCOME TAX FOR CONTINUING OPERATION (Notes 2 and 17)		572,026		694,487		298,850	236,807

PREACQUISITION NET LOSS OF SUBSIDIARIES		—		21,088		32,664	25,883

LOSS FROM DISCONTINUED OPERATION (Note 2)		—		(50,101)		(20,209)	(16,013)

NET INCOME	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338	$770,474

ATTRIBUTABLE TO :
Majority interests	~~W~~	1,451,491	~~W~~	1,648,876	~~W~~	1,215,719	$963,327
Minority interests		(1,939)		(86,611)		(243,381)	(192,853)

	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338	$770,474

NET INCOME PER SHARE FROM CONTINUING OPERATION
(In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,801	~~W~~	23,143	~~W~~	16,453	$13.04

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,801	~~W~~	22,696	~~W~~	16,707	$13.24

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION
(In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,523	~~W~~	22,813	~~W~~	16,309	$12.92

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Notes 2 and 19)	~~W~~	19,523	~~W~~	22,375	~~W~~	16,559	$13.12

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Accumulated
							other						Total
	Common		Capital		Capital		comprehensive		Retained		Minority		stockholders’
	stock		surplus		adjustments		income		earnings		interest		equity

(In millons of Korean won)
Balance, January 1, 2006	~~W~~	44,639	~~W~~	2,954,840	~~W~~	(2,043,625)	~~W~~	(4,890)	~~W~~	7,267,649	~~W~~	108,927	~~W~~	8,327,540
Cumulative effect of change in accounting policies (Note 2)		—		15,025		(15,025)		—		—		—		—

Adjusted balance, January 1, 2006		44,639		2,969,865		(2,058,650)		(4,890)		7,267,649		108,927		8,327,540
Cash dividends (Note 20)		—		—		—		—		(588,914)		—		(588,914)
Interim dividends (Note 20)		—		—		—		—		(73,714)		—		(73,714)
Net income		—		—		—		—		1,451,491		(1,939)		1,449,552
Conversion of convertible bonds (Notes 9 and 16)		—		(3,733)		—		—		—		—		(3,733)
Transfer of stock option from capital adjustments to capital surplus (Notes 2 and 14)		—		234		(234)		—		—		—		— —
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(1,095)		—		—		—		(1,095)
Equity in capital surplus changes of affiliates		—		33		—		—		—		—		33
Equity in other capital adjustment changes of affiliates		—		—		48		—		—		—		48
Treasury stock (Note 16)		—		—		32,178		—		—		—		32,178
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		(7,887)		—		—		—		(7,887)
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		471,321		—		—		471,321
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		45,956		—		—		45,956
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		(19,737)		—		—		(19,737)
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		(2,311)		—		—		(2,311)
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		(329)		—		—		(329)
Acquisition and retirement of treasury stock		—		—		—		—		(209,078)		—		(209,078)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		63,258		63,258

Balance, December 31, 2006	~~W~~	44,639	~~W~~	2,966,399	~~W~~	(2,035,640)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246		9,483,088

Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,950,327	~~W~~	(2,019,568)	~~W~~	490,010	~~W~~	7,847,434	~~W~~	170,246	~~W~~	9,483,088
Cumulative effect of change in accounting policies (Note 2)		—		16,072		(16,072)		—		—		—		—

Adjusted balance, January 1, 2007		44,639		2,966,399		(2,035,640)		490,010		7,847,434		170,246		9,483,088
Cash dividends (Note 20)		—		—		—		—		(508,672)		—		(508,672)
Interim dividends (Note 20)		—		—		—		—		(72,668)		—		(72,668)
Net income		—		—		—		—		1,648,876		(86,611)		1,562,265
Conversion of convertible bonds (Notes 9 and 16)		—		(11,116)		—		—		—		—		(11,116)
Transfer of stock option from capital adjustments to capital surplus (Notes 2 and 14)		—		3,247		(3,247)		—		—		—		—
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(30,086)		—		—		—		(30,086)
Equity in capital surplus changes of affiliates		—		(2,424)		—		—		—		—		(2,424)
Equity in other capital adjustment changes of affiliates						15,013								15,013
Treasury stock (Note 16)		—		—		(26,556)		—		—		—		(26,556)
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		7,793		—		—		—		7,793
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		1,195,385		—		—		1,195,385
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(105,597)		—		—		(105,597)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		4,162		—		—		4,162
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		4,671		—		—		4,671
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		2,627		—		—		2,627
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		169,748		169,748

Balance, December 31, 2007	~~W~~	44,639	~~W~~	2,956,106	~~W~~	(2,072,723)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Accumulated
							other						Total
	Common		Capital		Capital		comprehensive		Retained		Minority		stockholders’
	stock		surplus		adjustments		income		earnings		interest		equity

(In millons of Korean won)

Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,924,960	~~W~~	(2,041,577)	~~W~~	1,591,258	~~W~~	8,914,970	~~W~~	253,383	~~W~~	11,687,633
Cumulative effect of change in accounting policies (Note 2)		—		31,146		(31,146)		—		—		—		—

Adjusted balance, January 1, 2008		44,639		2,956,106		(2,072,723)		1,591,258		8,914,970		253,383		11,687,633
Cash dividends (Note 20)		—		—		—		—		(609,711)		—		(609,711)
Interim dividends (Note 20)		—		—		—		—		(72,793)		—		(72,793)
Net income		—		—		—		—		1,215,719		(243,381)		972,338
Conversion of convertible bonds (Notes 9 and 16)		—		1,544		—		—		—		—		1,544
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(75,329)		—		—		—		(75,329)
Equity in capital surplus changes of affiliates		—		481		—		—		—		—		481
Equity in other capital adjustment changes of affiliates		—		—		2,706		—		—		—		2,706
Treasury stock (Note 16)		—		723		(14,137)		—		—		—		(13,414)
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		94		—		—		—		94
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		(1,216,771)		—		—		(1,216,771)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(70,490)		—		—		(70,490)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		60,262		—		—		60,262
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		20,360		—		—		20,360
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		(28,427)		—		—		(28,427)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		1,165,957		1,165,957

Balance, December 31, 2008	~~W~~	44,639	~~W~~	2,958,854	~~W~~	(2,159,389)	~~W~~	356,192	~~W~~	9,448,185	~~W~~	1,175,959	~~W~~	11,824,440

(In thousands of U.S. dollars) (Note 2 a)
Balance, January 1, 2008		$35,372		$2,317,718		$(1,617,731)		$1,260,902		$7,064,160		$200,778		$9,261,199
Cumulative effect of change in accounting policies (Note 2)		—		24,680		(24,680)		—		—		—		—

Adjusted balance, January 1, 2008		35,372		2,342,398		(1,642,411)		1,260,902		7,064,160		200,778		9,261,199
Cash dividends (Note 20)		—		—		—		—		(483,131)		—		(483,131)
Interim dividends (Note 20)		—		—		—		—		(57,680)		—		(57,680)
Net income		—		—		—		—		963,327		(192,853)		770,474
Conversion of convertible bonds (Notes 9 and 16)		—		1,223		—		—		—		—		1,223
Difference between the acquisition cost and the net book value incurred from the capital transactions between companies under common control (Note 2)		—		—		(59,690)		—		—		—		(59,690)
Equity in capital surplus changes of affiliates		—		381		—		—		—		—		381
Equity in other capital adjustment changes of affiliates						2,143								2,143
Treasury stock (Note 16)		—		573		(11,201)		—		—		—		(10,628)
Loss on disposal of treasury stock (Notes 16 and 17)		—		—		74		—		—		—		74
Unrealized gain on valuation of long-term investment securities (Notes 2 and 4)		—		—		—		(964,161)		—		—		(964,161)
Equity in other comprehensive income changes of affiliates, net (Notes 2 and 5)		—		—		—		(55,856)		—		—		(55,856)
Foreign-based operations’ translation adjustment (Note 2)		—		—		—		47,751		—		—		47,751
Gain on valuation of currency swap (Notes 2 and 27)		—		—		—		16,133		—		—		16,133
Gain on valuation of interest rate swap (Notes 2 and 27)		—		—		—		(22,525)		—		—		(22,525)
Increase in minority interest in equity of consolidated subsidiaries		—		—		—		—		—		923,897		923,897

Balance, December 31, 2008		$35,372		$2,344,575		$(1,711,085)		$282,244		$7,486,676		$931,822		$9,369,604

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2 a)
	2006		2007		2008		2008
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income	~~W~~	1,449,552	~~W~~	1,562,265	~~W~~	972,338	$770,474

Expenses not involving cash payments :
Provision for severance indemnities		47,370		44,233		93,094	73,767
Depreciation and amortization		1,698,364		1,971,327		2,759,276	2,186,431
Allowance for doubtful accounts		86,321		58,272		73,325	58,102
Foreign currency translation loss		1,106		9,411		132,162	104,724
Loss on valuation of short-term investment securities		—		1,203		8,358	6,623
Equity in losses of affiliates		211,464		175,474		54,268	43,002
Impairment loss on investment securities		27,696		5,466		223,207	176,868
Loss on disposal of investment assets		6,096		1,190		12,148	9,626
Loss on disposal of property, equipment and intangible assets		17,148		30,680		70,314	55,716
Loss on disposal of consolidated subsidiaries		—		—		724	574
Impairment loss on assets		7,030		10,634		14,754	11,691
Loss on transaction and valuation of currency swap		9,258		33,876		441,207	349,609
Loss on transaction of interest rate swap		—		—		48	38
Amortization of discounts on bonds and other		51,077		47,640		46,586	36,915
Loss from discontinued operation		—		50,101		20,209	16,013

Sub-total		2,162,930		2,439,507		3,949,680	3,129,699

Income not involving cash receipts :
Foreign translation gain		924		5,373		428,575	339,600
Reversal of allowance for doubtful accounts		789		614		2,084	1,651
Equity in earnings of affiliates		45,787		247,382		24,894	19,726
Gain on valuation of trading securities		—		128		—	—
Gain on disposal of investment assets		27,490		3,721		17,409	13,795
Gain on disposal of consolidated subsidiaries		1,556		—		—	—
Gain on disposal of property, equipment and intangible assets		4,507		9,776		10,000	7,924
Gain on transactions and valuation of currency swap		16,660		10,799		265,142	210,097
Gain on transactions of interest rate swap		—		—		2	2
Gain on conversion of convertible bond		—		373,140		—	—
Gain on repayment of bonds		—		6,160		—	—
Gain on disposal of other non-current assets and other		3,075		13,623		6,036	4,782

Sub-total		100,788		670,716		754,142	597,577

Changes in assets and liabilities related to operating activities :
Accounts receivable — trade		(161,914)		43,020		72,097	57,129
Accounts receivable — other		57,253		372,778		(383,668)	(304,016)
Inventories		(9,145)		(8,895)		(66,166)	(52,429)
Prepaid expenses		61,148		67,669		8,841	7,006
Advanced payments and other		5,865		(16,248)		(59,552)	(47,189)
Long-term accounts receivables — other		—		—		514	407
Accounts payable		161,611		(33,475)		(104,300)	(82,647)
Income taxes payable		(44,637)		(21,791)		118,011	93,511
Accrued expenses		37,985		(9,723)		405,084	320,986
Withholdings		123,003		(111,918)		70,400	55,784
Current portion of subscription deposits		885		(8,220)		(1,113)	(882)
Advance receipts and other		21,585		21,832		(20,367)	(16,138)
Deferred income taxes		(76,423)		121,681		(194,865)	(154,410)
Dividends received from affiliates		1,318		2,184		1,214	962
Severance indemnity payments		(262,948)		(13,732)		(107,037)	(84,815)
Deposits for group severance indemnities and other		162,545		(14,518)		(610,031)	(483,384)

Sub-total		78,131		390,644		(870,938)	(690,125)

Net Cash Provided by Operating Activities		3,589,825		3,721,700		3,296,938	2,612,471

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2 a)
	2006		2007		2008		2008

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities:
Decrease (increase) in short-term investment securities, net	~~W~~	80,061	~~W~~	28,852	~~W~~	—	$—
Decrease (increase) in short-term financial instruments, net		4,470		—		174,441	138,226
Collection of short-term loans		96,892		119,608		215,074	170,423
Decrease (increase) in long-term investment securities, net		—		—		—	—
Decrease (increase) in long-term financial instruments		2		2,118		16,159	12,804
Collection of long-term loans		654		3,652		10,646	8,436
Proceeds from sales of long-term investment securities		305,953		4,804		386,740	306,450
Proceeds from sales of equity securities accounted for using the equity method		80,014		20,258		8,292	6,571
Proceeds from disposal of consolidated subsidiary		39,062		—		—	—
Decrease in guarantee deposits		71,164		32,594		26,361	20,888
Decrease in other non-current assets		19,940		30,444		40,913	32,419
Proceeds from disposal of property and equipment		14,353		30,429		45,533	36,080
Proceeds from disposal of intangible assets		1,630		6,739		9,496	7,525
Cash inflows from transaction of currency swap		—		17,242		727	576

Sub-total		714,195		296,740		934,382	740,398

Cash outflows from investing activities:
Decrease (increase) in short-term financial instruments, net	~~W~~	10,091	~~W~~	7,822	~~W~~	—	$—
Decrease (increase) in short-term investment securities, net		—		—		40	32
Increase in short-term loans		92,753		104,674		239,414	189,710
Decrease (increase) in long-term financial instruments				652		6,086	4,823
Acquisition of long-term investment securities		1,127,396		371,394		31,420	24,897
Increase in long-term loans		12,623		100,006		35,290	27,964
Acquisition of equity securities accounted for using the equity method		244,333		76,629		601,066	476,281
Increase in equity of consolidated subsidiaries		27,406		12,514		1,093,104	866,168
Increase in guarantee deposits		30,290		31,056		57,287	45,394
Increase in other non-current assets		132,349		78,853		96,303	76,308
Acquisition of property and equipment		1,498,142		1,804,148		2,236,930	1,772,528
Acquisition of intangible assets		73,964		115,102		149,341	118,337
Cash outflows from transaction of currency swap		—		8,769		263,495	208,792

Sub-total		3,249,347		2,711,619		4,809,776	3,811,234

Net Cash Used in Investing Activities		(2,535,152)		(2,414,879)		(3,875,394)	(3,070,836)

(Continued)

SK TELECOM CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							In thousands
							of U.S. dollars
	In millions of Korean won						(Note 2 a)
	2006		2007		2008		2008

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash inflows from financing activities:
Issuance of bonds payable	~~W~~	384,990	~~W~~	761,117	~~W~~	1,307,679	$1,036,196
Proceeds from short-term borrowings		51,230		35,946		472,958	374,769
Proceeds from long-term borrowings		294,800		—		510,577	404,578
Increase in guarantee deposots received and other		3,370		2,327		4,532	3,591
Proceeds from disposal of treasury stock		—		45,133		42,246	33,475
Cash inflows from transaction of currency swap		—		2,901		—	—
Increase in equity of consolidated subsidiaries		19,050		4,677		64,402	51,032

Sub-total		753,440		852,101		2,402,394	1,903,641

Cash outflows from financing activities:
Repayment of current portion of long-term debt		815,287		907,176		558,107	442,240
Repayment of short-term borrowings		—		86,561		—	—
Repayment of long-term borrowings		404		93,336		193,400	153,250
Repayment of bonds payable		1,230		61,306		—	—
Payment of dividends		662,815		581,309		682,504	540,811
Decrease in subscription deposits		2,630		14,714		—	—
Cash outflows from transaction of currency swap		—		11,838		—	—
Acquisition and retirement of treasury stock		209,078		118,512		63,538	50,347
Decrease in equity of consolidated subsidiaries		—		6,607		24,863	19,701
Other		14,374		11,997		10,567	8,374

Sub-total		1,705,818		1,893,356		1,532,979	1,214,723

Net Cash Used in Financing Activities		(952,378)		(1,041,255)		869,415	688,918

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES (Note 2)		(9,317)		6,097		37,371	29,613

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DUE TO CHANGES IN CONSOLIDATED SUBSIDIARIES		14,568		102,079		36,413	28,853

PREACQUISITION CASH FLOWS OF SUBSIDIARIES		—		(11,396)		17,250	13,669

INCREASE IN CASH AND CASH EQUIVALENTS DUE TO MERGER		—		50,448		—	—

CASHFLOWS FROM DISCONTINUED OPERATION (Note 2)		—		(12,777)		(256,515)	(203,261)

NET INCREASE IN CASH AND CASH EQUIVALENTS		107,546		400,017		125,478	99,427

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (Note 29)		378,426		485,972		885,989	702,052

CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note 29)	~~W~~	485,972	~~W~~	885,989	~~W~~	1,011,467	$801,479

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

1.	GENERAL
SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea and recently acquired foreign wireless telecommunications operators in Vietnam, Mongolia, and the United States of America. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of December 31, 2008, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.09
POSCO	2,341,569	2.88
Institutional investors and other minority stockholders	51,395,994	63.30
Treasury stock	8,707,696	10.73

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea. Significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized as follows:
a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,262.00 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended December 31, 2008. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Principles of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of December 31, 2006, 2007 and 2008. Controlled subsidiaries include (a) majority-owned entities by SK Telecom or its controlled subsidiaries and (b) other entities where SK Telecom or its controlled subsidiaries own more than 30% of total outstanding common stock and is the largest stockholder. Meanwhile, if the total assets of the controlled subsidiaries at the beginning of fiscal year were less than ~~W~~7 billion, those investee are excluded and accounted for using equity method in accordance with Korean GAAP. All significant intercompany balances and transactions have been eliminated in the consolidation procedures.

	Year of		Ownership Percentage (%)
Subsidiary	Establishment	Primary business	2006	2007	2008

SK Broadband Co., Ltd (formerly hanarotelecom incorporated)	1997	Telecommunication services	4.8	4.8	43.42
SK Communications Co., Ltd.	1999	Internet website services	87.08	65.71	65.71
SK Telink Co., Ltd.	1998	Telecommunication services	90.77	90.77	90.77
SK Wyverns Baseball Club Co., Ltd.	2000	Business related sports	99.99	99.99	99.99
PAXNet Co., Ltd.	1999	Internet website services	59.74	59.74	59.74
F&U Credit information Co., Ltd. (formerly Global Credit & information Corp)	1998	Credit and collection services	50.00	50.00	50.00
Loen Entertainment, Inc. (formerly Seoul Records, Inc.)	1982	Release of music disc	60.00	60.00	63.48
TU Media Corp.	2003	Satellite broadcasting services	29.58	32.70	44.15
IHQ, Inc.	1962	Business related entertainment	34.08	37.09	37.09
Ntreev Soft Co., Ltd.	2003	Game software	51.00	66.70	63.70
Commerce Planet Co., Ltd.	1997	Online shopping mall operation agency	—	100.00	100.00
The First Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
The Second Music Investment Fund of SK-PVC	2005	Investment association	99.00	99.00	99.00
SK-KTB Music Investment Fund	2005	Investment association	99.00	99.00	99.00
IMM Cinema Fund	2005	Investment association	60.84	72.24	72.24
Michigan Global Cinema Fund	2006	Investment association	36.36	45.45	45.45
SK i-media Co., Ltd.	2006	Game software	60.00	60.00	100.00
CU Media, Inc (formerly YTN Media, Inc)	2000	Broadcasting services	51.42	51.42	52.52
Konan Technology	1999	Multimedia contents	7.51	29.49	29.49
Broadband Media Co., Ltd. (formerly hanaromedia incorporated)	1997	Multimedia contents	—	—	100.00
HanaroDream Incorporated	2001	Internet website services	—	—	36.03
Broadband D&M Co., Ltd. (formerly hanaro Realty Development & Management Co., Ltd.)	1998	Facilities Maintenance	—	—	100.00
Broadband CS Co., Ltd. (formerly hanaro Customer Service, Inc.)	1998	Telemarketing Service	—	—	100.00
Etoos Co., Ltd.	2008	Internet Education Service	—	—	100.00
K-net Culture and Contents Venture Fund	2008	Investment association	—	—	59.00
Benex Digital Cultural Contents Fund	2008	Investment association	—	—	39.84
Benex Focus Limited Partnership II	2008	Investment association	—	—	66.67
Open Innovation Fund	2008	Investment association	—	—	98.52
SK Telecom China Co., Ltd.	2002	Telecommunication services	100.00	100.00	100.00
ULand Company Ltd.	2004	Telecommunication services	100.00	100.00	100.00
SKT Vietnam PTE., Ltd.	2000	Telecommunication services	73.32	73.32	73.32
SKT Americas, Inc. (formerly SK Telecom International Inc.)	1995	Internet website services	100.00	100.00	100.00
SK Telecom Advanced Tech & Service Center	2006	Mobile handset services	100.00	100.00	100.00
Cyworld China Holdings Limited	2006	Internet website services	—	100.00	100.00
SK Telecom China Holdings Co., Ltd.	2007	Internet website services	—	100.00	100.00
Centurion IT Investment Association	2001	Investment association	37.50	—	—
SK Telecom USA Holdings, Inc.	2005	Telecommunication services	100.00	100.00	—
Helio, Inc & LLC	2005	Mobile handset services	48.08	64.86	—
AirCross Co., Ltd.	2000	Advertising agency	38.10	100.00	—
SK Cyberpass, Inc.	2001	International telephone call services	70.54	70.54	—

Effective July 1, 2006, IHQ, Inc. and its subsidiary, CU Media, Inc. (formerly YTN Media, Inc) were included in the consolidation of the accompanying financial statements as the Company owned more than 30% of total outstanding common stock and became the largest stockholder.

During the year ended December 31, 2007, TU Media Corp., Commerce Planet Co., Ltd., Michigan Global Cinema Fund and Konan Technology became the controlled subsidiaries of the Company, as the Company owns majority ownership interest or more than 30% of total outstanding common stock and is the largest stockholder other than Konan Technology. Konan Technology is owned by SK Communications Co., Ltd. by 29.49% as of December 31, 2008. As SK Communications Co., Ltd. has call option to acquire all other stockholders’ common stocks and the call option are exercisable at little or no economic cost, which is regarded de facto control of Konan Technology, Konan Technology was included in consolidation even though the Company’s ownership interest is below 30%.

Effective January 1, 2007, Ntreev Soft Co., Ltd. and SK i-media Co., Ltd. were included in the consolidation of the accompanying consolidated financial statements as their total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

Effective January 1, 2007, Centurion IT investment Association was excluded in the consolidation of the accompanying consolidated financial statements as it was dissolved on February 28, 2008. It was accounted for using the equity method of accounting from January 1, 2007.

Effective April 1, 2008, the Company acquired additional 91,406,249 common shares of SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) which increased the Company’s ownership from 4.6% to 43.4%. As a result, SK Broadband Co., Ltd. and its subsidiaries, Broadband Media Co., Ltd., Hanaro Dream Incorporated, Broadband D&M Co., Ltd. and Broadband CS Co., Ltd., were included in the consolidation of accompanying financial statements as the Company owned more than 30% of total outstanding common stock and became the largest stockholder.

For the year ended December 31, 2008, Etoos Co., Ltd, a newly established by SK Communications was included in the consolidation.

During the year ended December 31, 2008, Benex Digital Cultural Contents Fund, Benex Focus Limited Partnership II, K-net Culture and Contents Venture Fund and Open Innovation Fund became the controlled subsidiaries of the Company, as the Company owns majority ownership interest or more than 30% of total outstanding common stock and is the largest stockholder.

Effective January 1, 2008, SK Telecom Advanced Tech & Service Center, Cyworld China Holdings Limited and SK Telecom China Holdings Co., Ltd. were included in the consolidation of accompanying financial statements as its total assets at the beginning of that fiscal year were more than ~~W~~7 billion, in accordance with Korean GAAP.

For the year ended December 31, 2008, SK Telecom USA Holdings, Inc. which was incorporated to manage the Company’s investment to Helio LLC in 2005 was fully liquidated. Meanwhile, for the year ended December 31, 2008, the equity interest in Helio held by SK Telecom USA Holding, Inc. were exchanged into the equity interest in Virgin mobile USA Inc. As a result, Helio Inc & LLC was excluded from the consolidation.

Effective January 1, 2008, SK Cyberpass, Inc. was excluded from the consolidation as its total assets at the beginning of that fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.

Effective January 1, 2008, Aircross Co., Ltd. was excluded from the consolidation as it was liquidated in March 2009.

c.	Use of Estimates

The preparation of consolidated financial statements in conformity with Korean GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

d.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk from changes in interest rates, and with original maturities of three months or less.

e.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectability of individual accounts and historical bad debt experience.

Details of changes in the allowance for doubtful accounts receivable — trade for 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Beginning balance	~~W~~	133,499	~~W~~	106,737	~~W~~	93,551
Write-offs		(90,780)		(90,475)		(59,552)

Net		42,719		16,262		33,999

Provision for doubtful accounts receivable—trade		61,457		48,835		62,973
Provision for doubtful accounts receivable—trade for the discontinued operation		—		22,604		5,511
Increase (decrease) due to the changes in consolidated subsidiaries		2,561		5,850		47,837

End of year	~~W~~	106,737	~~W~~	93,551	~~W~~	150,320

f.	Inventories

Inventories are stated at the acquisition cost using the following methods:

Assets	Methods
E-commerce inventories	Moving average method
Replacement units for wireless telecommunication facilities and supplies for sales promotion	Moving average method
Wireless device	FIFO
Books and CDs	FIFO
During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the market value of inventories is less than the acquisition cost, carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. A valuation loss of ~~W~~168 million and ~~W~~584 million was recorded for the years ended December 31, 2006, 2007, respectively, and a reversal of allowance for inventory valuation loss of ~~W~~168 million was recorded for the year ended December 31, 2008.

g.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of consideration paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity (debt only) securities depending on the acquisition purpose and nature. The acquisition cost of the equity securities acquired by exercising a conversion right is the carrying amount of the convertible bonds exchanged. However, if those newly acquired equity securities are marketable securities in an active trading market, the acquisition cost of such equity securities is the market value of those equity securities at the acquisition date and the difference between the market value of the newly acquired equity securities and the carrying amount of the exchanged convertible bonds is charged to the current operation as gain or loss on conversion.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold or if there is an objective evidence of impairment such as bankruptcy of investees. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

h.	Equity Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the acquisition cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated. In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of earnings are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is remained as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support. The Company provides for additional losses for these investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees. In addition, when the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decrease as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal.

i.	Troubled Debt Restructuring

In case that contractual terms such as the face amount, interest rate, or maturity are changed to alleviate the debtor’s burdens in accordance with an agreement between the creditor and the debtor, initiation of corporate reorganization procedures under court trustee or under debtor’s management, the Company recognizes the restructured receivables at present value of the expected future cash flows discounted by the reasonable interest rate and amortizes the difference between principal amount and present value to interest income using the effective interest rate method.

j.	Valuation of Long-term Accounts Receivable — Other

Long-term accounts receivable are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal receivable balances. Such imputed interest is included in operations using the effective interest rate method over the collection period.

k.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using straight-line method) over the estimated useful lives of the related assets as follows:

Assets	Depreciation method	Useful lives (years)
Buildings and structures	Declining balance method (straight-line method)	15~50
Machinery	Declining balance method	3~9
Other	Declining balance method	3~5
Interest expenses and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

l.	Intangible Assets

Intangible assets are stated at cost less amortization computed using the straight-line method over 2 to 20 years.

The Company capitalizes the cost of internal-use software which has a useful life in excess of one year. Capitalized internal-use software costs are amortized using the straight-line method over 5 years and are recorded in intangible assets.

m.	Government Subsidy

Government subsidy, which is used for the acquisition of certain assets, is accounted for as a deduction from the acquisition cost of the acquired assets. Such subsidy amount is offset against the depreciation or amortization of the acquired assets during such assets’ useful life. Government subsidy, which is required to be repaid, is recorded as a liability in the balance sheet. Government subsidy with no repayment obligation, which is used to purchase a designated asset or to develop a certain technology, is presented as a deduction of the related asset and is amortized against the depreciation or amortization expense of the related asset. Government subsidy, contributed to compensate for specific expenses, is offset against the related expenses as incurred.

n.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available-for-sale investments in listed companies), property and equipment, and intangible assets are significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment losses.

o.	Convertible Bonds and Bonds with Stock Purchase Warrants

The proceeds from issuance of convertible bonds are allocated between the conversion rights or warrant rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issuance date.

p.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

q.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

r.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (see Note 26). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum amount in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities:
•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•	Present obligations arising from past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

s.	Accrued Severance Indemnities

In accordance with the policies of the Company, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

SK Telecom and certain domestic subsidiaries have deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are their employees, totaling ~~W~~28,868 million, ~~W~~45,878 million and ~~W~~68,559 million as of December 31, 2006, 2007 and 2008, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, SK Telecom and its domestic subsidiaries transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~91 million, ~~W~~86 million and ~~W~~28 million as of December 31, 2006, 2007 and 2008, respectively, are deducted from accrued severance indemnities.

Effective March 31, 2006, SK Telecom changed its policy for the severance indemnities applicable to those employees who joined SK Telecom before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary for each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary for each year regardless of their service period in accordance with the resolution of SK Telecom’s joint labor-management conference held on March 16, 2006. As a result of such policy change, SK Telecom distributed early settlements to those eligible employees on their accumulated severance indemnities as of March 31, 2006 on a mandatory basis, and paid the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees.

The Company recorded such compensation costs as special severance indemnities in other expenses for the year ended December 31, 2006. In addition, SK Telecom executed the early retirement program and the related special bonus of ~~W~~18,131 million were paid to eligible employees and accounted for as special severance indemnities in other expenses for the year ended December 31, 2006.

Changes in accrued severance indemnities for 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Beginning net balance	~~W~~	71,284	~~W~~	22,284	~~W~~	44,322
Provision		47,370		44,233		93,094
Payments to employees		(262,948)		(13,732)		(107,037)
Net increase due to the changes in consolidated subsidiaries		4,010		6,291		44,718
Changes in deposits for severance indemnities		162,568		(14,754)		(21,282)

Ending net balance	~~W~~	22,284	~~W~~	44,322	~~W~~	53,815

Ending balance :
Accrued severance indemnities	~~W~~	51,243	~~W~~	90,286		122,402
Deposits with insurance companies		(28,868)		(45,878)		(68,559)
National Pension Fund		(91)		(86)		(28)

Net balance	~~W~~	22,284	~~W~~	44,322	~~W~~	53,815

t.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:
•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement, the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the lessee can use them without major modifications.
All other leases are treated as operating leases.

Assets and liabilities related to finance leases are recorded as property and equipment and obligations under finance leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

u.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~211,961 million, ~~W~~218,652 million and ~~W~~226,714 million for the years ended December 31, 2006, 2007 and 2008, respectively, and external research and development costs of ~~W~~67,021 million, ~~W~~74,388 million and ~~W~~72,993 million for the years ended December 31, 2006, 2007 and 2008, respectively.

v.	Foreign-based Operations’ Translation Adjustment

In translating the foreign currency financial statements of the Company’s overseas subsidiaries into Korean won, the Company presents the translation gain or loss as a foreign-based operations’ translation adjustment in the accumulated other comprehensive income (loss) section of the balance sheet. The translation gain or loss arises from the application of different exchange rates; the year-end rate for balance sheet items except stockholders’ equity, the historical rate for stockholders’ equity and the daily average rate for statement of income items.

w.	Accounting for Foreign Currency Transactions and Translation

SK Telecom and its domestic subsidiaries maintain their accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. As allowed under Korean GAAP, monetary assets and liabilities denominated in foreign currencies are translated in the accompanying consolidated financial statements at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet dates, which, for U.S. dollars, were ~~W~~929.60=US$1, ~~W~~938.20=US$1 and ~~W~~1,257.50=US$1 at December 31, 2006, 2007 and 2008, respectively. The resulting gains and losses arising from the translation or settlement of such assets and liabilities are included in current operations.

x.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

y.	Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The revenue of the Company is principally derived from telecommunication service including data services and wireless device sales. Telecommunication service consists of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are recognized when the activation service was performed.

Meanwhile, the Company recognizes sales revenues on a gross basis when the Company is the primary obligator in the transactions with customers and if the Company merely acts an agent for the buyer or seller from whom it earns a commission, then sales revenues are recognized on a net basis.

SK Telecom’s subsidiaries also sell products and merchandises to customers and these sales are recognized at the time products and merchandises are delivered.

z.	Income Taxes

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes.

aa.	Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share of common stock is calculated by dividing adjusted net income by adjusted weighted average number of shares outstanding during the period, taking into account the dilutive effect of stock option and convertible bonds.

ab.	Handset Subsidies to Long-term Mobile Subscribers

Effective April 1, 2008, the Telecommunication Business Act was revised to allow wireless carriers to provide handset subsidies to customers without any restrictions. As a result, the Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made. In case where the customers agree to use the Company’s service for the predetermined service period and purchase handsets on installment basis, the subsidies are paid every month over the installment period and the Company provides provision for handset subsidies estimated to be paid based on the historical experience (See note 26).

ac.	Use of Estimates

The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.

ad.	Reclassification

Certain reclassifications have been made in prior periods financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2007 and 2006 or net income for the years then ended.

ae.	Adoption of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2006, the Company adopted SKAS No. 18 through No. 20. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2006 or the consolidated net income of the Company for the year ended December 31, 2006.

On January 1, 2007, the Company adopted SKAS No. 11, and No. 21 through No. 23, and No. 25. The adoption of such accounting standards did not have an effect on the consolidated financial position of the Company as of December 31, 2007 or consolidated net income of the Company for the year ended December 31, 2007. Details of primary change due to such adoption of SKASs are as follows:
•	Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss); such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts classified as investment assets through 2006 are classified as other non-current assets; such amounts include long-term loans, guarantee deposits, long-term deposits and others. The accompanying consolidated balance sheets as of December 31, 2005 and 2006, which are comparatively presented, were reclassified in accordance with SKAS No. 21.

•	Pursuant to adoption of SKAS No. 25, “Consolidated Financial Statements”, net income is allocated to majority interest and minority interest. In addition, when a subsidiary is purchased during the year, statement of income of the subsidiary is included in the consolidation as though it had been acquired at the beginning of the year, and pre-acquisition earnings are presented as deduction at the bottom of the consolidated statements of income. The accompanying consolidated statements of income for the years ended December 31, 2005 and 2006, which are comparatively presented, were reclassified in accordance with SKAS No. 25. In addition, in connection with the Company’s adoption of SKAS No. 25, the Company also begun to present pre-acquisition cash flows of subsidiaries as a separate deduction (addition) at the bottom of the Company’s consolidated statements of cash flows.

•	There is no significant change due to the adoption of SKAS No.11, No.22 and No.23.
The amended SKAS No. 25, “Consolidated Financial Statements”, which is effective December 29, 2008, clarifies that when the parent’s ownership interest in a subsidiary is increased after control is obtained, the difference between the consideration for additional acquisition of interest and portion of net asset of subsidiary, which had been previously recognized as capital surplus, should be recognized as other capital adjustment if the difference is negative amount and there is no related capital surplus earned at previous transaction. As the amended SKAS No. 25, “Consolidated Financial Statements” is applied retroactively during the year ended December 31, 2008, the 2006 and 2007 financial statements presented comparatively are restated, which results in the increase in capital surplus by ~~W~~16,072 million and ~~W~~31,146 million as of December 31, 2006 and 2007, respectively, and the decrease in other capital adjustment by ~~W~~16,072 million and ~~W~~31,146 million as of December 31, 2006 and 2007, respectively.

af.	Discontinued Operation

When a subsidiary is disposed during the year, the results of its operations in the consolidated income statement are treated as discontinued operation and should be presented as a single item between income tax expenses for continuing operation and net income.

On August 22, 2008, the Company disposed its investment in Helio LLC which was incorporates to provide cellular telephone communication service in the US to Virgin Mobile USA in accordance with the agreement entered into on June 27, 2008. As a result, on the operation of Helio LLC was presented as discontinued operation.

And, the details from discontinued operation for the years ended December 31, 2007 and 2008 are as following (In millions of Korean won) :

	2006		2007		2008
Revenue	~~W~~	—	~~W~~	154,805	~~W~~	116,607
Operating Expense		—		(446,348)		(230,478)
Other Income (expense)		—		(603)		(15,917)
Income tax benefit		—		—		109,579
Preacquisition net loss for subsidiary		—		242,045		—

Net loss		—	~~W~~	(50,101)	~~W~~	(20,209)

Cash flows from discontinued operation for the years ended December 31, 2007 and 2008 are as following (In millions of Korean won)

	2006		2007		2008

Operating Activities	~~W~~	—	~~W~~	(38,749)	~~W~~	(213,899)
Investing Activities		—		(1,832)		(51,631)
Financing Activities		—		27,804		9,015

Net	~~W~~	—	~~W~~	(12,777)	~~W~~	(256,515)

Meanwhile, total assets and liabilities related to discontinued operation as of December 31, 2007 totaled ~~W~~224,583 million and ~~W~~160,968 million, respectively.

3.	INVENTORIES
Inventories as of December 31, 2006, 2007 and 2008 consist of the following (In millions of Korean won):

	2006		2007		2008

Merchandise	~~W~~	1,167	~~W~~	42,787	~~W~~	17,032
Finished goods		2,282		4,054		4,079
Semi-finished goods		41		706		509
Raw materials		313		165		13
Supplies		16,782		3,733		14,105

Total		20,585		51,445		35,738
Less allowance for valuation loss		(807)		(4,393)		(764)

Net	~~W~~	19,778	~~W~~	47,052	~~W~~	34,974

4.	INVESTMENT SECURITIES
a.	Short-term Investment Securities

Short-term investment securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	Acquisition cost		Fair value
	at December 31,		at December 31,		Carrying amount
	2008		2008		2006		2007		2008

Trading securities(Note)	~~W~~	376,563	~~W~~	367,001	~~W~~	665,312	~~W~~	635,434	~~W~~	367,001
Current portion of long-term investment securities		7,545		5,912		335		101,209		5,912

Total	~~W~~	384,108	~~W~~	372,913	~~W~~	665,647	~~W~~	736,643	~~W~~	372,913

(Note)	The Company’s trading securities are all beneficiary certificates as of December 31, 2008, and the difference between the fair value and acquisition cost was recorded in other expenses as loss on valuation of short-term investment securities.
b.	Long-term Investment Securities

Long-term investment securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008
Available-for-sale equity securities	~~W~~	1,011,971	~~W~~	4,689,905	~~W~~	3,102,833
Available-for-sale debt securities		1,463,636		469,729		8,261
Held-to-maturity securities		146		94		113

Total		2,475,753		5,159,728		3,111,207
Less current portion		(335)		(101,209)		(5,912)

Long-term portion	~~W~~	2,475,418	~~W~~	5,058,519	~~W~~	3,105,295

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

	December 31, 2008
	Number	Ownership	Acquisition				Carrying amount
	of shares	percentage (%)	cost		Fair value		2006		2007		2008
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	5,636	~~W~~	5,897	~~W~~	8,629	~~W~~	5,636
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)	—	—		—		(note a)		88,581		116,525		—
KRTnet Corporation	234,150	4.4		1,171		1,098		2,517		2,470		1,098
POSCO	2,481,310	2.8		332,662		942,898		766,725		1,426,753		942,898
DAEA TI Co., Ltd. (formerly Comas Interactive Co., Ltd.)	99,120	0.2		1,695		89		83		228		89
Extended Computing Environment Co., Ltd.	133,333	3.0		10		40		876		905		40
nTels Co., Ltd.	205,200	6.2		34		504		34		1,525		504
Qualcomm Inc.	55,805	0.1		2,756		2,514		—		2,060		2,514
China Unicom Ltd. (note b)	899,745,075	3.8		1,333,009		1,357,648		—		1,936,840		1,357,648
LG Powercomm Co., Ltd. (note c)	6,066,666	4.6		241,243		39,433		80,370		89,422		39,433
ZeroOne Interactive Co.,Ltd.(note d)	—	—		—		—		3,845		2,770		—
T-Entertainment Co., Ltd.	1,026,695	6.2		2,500		1,355		—		1,817		1,355
HB Entertainment Co., Ltd.	—	—		—		—		1,137		—		—
De Chocolate E&TF Co., Ltd.	709,219	2.7		1,000		660		—		—		660
C.C.S. Inc.	29,696	0.6		414		249		—		—		249
Medifron DBT Co., Ltd.	170,525	0.9		328		246		—		—		246

sub-total				1,922,603		2,352,370		950,065		3,589,944		2,352,370

(Investments in non-listed companies)
SK C&C Co., Ltd. (note e)	6,000,000	30.0		501,652		676,716		—		1,037,604		676,716
Eonex Technologies Inc.	144,000	12.3		3,600		(note f)		4,593		4,593		—
The Korea Economic Daily	2,585,069	13.8		13,964		(note g)		13,964		13,964		13,964
Dreamline Corp.	1,520,373	8.9		16,160		8,519	(note h)			—		8,519
Cheongsol	216,400	7.1		4,494		(note g)		5,000		5,000		4,494
Other				148,928		(note f, g)		34,333		20,611		24,329

sub-total				688,798				57,890		1,081,772		728,022

(Investments in funds)
Others				22,441		(note f)		4,016		18,189		22,441

sub-total				22,441				4,016		18,189		22,441

Total			~~W~~	2,633,842			~~W~~	1,011,971	~~W~~	4,689,905	~~W~~	3,102,833

(note a)	In the first quarter of 2008, the Company acquired additional 91,406,249 shares of SK Broadband Co., Ltd. (formerly hanarotelecom incorporated) common stock which increased the Company’s ownership from 4.6% to 43.4%. As the Company’s ownership in such investees increased to more than 20% and the Company can exercise significant influence, the investment in common stock of SK Broadband Co., Ltd. was included in the consolidation of accompanying financial statement.

(note b)	In accordance with the resolution of the Company’s board of directors on August 20, 2007, convertible bonds of China Unicom Ltd. were converted into common stock and reclassified to available-for sale equity securities from available-for-sale debt securities. And, the related gain on conversion of convertible bonds of ~~W~~373,140 million was recorded during the year ended December 31, 2007.

(note c)	As the common stocks of LG Powercomm Co., Ltd. were listed on the stock Market of Korea Exchange during the year ended December 31, 2008, the Company recorded the investment at its market value as of December 31, 2008. In addition, as the difference between the market value and carrying value of the investments is material and the market value is significantly less than the acquisition cost over the long-term period, the Company recorded ~~W~~201,243 million of impairment loss on investment securities during the year ended December 31, 2008.

(note d)	During the year ended December 31, 2008, SK-KTB Music Investment Fund, a subsidiary of the Company, sold 2,472,999 common shares of ZeroOne Interactive Co.,Ltd.

(note e)	The investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2007, as SK C&C Co., Ltd. became the ultimate parent company of the Company. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated with the assistance of an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totals ~~W~~501,155 million (net of tax effect of ~~W~~190,093 million) and ~~W~~250,413 million (net of tax effect of ~~W~~79,947 million) as of December 31, 2007 and 2008, respectively.

(note f)	Due to the impairment of the investment of Eonex Technologies Inc. and others, the Company recorded ~~W~~17,486 million of impairment loss during the year ended December 31, 2008.

(note g)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(note h)	The Company recorded its investment in common stock of Dreamline Corp. at its fair value (~~W~~5,603 per share) estimated using market approach and income approach valuation method and related unrealized losses on valuation of the investment are included in accumulated other comprehensive loss.

b-(2).	Available-for-sale Debt Securities

Available-for-sale debt securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

		Acquisition
		cost
		at December
		31,		Carrying amount
	Maturity	2008		2006		2007		2008

Public bonds	(note a)	~~W~~	1,260	~~W~~	51,313	~~W~~	51,353	~~W~~	1,260
Currency stabilization bonds	(note b)		—		49,894		49,713		—
Closed beneficiary certificates	Oct. 20, 2009		3,501		—		4,788		3,551
Bond-type beneficiary certificates	(note c)		3,000		5,072		360,641		1,868
Convertible bonds of China Unicom Ltd.	Jul. 5, 2009		—		1,276,703		—		—
Convertible bonds of Eonex Technologies, Inc.	Oct. 11, 2008		—		1,000		1,000		—
Convertible bonds of Empas Corp.	Oct. 18, 2009		—		78,670		—		—
Others			2,134		984		2,234		1,582

Total			9,895		1,463,636		469,729		8,261
Less current portion of available-for-sale debt securities			(7,544)		(256)		(101,209)		(5,911)

Long-term available-for-sale debt securities		~~W~~	2,351	~~W~~	1,463,380	~~W~~	368,520	~~W~~	2,350

The Interest income incurred from available-for-sale debt securities for the years ended December 31, 2006, 2007 and 2008 were ~~W~~7,991 million, ~~W~~4,800 million and ~~W~~5,226 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2008 are within 1 year for ~~W~~159 million, within 5 years for ~~W~~1,089 million and over 5 years for ~~W~~12 million.

(note b)	Currency stabilization bonds were fully redeemed at their maturities for the year ended December 31, 2008.

(note c)	The maturities of bond-type beneficiary certificates as of December 31, 2008 are within 1 year.

b-(3).	Held-to-maturity Securities

Held-to-maturity securities as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

		Acquisition cost
		at December 31,		Carrying amount
	Maturity	2008		2006		2007		2008

Public bonds	(note a)	~~W~~	113	~~W~~	146	~~W~~	94	~~W~~	113
Less current portion of held-to-maturity securities					(79)		—		(1)

Long-term held-to-maturity securities				~~W~~	67	~~W~~	94	~~W~~	112

The Interest income incurred from held-to-maturity securities for the years ended December 31, 2006, 2007 and 2008 were ~~W~~8 million, ~~W~~25 million and ~~W~~3 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2008 are within 1 year for ~~W~~1 million, within 5 years for ~~W~~51 million and within 10 years for ~~W~~61 million.
b-(4).	Changes in Unrealized Gains (Losses) on Valuation on Long-term Investment Securities

The changes in unrealized gains (losses) on valuation on long-term investment securities for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning balance		Increase/ (decrease)		Transferred to realized gain (loss)		Minority interest in equity of consolidated subsidiaries		Ending balance

Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	102	~~W~~	—	~~W~~	—	~~W~~	116
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(65,237)		32,141		—		—		(33,096)
KRTnet Corporation		1,475		(129)		—		—		1,346
POSCO		168,563		265,500		—		—		434,063
Comas Interactive Co., Ltd. (Formerly INNOTG Co., Ltd.)		(1,611)		—		—		—		(1,611)
Extended Computing Environment Co., Ltd.		—		866		—		—		866
ZeroOne Interactive Co.,Ltd.		—		(655)		—		71		(584)
HB Entertainment Co., Ltd.		56		(1,272)		—		795		(421)
LG Powercomm Co., Ltd.		(163,113)		3,240		—		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		—		(4)		—		—		(4)
Currency stabilization bonds		(217)		906		(677)		—		12
Convertible bonds of China Unicom Ltd.		—		319,648		—		—		319,648
Convertible bonds of Empas Corp.		—		33,820		—		(4,218)		29,602

Sub-total		(58,059)		654,163		(677)		(3,352)		592,075
Less tax effect (note a)		15,966		(179,894)		186		895		(162,847)

Total	~~W~~	(42,093)	~~W~~	474,269	~~W~~	(491)	~~W~~	(2,457)	~~W~~	429,228

	For the year ended December 31, 2007
	Beginning balance		Increase/ (decrease)		Transferred to realized gain (loss)		Minority interest in equity of consolidated subsidiaries		Ending balance

Digital Chosunilbo Co., Ltd.	~~W~~	116	~~W~~	2,731	~~W~~	—	~~W~~	—	~~W~~	2,847
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(33,096)		27,944		—		—		(5,152)
KRTnet Corporation		1,346		(46)		—		—		1,300
POSCO		434,063		660,028		—		—		1,094,091
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)		(1,611)		145		—		—		(1,466)
Extended Computing Environment Co., Ltd.		866		29		—		—		895
nTels Co., Ltd.		—		1,490		—		—		1,490
Qualcomm Inc. Ltd.		—		(696)		—		—		(696)
China Unicom Ltd.		—		599,012		—		—		599,012
ZeroOne Interactive Co.,Ltd.		(584)		(1,147)		—		189		(1,542)
T-Entertainment Co., Ltd.		—		(682)				74		(608)
HB Entertainment Co., Ltd.		(421)		421		—		—		—
LG Powercomm Co., Ltd.		(159,873)		9,053		—		—		(150,820)
SK C&C Co., Ltd.		—		691,248		—		—		691,248
Eonex Technologies Inc.		2,011		—		—		—		2,011
Public bonds		(4)		(201)		—		—		(205)
Currency stabilization bonds		12		(247)		—		—		(235)
Convertible bonds of China Unicom Ltd.		319,648		208,095		(527,743)		—		—
Convertible bonds of Empas Corp.		29,602		—		(29,602)		137		137
Beneficiary certificates		—		9,256		—		46		9,302

Sub-total		592,075		2,206,433		(557,345)		446		2,241,609
Less tax effect (note a)		(162,847)		(607,406)		153,270		(13)		(616,996)

Total	~~W~~	429,228	~~W~~	1,599,027	~~W~~	(404,075)	~~W~~	433	~~W~~	1,624,613

	For the year ended December 31, 2008
	Beginning balance		Increase/ (decrease)		Transferred to realized gain (loss)		Minority interest in equity of consolidated subsidiaries		Ending balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	2,847	~~W~~	(2,992)	~~W~~	—	~~W~~	—	~~W~~	(145)
SK Broadband Co., Ltd. (formerly hanarotelecom incorporated)		(5,152)		—		5,152		—		—
KRTnet Corporation		1,300		(1,373)		—		—		(73)
POSCO		1,094,091		(483,855)		—		—		610,236
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)		(1,466)		(140)		—		—		(1,606)
Extended Computing Environment Co., Ltd.		895		(865)		—		—		30
nTels Co., Ltd.		1,490		(1,020)		—		—		470
Qualcomm Inc. Ltd.		(696)		454		—		—		(242)
China Unicom Ltd.		599,012		(998,891)		—		—		(399,879)
ZeroOne Interactive Co.,Ltd.		(1,542)		—		1,730		(188)		—
T-Entertainment Co., Ltd.		(608)		(462)		—		50		(1,020)
De Chocolate E&TF Co., Ltd.		—		(341)		—		214		(127)
C.C.S. Inc.		—		(44)		—		25		(19)
Medifron DBT Co., Ltd.		—		(83)		—		47		(36)
Dreamline Corp.		—		(9,162)		—		5,184		(3,978)
Saeronet Broadcasting Co., Ltd.		—		(81)		—		46		(35)
LG Powercomm Co., Ltd.		(150,820)		150,459		—		204		(157)
SK C&C Co., Ltd.		691,248		(360,888)		—		—		330,360
Eonex Technologies Inc.		2,011		(2,011)		—		—		—
Public bonds		(205)		205		—		—		—
Currency stabilization bonds		(235)		235		—		—		—
Convertible bonds of Empas Corp.		137		—		—		—		137
Beneficiary certificates		9,302		(10,656)		133		985		(236)

Sub-total		2,241,609		(1,721,511)		7,015		6,567		533,680
Less tax effect (note a)		(616,996)		492,830		(1,453)		(219)		(125,838)

Total	~~W~~	1,624,613	~~W~~	(1,228,681)	~~W~~	5,562	~~W~~	6,348	~~W~~	407,842

(note a)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities, which are other comprehensive income (loss) items, in accordance with SKAS No. 16 “Income Taxes”, which is effective January 1, 2005.

5.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

		December 31, 2008
	Number	Ownership	Acquisition		Net asset			Carrying amount
	of shares	percentage (%)	cost		value			2006		2007		2008

SK Marketing & Company Co., Ltd.	5,000,000	50.0	~~W~~	190,000	~~W~~	96,798	(note n)	~~W~~	—	~~W~~	—	~~W~~	96,798
AirCross Co., Ltd.	1,575,000	100.0		2,440		7,289	(note d)		1,477		—		7,289
SK C&C Co., Ltd.	—	—		—		—	(note a)		268,278		—		—
STIC Ventures Co., Ltd.	—	—		—		—	(note b)		8,611		—		—
TU Media Corp.	—	—		—		—	(note c)		7,214		—		—
Harex Info Tech, Inc.	225,000	21.2		3,375		245			1,805		1,118		596
SK Mobile	—	20.0		4,930		2,110	(note e)		4,666		3,273		2,111
Skytel Co., Ltd.	1,951,777	29.3		2,159		13,858			5,823		7,743		13,858
SK China Company Ltd.	94,960	29.7		6,159		4,556			—		137		3,577
Helio, LLC & Helio, Inc.	—	—		—		—	(note f)		80,130		—		—
TR Entertainment	13,542,553	42.2		10,953		2,770	(note o)		—		—		9,626
Virgin Mobile USA, Inc.	—	16.6		72,496		(57,084)	(note p)		—		—		62,096
SK Telecom China Holding Co., Ltd.	—	—		—		—	(note u)		—		19,070		—
SK USA, Inc.	49	49.0		3,184		5,249			3,016		3,141		5,249
Korea IT Fund	190	63.3		190,000		210,735	(note g)		193,061		210,568		210,735
Michigan Global Cinema Fund	—	—		—		—	(note h)		3,773		—		—
Centurion IT Investment Association	—	—		—		—	(note i)		—		2,463		—
3rd Fund of Isu Entertainment	25	31.3		2,500		1,882			2,419		2,028		1,882
Magic Tech Network	4,500	30.0		8,494		2,162	(note g)		—		—		7,725
SK Telecom Global Investment B.V.	18,000	100.0		26,044		31,807	(note r)		—		—		31,807
SKY Property Mgmt. Ltd.	22,980	60.0		283,368		287,006	(note s)		—		—		287,006
CDMA Mobile Phone Center	—	50.0		161,256		67,139			84,689		66,001		67,139
Wave City Development Co., Ltd.	380,000	19.0		1,967		1,908	(note t)		—		—		1,908
SK Cyberpass, Inc.	33,196	84.9		6,372		3,809	(note m)		1,780		—		4,068
E-Eye High Tech	—	65.5		20,952		11,121	(note u)		—		—		19,801
Cyworld Japan Co., Ltd.	1,250,000	100.0		10,584		1,169			4,362		4,091		3,690
Cyworld Incorporated	9,500,000	100.0		9,071		—			3,592		2,672		2,672
Prmaxsoftware tech.Co.,Ltd.	—	89.3		7,128		7,127	(note v)		—		—		7,127
Mobile Money Ventures, LLC	—	50.0		8,821		5,283	(note w)		—		—		5,283
SK Telecom Holdings America, Inc.	100	100.0		12,990		12,990			—		4,050		12,990
Benex Movie Expert Fund	810	46.6		8,100		8,045	(note x)		—		—		8,045
Empas Corp.	—	—		—		—	(note j)		36,474		—		—
SK i-media Co., Ltd.	—	—		—		—	(note k)		11,312		—		—
Ntreev Soft Co., Ltd.	—	—		—		—	(note k)		4,800		—		—
Konan Technology	—	—		—		—	(note k)		4,037		—		—
Other investment in affiliates				44,183					19,602		24,611		25,434

Total			~~W~~	1,097,526				~~W~~	750,921	~~W~~	350,966	~~W~~	898,512

(note a)	For the year ended December 31, 2007, the Company’s shares of SK C&C Co., Ltd. were increased to 6,000,000 shares from 300,000 shares as a result of SK C&C Co., Ltd.’s 20 to 1 stock split. In addition, the investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale equity securities, as SK C&C Co., Ltd. became the ultimate parent company of the Company by increasing its ownership interest in SK Holdings Co., Ltd., a split-off company from SK Corporation Co., Ltd. to 25.42% as of December 31, 2007.

(note b)	For the year ended December 31, 2007, the Company disposed all of its 1,600,000 shares of STIC Ventures Co., Ltd.

(note c)	TU Media Corp. was newly included in consolidation effective April 1, 2007 as the Company’s ownership interest increased to 32.7% and is the largest stockholder of TU Media Corp.

(note d)	For the year ended December 31, 2007, the Company acquired additional 975,000 shares of AirCross Co., Ltd. from WiderThan Co., Ltd. and others, which increased the Company’s ownership interest from 38.1% to 100.0%. Accordingly AirCross Co., Ltd. was newly included in consolidation in 2007. However, for the year ended December 31, 2008, AirCross Co., Ltd. Was excluded from the consolidation and accounted for using the equity method as it was fully liquidated during March 2009.

(note e)	On March 31, 2006, the Company acquired 42.5% interests of common stock of SK Mobile from Pantech Co., Ltd. and others.

(note f)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest and manage Helio, LLC, a joint venture company in the United States of America, which was established in order to provide wireless telecommunication service in the United States of America. Through December 31, 2007, the Company additionally invested in Helio, LLC and the Company’s ownership interest increased to 64.9%. As a result, Helio, LLC became subsidiary and included in consolidation effective November 1, 2007.

(note g)	The investment in Korea IT Fund was reclassified to equity securities accounted for using the equity method for the year ended December 31, 2006 as the Company has ability to exercise significant influence on the investee. In accordance with the Agreement of Korea IT Fund, the Company has voting rights of 14.3%, while the Company invested 63.3% of total capital contribution and has profit sharing rights of 63.3%.

(note h)	As TU Media Corp. became a subsidiary of the Company during the year ended December 31, 2007, TU Media Corp.’s ownership interest in Michigan Global Cinema Fund added to the Company’s ownership interest in Michigan Global Fund for the calculation of controlling ownership interest. As a result, Michigan Global Cinema Fund was newly included in consolidation effective April 1, 2007.

(note i)	Centurion IT Investment Association was deconsolidated as it was dissolved on February 2008; instead, it was accounted for using the equity method for the year ended December 31, 2007.

(note j)	Empas Corp. was merged into SK Communications Co., Ltd. during the year ended December 31, 2007.

(note k)	Through the year ended December 31, 2006, these investees were excluded from consolidation and accounted for using the equity method even though the Company’s ownership interest is over majority because their total assets at the beginning of the fiscal year were less than ~~W~~7 billion in accordance with Korean GAAP. However, as the investees’ total assets as of December 31, 2006 increased to more than ~~W~~7 billion, these investees were included in consolidation effective January 1, 2007.

(note l)	Even though the Company’s ownership interest is over majority, these investees are excluded from the consolidation and accounted for using the equity method as their total assets at the beginning of the fiscal year were less than ~~W~~7 billion, in accordance with Korean GAAP.

(note m)	Through the year ended December 31, 2006, SK Cyberpass, Inc. was excluded from consolidation and accounted for using the equity method even though the Company’s ownership interest is over majority because its total assets at the beginning of the fiscal year were less than ~~W~~7 billion in accordance with Korean GAAP. As its total assets as of December 31, 2006 increased to more than ~~W~~7 billion, these investees were included in consolidation effective January 1, 2008. But, as its total assets as of December 31, 2007 declined to below ~~W~~7 billion, it was accounted for using the equity method again in 2008.

(note n)	For the year ended December 31, 2008, the Company acquired 5,000,000 shares of SK Marketing & Company Co., Ltd. As a result, the Company holds 50.0% ownership in SK Marketing & Company Co. Ltd.

(note o)	For the year ended December 31, 2008, the Company acquired 13,542,553 shares of TR Entertainment. As a result, the Company holds 42.2% ownership in TR Entertainment.

(note p)	For the year ended December 31, 2008, the Company acquired 16.6% ownership in Virgin Mobile USA Inc. The company is expected to exercise significant influence to Virgin Mobile USA Inc. as the Company has the right to nominate the director for the Virgin Mobile USA Inc. even though its ownership percentage is below 20.0%

(note q)	For the year ended December 31, 2008, the Company acquired 4,500 shares of Magic Tech Network. As a result, the Company holds 30.0% ownership in Magic Tech Network.

(Note r)	For the year ended December 31, 2008, the Company established in SKT Global Investment B.V. and holds 100% ownership for the investee. However, SKT Global Investment B.V. is accounted for using the equity method as its capital stock as of incorporation is less ~~W~~7 billion.

(Note s)	For the year ended December 31, 2008, the Company acquired 22,980 shares of SKY Property Mgmt Ltd. As a result, the Company holds 60.0% ownership for the investee. However, SKT Global Investment B.V. is included in the equity securities accounted for using the equity method as its capital as of incorporation is less ~~W~~7 billion.

(Note t)	For the year ended December 31, 2008, the Company acquired 380,000 shares of Wave City Development Co., Ltd. As a result, the Company holds 19.0% ownership for the investee. The Company is expected to exercise significant influence to Wave City Development Co., Ltd. as the Company have the right to nominate the director for the Wave City Development Co., Ltd. even though its ownership percentage is less than 20.0%.

(Note u)	E-Eye High Tech whose total assets are less ~~W~~7 billion as of December 31, 2007 is included in the equity securities accounted for using the equity method as SK Telecom China Holding Co., Ltd., a subsidiary of the Company and parent company of E-Eye High Tech, is included in the consolidation for the year ended December 31, 2008 as its total assets as of December 31, 2007 was over ~~W~~7 billion.

(Note v)	For the year ended December 31, 2008, the Company acquired 89.3% of equity interest in Prmaxsoftware tech.Co.,Ltd. which is accounted for using the equity method as their total assets at the beginning of the fiscal year were less than ~~W~~7 billion.

(Note w)	SKT America, Inc. (formerly SK Telecom International Inc.), a wholly-owned subsidiary of the Company, acquired 50.0% of equity interest in Mobile Money Ventures, LLC for the year ended December 31, 2008.

(Note x)	For the year ended December 31, 2008, the Company acquired 810 shares of Benex Movie Expert Fund. As a result, the Company holds 46.6% ownership for the investee.

Details of changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

		For the year ended December 31, 2006
								Equity in capital surplus
							Equity in	and other				Other
		Beginning					earnings	comprehensive		Dividend		increase		Ending
		balance		Acquisition			(losses)	income		received		(decrease)		balance

Pantech Co., Ltd.	(note a)	~~W~~	55,732	~~W~~	—	~~W~~	(55,902)	~~W~~	170	~~W~~	—	~~W~~	—	~~W~~	—
SK C&C Co., Ltd.	(note b)		168,244		—		37,825		63,199		(990)		—		268,278
STIC Ventures Co., Ltd.			8,379		—		845		(613)		—		—		8,611
TU Media Corp.			32,343		—		(25,129)		—		—		—		7,214
AirCross Co., Ltd.			966		—		511		—		—		—		1,477
WiderThan Co., Ltd.	(note c)		11,503		—		—		—		—		(11,503)		—
IHQ, Inc.			14,755		—		(1,346)		84		—		(13,493)		—
Harex Info Tech, Inc.			2,530		—		(725)		—		—		—		1,805
SK Mobile			—		10,322		(5,520)		(136)		—		—		4,666
Skytel Co., Ltd.	(note b)		4,786		—		1,970		(605)		(328)		—		5,823
SK China Company Ltd.			485		—		(380)		(105)		—		—		—
Helio, LLC & Helio, Inc.	(note d)		102,272		76,933		(88,309)		—		—		(10,766)		80,130
SK USA, Inc.			3,279		—		7		(270)		—		—		3,016
Korea IT Fund	(note e)		—		—		2,339		722		—		190,000		193,061
Michigan Global Cinema Fund			4,000		—		(227)		—		—		—		3,773
3rd Fund of Isu Entertainment			2,500		—		(81)		—		—		—		2,419
SKT-HP Ventures, LLC	(note f)		5,290		—		—		—		—		(5,290)		—
CDMA Mobile Phone Center	(note g)		40,810		76,039		(21,474)		—		—		(10,686)		84,689
Empas Corp.			—		37,092		(1,369)		751		—		—		36,474
SK i-media Co., Ltd.			—		12,000		(636)		(52)		—		—		11,312
Cyworld Japan Co., Ltd.			726		6,118		(2,549)		67		—		—		4,362
Etoos Group Inc.	(note h)		2,586		—		(259)		—		—		(2,327)		—
Cyworld Incorporated			524		8,547		(5,358)		(121)		—		—		3,592
Other investments in affiliates			10,169		17,282		90		(640)		—		3,318		30,219

		~~W~~	471,879	~~W~~	244,333	~~W~~	(77,368)	~~W~~	62,451	~~W~~	(1,318)	~~W~~	139,253	~~W~~	750,921

(note a)	Pantech Co., Ltd. suffered a significant loss due to deterioration of its liquidity during the fourth quarter of 2006, which resulted in the Company’s investments in Pantech Co., Ltd. to be reduced to zero. Equity in losses of affiliates that exceeded the carrying amount was ~~W~~43,543 million for the year ended December 31, 2006.

(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note c)	The Company sold all of investments in equity securities of WiderThan Co., Ltd. for the year ended December 31, 2006 and recognized gains on disposal of investment in equity securities of ~~W~~21,780 million.

(note d)	Other decrease in investments in equity securities of Helio, Inc. represents losses from disposal of investments in equity securities of Helio, Inc. amounting to ~~W~~1,991 million resulting from the dilution of the Company’s ownership as a result of the fact that investee sold its unissued shares to third parties directly, and translation loss of ~~W~~8,776 million incurred from translating the foreign currency financial statements of Helio, Inc. into Korean won.

(note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.

(note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the year ended December 31, 2006.

(note g)	For the year ended December 31, 2006, SLD received a cash distribution of ~~W~~5,978 million from CDMA Mobile Phone Center, and such reimbursement decreased SLD’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as an in-kind contribution from SLD. In addition, translation loss of ~~W~~4,708 million incurred from translating the foreign currency financial statements of SLD Telecom PTE Ltd. into Korean won and such translation loss was accounted for as a decrease in the investment in CDMA Mobile Phone Center.

(note h)	For the year ended December 31, 2006, Etoos Group Inc. was merged into SK Communications Co., Ltd., the Company’s subsidiary.

		For the year ended December 31, 2007
								Equity in capital surplus and
						Equity in		other					Other
		Beginning				earnings		comprehensive		Dividend			increase	Ending
		balance		Acquisition		(losses)		income		received			(decrease)	balance

SK C&C Co., Ltd.	(notes a and d)	~~W~~	268,278	~~W~~	—	~~W~~	230,252	~~W~~	4,381	~~W~~	(1,260)	~~W~~	(501,651)	~~W~~	—
STIC Ventures Co., Ltd.			8,611		—		—		(238)		—		(8,373)		—
TU Media Corp.	(note b)		7,214		—		(5,879)		—		—		(1,335)		—
AirCross Co., Ltd.	(note c)		1,477		—		(95)		—		—		(1,382)		—
Harex Info Tech, Inc.			1,805		—		(687)		—		—		—		1,118
SK Mobile			4,666		—		(1,678)		285		—		—		3,273
Skytel Co., Ltd.	(note d)		5,823		—		2,562		12		(654)		—		7,743
SK China Company Ltd.			—		—		54		83		—		—		137
Helio, Inc. & Helio, LLC	(note e)		80,130		18,527		(116,725)		(38)		—		18,106		—
SK USA, Inc.			3,016		—		96		29		—		—		3,141
Korea IT Fund			193,061		—		14,383		3,124		—		—		210,568
Michigan Global Cinema Fund	(note f)		3,773		—		—		—		—		(3,773)		—
3rd Fund of Isu Entertainment	(note g)		2,419		—		(891)		—		—		500		2,028
Centurion IT Investment Association			—		—		35		777		—		1,651		2,463
CDMA Mobile Phone Center	(note h)		84,689		12,094		(20,651)		—		—		(10,131)		66,001
Empas Corp.	(note i)		36,474		—		(6,397)		24		—		(30,101)		—
SK i-media Co., Ltd.	(note j)		11,312		—		—		—		—		(11,312)		—
Cyworld Japan Co., Ltd.			4,362		—		(391)		120		—		—		4,091
Cyworld Incorporated	(note k)		3,592		—		(4,052)		—		—		—		2,672
SK Telecom China Holding Co., Ltd.			—		19,070		—		—		—		—		19,070
Ntreev Soft Co., Ltd.	(note j)		4,800		—		—		—		—		(4,800)		—
Konan Technology	(note l)		4,037		—		(109)		8		—		(3,936)		—
SK Cyberpass, Inc.	(note j)		1,780		—		—		—		—		(1,780)		—
Cyworld Europe GmbH	(note m)		512		3,696		(4,208)		—		—		—		—
Cyworld China (Holdings) Ltd.	(note m)		—		8,467		(8,467)		—		—		—		—
Other investment in affiliates	(note m)		19,090		14,775		(5,244)		176		(268)		132		28,661

		~~W~~	750,921	~~W~~	76,629	~~W~~	71,908	~~W~~	8,744	~~W~~	(2,182)	~~W~~	(558,185)	~~W~~	350,966

(note a)	The investment in SK C&C Co., Ltd. was reclassified to available-for-sale security during the fourth quarter of 2007 as it became the ultimate parent company of the Company.

(note b)	TU Media Corp. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of TU Media Corp. in February 2007.

(note c)	AirCross Co., Ltd. was included in the consolidation of accompanying consolidated financial statements effective April 1, 2007, as the Company acquired additional equity of AirCross Co., Ltd. in March 2007.

(note d)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd.; the corresponding amount was deducted from its equity method securities.

(note e)	Helio, Inc. & Helio LLC was included in the consolidation of accompanying consolidated financial statements effective November 2007, as the Company acquired additional equity of Helio, LLC during the fourth quarter of 2007.

(note f)	As TU Media Corp. who had certain ownership interest of Michigan Global Cinema Fund became a subsidiary of the Company in February 2007, the Company became the largest stockholder owning more than 30% of total outstanding common stock of Michigan Global Cinema Fund and included Michigan Global Cinema Fund in the consolidation of accompanying consolidated financial statements effective April 1, 2007.

(note g)	Other increase in investments in equity securities of 3rd Fund of Isu Entertainment resulted from additional investment by TU Media Corp.

(note h)	For the year ended December 31, 2007, SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.) received a cash distribution of ~~W~~10,728 million from CDMA Mobile Phone Center, and such reimbursement decreased SKT Vietnam PTE Ltd’s investment in CDMA Mobile Phone Center. The amount was equivalent to the depreciation from the contributed machinery provided to CDMA Mobile Phone Center as an in-kind contribution from SKT Vietnam PTE Ltd. In addition, translation gain of ~~W~~597 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and such translation gain was accounted for as an increase in the investment in CDMA Mobile Phone Center.

(note i)	Other decrease in investments in equity securities of Empas Corp. resulted from the merger between Empas Corp. and SK Communications Co., Ltd.

(note j)	SK i-media Co., Ltd., Ntreev Soft Co., Ltd. and SK Cyberpass, Inc. were newly included in the consolidation of the accompanying financial statements as their total assets at the beginning of 2007 increased to more than ~~W~~7 billion, in accordance with Korean GAAP.

(note k)	Equity in losses of affiliates amounting to ~~W~~3,133 million resulted from the additional recognition of equity losses for short-term loans provided for by SK Communications Co., Ltd.

(note l)	Konan Technology which was a subsidiary of Empas Corp. was included in the consolidation of accompanying consolidated financial statements as SK Communications Co., Ltd. merged with Empas Corp. for the year ended December 31, 2007.

(note m)	As carrying amounts of equity securities accounted for using the equity method of Cyworld Europe GmbH, Cyworld China (Holdings) Ltd. and Cyworld Vietnam became nil, the equity method accounting was discontinued. Unrecognized losses because of the discontinuance of the equity method were ~~W~~3,164 million as of December 31, 2007.

		For the year ended December 31, 2008
									Equity in capital surplus and
						Equity in			other			Other
		Beginning				earnings			comprehensive	Dividend		increase		Ending
		balance		Acquisition		(losses)			income	received		(decrease)		balance

SK Marketing & Company Co., Ltd.		~~W~~	—	~~W~~	190,000	~~W~~	7,410	~~W~~	(100,612)	~~W~~	—	~~W~~	—	~~W~~	96,798
AirCross Co., Ltd.	(Note a)		—		—		2,261		—		—		5,028		7,289
Harex Info Tech, Inc.			1,118		—		(522)		—		—		—		596
SK Mobile	(Note c)		3,273		2,004		—		—		—		(3,166)		2,111
Skytel Co., Ltd.			7,743		—		5,189		2,140		(1,214)		—		13,858
SK China Company Ltd.			137		2,963		164		313		—		—		3,577
TR Entertainment			—		10,953		(2,108)		781		—		—		9,626
Virgin Mobile USA Inc.			—		29,693		(8,896)		(1,504)		—		42,803		62,096
SK Telecom China Holding Co., Ltd.	(Note d)		19,070		—		—		—		—		(19,070)		—
SK USA, Inc.			3,141		—		911		1,197		—		—		5,249
Korea IT Fund			210,568		—		4,771		(4,604)		—		—		210,735
Centurion IT Investment Association	(Note e)		2,463		—		—		—		—		(2,463)		—
3rd Fund of Isu Entertainment			2,028		—		(146)		—		—		—		1,882
Magic Tech Network			—		8,494		(1,233)		464		—		—		7,725
SK Telecom Global Investment B.V.			—		26,044		125		5,638		—		—		31,807
SKY Property Mgmt. Ltd.			—		283,368		(1,998)		5,636		—		—		287,006
CDMA Mobile Phone Center	(Note f)		66,001		13,629		(25,766)		—		—		13,275		67,139
Wave City Development Co., Ltd.			—		1,967		(59)		—		—		—		1,908
SK Cyberpass, Inc.	(Note b)		—		3,444		(1,584)		980		—		1,228		4,068
Shenzhen E-Eye High Tech			—		—		(1,151)		—		—		20,952		19,801
Cyworld Japan Co., Ltd.			4,091		—		(539)		138		—		—		3,690
Cyworld Incorporated			2,672		—		—		—		—		—		2,672
Prmaxsoftware tech.Co.,Ltd.			—		7,127		—		—		—		—		7,127
Mobile Money Ventures,LLC.	(Note g)		—		8,821		(4,189)		—		—		651		5,283
SK Telecom Hodlings America, Inc.			4,050		8,940		—		—		—		—		`12,990
Benex Movie Expert Fund			—		8,100		(55)		—		—		—		8,045
Other investment in affiliates			24,611		7,010		(1,959)		1,112		—		(5,340)		25,434

		~~W~~	350,966	~~W~~	612,557	~~W~~	(29,374)	~~W~~	(88,321)	~~W~~	(1,214)	~~W~~	53,898	~~W~~	898,512

(note a)	Aircross Co., Ltd. was included in the equity securities accounted for using equity method as it was fully liquidated in March 2009.

(note b)	SK Cyberpass, Inc was included in the equity securities accounted for using equity method as its total assets at the beginning of 2008 decreased to less than ~~W~~7 billion.

(note c)	Other decrease in investments in equity securities of SK Mobile represent disposal of part of the equity shares.

(note d)	Other decreases in investments in equity securities of SK Telecom China Holding Co., Ltd. resulted from the fact that SK Telecom China Holding Co., Ltd. is included in consolidation for the year ended December 31, 2008.

(note e)	Other decrease in investments in Centurion IT Investment Association represents the collection of the Company’s investment from the full liquidation of Centurion IT Investment Association.

(note f)	Translation gain of ~~W~~13,275 million incurred from translating the foreign currency financial statements of SKT Vietnam PTE Ltd. into Korean won and such translation gain was accounted for as an increase in the investment in CDMA Mobile Phone Center.

(note g)	The amount represent translation gain of ~~W~~651 million incurred from translating the foreign currency financial statements of SKT Americas, Inc. (formerly SK Telecom International inc.) into Korean won and such translation gain was accounted for as an increase in the investment in Mobile Money Ventures, LLC.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning						Ending
	balance		In(De)crease		Amortization		balance

Pantech Co., Ltd.	~~W~~	793	~~W~~	—	~~W~~	(793)	~~W~~	—
SK C&C Co., Ltd.		4,870		—		(406)		4,464
TU Media Corp.		993		—		(209)		784
IHQ, Inc.		6,267		(5,533)		(734)		—
Harex Info Tech, Inc.		1,402		—		(351)		1,051
SK Mobile		—		3,192		(3,192)		—
Helio, Inc.		—		38		—		38
Empas Corp.		—		24,159		(1,208)		22,951
Etoos Group Inc.		1,581		(1,553)		(28)		—
Other investments in affiliates		—		12,531		(1,086)		11,445

Total	~~W~~	15,906	~~W~~	32,834	~~W~~	(8,007)	~~W~~	40,733

	For the year ended December 31, 2007
	Beginning						Ending
	balance		In(De)crease		Amortization		balance
SK C&C Co., Ltd.	~~W~~	4,464	~~W~~	(4,160)	~~W~~	(304)	~~W~~	—
TU Media Corp.		784		(732)		(52)		—
IHQ, Inc.		—		—		—		—
Harex Info Tech, Inc.		1,051		—		(350)		701
SK Mobile		—		—		—		—
Helio, Inc.		38		—		(38)		—
Empas Corp.		22,951		(18,924)		(4,027)		—
Etoos Group Inc.		—		—		—		—
Ntreev Soft Co., Ltd.		1,785		(1,785)		—		—
Konan Technology		3,859		(3,859)		—		—
Other investments in affiliates		5,801		2,899		(1,770)		6,930

Total	~~W~~	40,733	~~W~~	(26,561)	~~W~~	(6,541)	~~W~~	7,631

	For the year ended December 31, 2008
	Beginning						Ending
	balance		In(De)crease		Amortization		balance
Harex Info Tech, Inc.	~~W~~	701	~~W~~	—	~~W~~	(351)	~~W~~	350
TR Entertainment		—		8,066		(1,210)		6,856
Virgin Mobile USA Inc.		—		126,363		(7,183)		119,180
Skytel Co., Ltd.		—		(1,387)		1,387		—
SK China Company Ltd.		—		107		—		107
Magic Tech Network		—		6,181		(618)		5,563
SK Cyberpass Inc.		—		304		(46)		258
Shenzhen E-Eye High Tech		—		10,851		(2,171)		8,680
Other investments in affiliates		6,930		(1,893)		(1,601)		3,436

Total	~~W~~	7,631	~~W~~	148,592	~~W~~	(11,792)	~~W~~	144,431

Details of changes in unrealized intercompany gains incurred from sales of assets for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning						Ending
	balance		Increase		Decrease		balance
Pantech Co., Ltd.	~~W~~	—	~~W~~	271	~~W~~	(271)	~~W~~	—
SK China Company Ltd.		1,086		—		—		1,086
Cyworld Japan Co., Ltd.		2,526		681		(570)		2,637
Cyworld Incorporated		—		1,888		(94)		1,794
Other investments in affiliates		—		892		(104)		788

Total	~~W~~	3,612	~~W~~	3,732	~~W~~	(1,039)	~~W~~	6,305

	For the year ended December 31, 2007
	Beginning						Ending
	balance		Increase		Decrease		balance
SK China Company Ltd.	~~W~~	1,086	~~W~~	—	~~W~~	—	~~W~~	1,086
Cyworld Japan Co., Ltd.		2,637		—		(2,227)		410
Cyworld Incorporated		1,794		—		(378)		1,416
Other investments in affiliates		788		2,552		(385)		2,955

Total	~~W~~	6,305	~~W~~	2,552	~~W~~	(2,990)	~~W~~	5,867

	For the year ended December 31, 2008
	Beginning						Ending
	balance		Increase		Decrease		balance
SK China Company Ltd.	~~W~~	1,086		—		—	~~W~~	1,086
Cyworld Japan Co., Ltd.		410		—		(410)		—
Cyworld Incorporated		1,416		—		—		1,416
Other investments in affiliates		2,955		57		(192)		2,820

Total	~~W~~	5,867	~~W~~	57	~~W~~	(602)	~~W~~	5,322

The condensed financial information of the investees as of and for the year ended December 31, 2008 are as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)
SK Marketing & Company Co., Ltd.	~~W~~	593,884	~~W~~	400,287	~~W~~	133,271	~~W~~	14,823
AirCross Co., Ltd.		7,402		114		24,352		2,261
Harex Info Tech, Inc.		2,241		1,082		2,798		(812)
Skytel Co., Ltd.		50,653		3,448		39,815		14,409
SK China Company Ltd.		16,449		1,101		11,632		(1,222)
TR Entertainment		7,521		956		6,383		(2,129)
SK USA, Inc.		12,028		1,316		9,710		1,860
Korea IT Fund		332,724		—		19,742		7,534
3rd Fund of Isu Entertainment		6,012		—		305		(390)
Magic Tech Network		10,194		2,986		556		(2,049)
SK Telecom Global Investment B.V.		31,845		39		286		125
SKY Property Mgmt. Ltd.		656,923		178,581		9,448		(3,330)
CDMA Mobile Phone Center		451,998		317,719		73,803		(51,532)
Wave City Development Co., Ltd.		27,413		17,371		523		(311)
SK Cyberpass, Inc.		8,850		4,361		22,031		(2,454)
Shenzhen E-Eye High Tech		17,557		579		5,965		1,462
Cyworld Japan Co., Ltd.		1,931		221		194		(868)
Cyworld Incorporated		2,737		13,673		57		(5,821)
Money Mobile USA, Inc.		12,404		1,838		—		(8,378)
Virgin Mobile USA Inc.		480,661		825,373		479,739		(10,345)
Benex Movie Expert Fund		17,428		146		82		(119)

6.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Loans to employees’ stock ownership association	~~W~~	7,526	~~W~~	34,817	~~W~~	74,878
Loans to employees for housing and other		4,580		15,231		15,488

	~~W~~	12,106	~~W~~	50,048		90,366

On December 26, 2007 and January 23, 2008, we loaned ~~W~~ 31.0 billion and ~~W~~ 29.7 billion, respectively, to our employee stock ownership association to help fund the employee stock ownership association’s acquisition of our treasury shares. Such loans will be repaid over a period of five years, beginning on the second anniversary of each loan date.

7.	PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	Useful lives
	(years)	2006		2007		2008
Land		~~W~~	473,109	~~W~~	454,916	~~W~~	756,348
Buildings and structures	15-50		1,502,755		1,510,199		1,925,563
Machinery	3-9		11,380,257		12,909,629		18,572,546
Other	3-5		1,004,196		1,028,442		1,135,325
Construction in progress			132,831		308,955		356,150

Total			14,493,148		16,212,141		22,745,932
Less accumulated depreciation			(9,985,813)		(11,242,431)		(15,305,773)
Accumulated impairment			—		—		(2,197)
Government subsidy			—		(356)		(273)

Property and equipment, net		~~W~~	4,507,335	~~W~~	4,969,354	~~W~~	7,437,689

The government’s declared standard value of land owned as of December 31, 2006, 2007 and 2008 are ~~W~~519,234 million, ~~W~~561,326 million and ~~W~~895,866 million, respectively.

Details of changes in property and equipment for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	~~W~~	466,562	~~W~~	115	~~W~~	(645)	~~W~~	7,077	~~W~~	—	~~W~~	473,109
Buildings and structures		1,151,094		4,664		(849)		14,262		(55,947)		1,113,224
Machinery		2,479,623		65,819		(8,571)		1,014,646		(1,152,632)		2,398,885
Other		301,781		839,284		(17,308)		(636,866)		(97,605)		389,286
Construction in progress		264,309		588,260		—		(719,738)		—		132,831

	~~W~~	4,663,369	~~W~~	1,498,142	~~W~~	(27,373)	~~W~~	(320,619)	~~W~~	(1,306,184)	~~W~~	4,507,335

	For the year ended December 31, 2007
			Other
	Beginning balance		increase (decrease)		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	~~W~~	473,109	~~W~~	—	~~W~~	471	~~W~~	(20,362)	~~W~~	1,698	~~W~~	—	~~W~~	454,916
Buildings and structures		1,113,224		5		4,998		(3,488)		7,779		(56,438)		1,066,080
Machinery		2,398,885		282,925		106,524		(8,420)		1,333,354		(1,312,840)		2,800,428
Other		389,286		19,008		1,034,181		(14,273)		(964,200)		(125,027)		338,975
Construction in progress		132,831		5,941		669,793		(893)		(498,717)		—		308,955

Total	~~W~~	4,507,335	~~W~~	307,879	~~W~~	1,815,967	~~W~~	(47,436)	~~W~~	(120,086)	~~W~~	(1,494,305)	~~W~~	4,969,354

	For the year ended December 31, 2008
	Beginning balance		Other increase (decrease)		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	~~W~~	454,916	~~W~~	294,629	~~W~~	141	~~W~~	(3,394)	~~W~~	10,056	~~W~~	—	~~W~~	756,348
Buildings and structures		1,066,080		319,266		10,984		(2,900)		28,692		(67,310)		1,354,812
Machinery		2,800,428		1,675,918		358,052		(55,090)		1,600,116		(1,804,916)		4,574,508
Other		338,975		(950)		1,138,814		(29,633)		(928,313)		(123,022)		395,871
Construction in progress		308,955		61,155		728,939		(13,461)		(729,438)		—		356,150

Total	~~W~~	4,969,354	~~W~~	2,350,018	~~W~~	2,236,930	~~W~~	(104,478)	~~W~~	(18,887)	~~W~~	(1,995,248)	~~W~~	7,437,689

Other increase (decrease) resulted from merger and the changes in consolidated subsidiaries.

8.	INTANGIBLE ASSETS
Intangible assets as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	December 31, 2008						Carrying amounts
	Acquisition cost		Accumulated amortization		Accumulated Impairment		2006		2007		2008

Goodwill	~~W~~	2,998,512	~~W~~	(1,093,395)	~~W~~	(5,378)	~~W~~	1,775,695	~~W~~	1,684,357	~~W~~	1,899,739
Frequency use rights		1,385,120		(541,349)		—		1,076,833		960,302		843,771
Software development costs		270,638		(232,872)		(3,193)		45,653		19,837		34,573
Customer relationships		504,156		(68,621)		—		—		25,139		435,535
Other		1,628,458		(861,947)		(1,984)		620,230		744,327		764,527

	~~W~~	6,786,884	~~W~~	(2,798,184)	~~W~~	(10,555)	~~W~~	3,518,411	~~W~~	3,433,962	~~W~~	3,978,145

Details of changes in intangible assets for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	For the year ended December 31, 2006
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Goodwill	~~W~~	1,868,932	~~W~~	1,672	~~W~~	—	~~W~~	44,947	~~W~~	(139,806)	~~W~~	(50)	~~W~~	1,775,695
Frequency use rights		1,184,292		687		—		—		(108,146)		—		1,076,833
Software development costs		65,991		1,946		—		9,340		(31,624)		—		45,653
Other		333,674		69,659		(1,250)		330,866		(112,604)		(115)		620,230

	~~W~~	3,452,889	~~W~~	73,964	~~W~~	(1,250)	~~W~~	385,153	~~W~~	(392,180)	~~W~~	(165)	~~W~~	3,518,411

	For the year ended December 31, 2007
	Beginning balance		Other increase (decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Goodwill	~~W~~	1,775,695	~~W~~	59,460	~~W~~	958	~~W~~	(124)	~~W~~	6,092	~~W~~	(157,724)	~~W~~	(—)	~~W~~	1,684,357
Frequency use rights		1,076,833		—		—		—		—		(116,531)		—		960,302
Software development costs		45,653		1,881		3,294		(5,673)		1,679		(26,930)		(67)		19,837
Customer relationships		—		33,152		—		—		629		(8,642)		—		25,139
Other		620,230		85,983		110,850		(5,750)		129,729		(196,569)		(146)		744,327

Total	~~W~~	3,518,411	~~W~~	180,476	~~W~~	115,102	~~W~~	(11,547)	~~W~~	138,129	~~W~~	(506,396)	~~W~~	(213)	~~W~~	3,433,962

	For the year ended December 31, 2008
	Beginning balance		Other increase (decrease)		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Goodwill	~~W~~	1,684,357	~~W~~	481,106	~~W~~	1,305	~~W~~	(55)	~~W~~	1,197	~~W~~	(267,078)	~~W~~	(1,093)	~~W~~	1,899,739
Frequency use rights		960,302		—		—		—		—		(116,531)		—		843,771
Software development costs		19,837		4,950		16,356		(1)		10,769		(14,713)		(2,625)		34,573
Customer relationships		25,139		479,017		—		—		—		(68,621)		—		435,535
Other		744,327		16,255		131,680		(10,809)		180,673		(297,085)		(514)		764,527

Total	~~W~~	3,433,962	~~W~~	981,328	~~W~~	149,341	~~W~~	(10,865)	~~W~~	192,639	~~W~~	(764,028)	~~W~~	(4,232)	~~W~~	3,978,145

Other increase (decrease) resulted from merger and change in consolidated subsidiary.

The book value and residual useful lives of major intangible assets as of December 31, 2008 are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,434,898	Goodwill related to merger of Shinsegi Telecomm, Inc.	11 years and 3 months
²		29,956	Goodwill related to merger of Empas Corp.	3 years and 10 months
²		378,084	Goodwill related to acquire of SK Broadband Co., Ltd.	19 years and 3 months
IMT license		772,762	Frequency use rights relating to W-CDMA service	(note a)
WiBro license		65,699	WiBro service	(note b)
DMB license		5,310	DMB service	7 years and 6 months
Customer relationships		435,535	Customer relationships related to acquisition of SK Broadband Co., Ltd.	4 years and 9 months

(note a)	With its application for a license to provide IMT services, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). SK IMT Co., Ltd., which was merged into SK Telecom on May 1, 2003, paid ~~W~~650,000 million in March 2001 and SK Telecom is required to pay the remainder over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.54% as of December 31, 2008). The future payment obligations are ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. Amortization of the IMT license commenced when the Company started its commercial IMT service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016. The Company determined the IMT license has a finite life, considering that renewal cost is expected to be substantial. As of December 31, 2008, the present value discount related to the current portion and long-term portion of payments to be made to MIC amounts to ~~W~~805 million and ~~W~~15,416 million, respectively.

(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line method over the remaining useful life.

9.	BONDS PAYABLE
Bonds as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won and thousands of U.S. dollars and thousands of Japanese yen):

		Annual
	Maturity	Interest
	year	rate (%)	2006		2007		2008

Domestic general bonds	2006	5.0-6.0	~~W~~	—	~~W~~	—	~~W~~	—
²	2007	5.0-6.0		700,000		—		—
²	2008	5.0		300,000		300,000		—
²	2009	5.0		300,000		300,000		300,000
²	2010	4.0~6.77		200,000		200,000		250,000
²	2011	3.0		200,000		200,000		200,000
² (note a)	2012	3 month Euro Yen Libor+0.55		—		104,166		174,236
²	2013	4.0~6.92		200,000		200,000		450,000
²	2014	5.0		—		200,000		200,000
²	2015	5.0		—		—		200,000
²	2016	5.0		200,000		200,000		200,000
²	2018	5.0		—		—		200,000
Unsecured private bonds	2008	6.07-6.14		—		30,000		—
² (note b)	2009	6.51-7.48		—		34,584		23,205
²	2009	6.45		—		30,000		30,000
² (note b)	2010	6.50-7.07		—		36,250		28,182
Unsecured public bonds	2008	5.50		—		50,000		—
²	2010	6.30-6.81		—		110,000		110,000
²	2011	9.08		—		—		25,000
Debentures (notes c and e)	2009	6.08		—		—		96,172
² (notes c and f)	2010	8.75~9.25		—		—		80,000
² (notes c and f)	2011	6.65~9.20		—		—		315,718
Dollar denominated bonds (US$300,000)	2011	4.25		278,880		281,460		377,250
Dollar denominated bonds (US$500,000) (notes c and g)	2012	7.0		—		—		656,251
Dollar denominated bonds (US$400,000)	2027	6.63		—		375,280		503,000
Floating rate notes (US$150,000) (note a)	2010	3-month LIBOR rate +3.05		—		—		188,625
Private bonds (¥125,000)	2007	4.65		684		—		—
Convertible bonds (SK Telecom) (note d)	2009	—		356,356		268,415		268,415
Convertible bonds (IHQ, Inc.)	2008	—		18,356		—		—
Convertible bonds (YTN Media, Inc.)	2007	1.0		1,000		—		—
Bond with stock purchase warrant (SK Communications Co., Ltd.)	2007	4.65		684		—		—

Sub total				2,755,960		2,920,155		4,876,054
Less discounts on bonds				(39,422)		(46,557)		(77,182)
Less conversion right adjustments				(46,079)		(19,665)		(5,733)
Less warrant right adjustments				(23)		—		—
Add long-term accrued interest				23,854		17,256		17,256

Net				2,694,290		2,871,189		4,810,395
Less portion due within one year				(698,967)		(522,528)		(736,003)

Long-term portion			~~W~~	1,995,323	~~W~~	2,348,661	~~W~~	4,074,392

(note a)	The 3-months Euro Yen LIBOR rate and the 3-month Libor rate as of December 31, 2008 are 0.83% and 1.425%, respectively.

(note b)	These bonds are scheduled to repay in 3 years with a two-year grace period.

(note c)	These bonds are debentures of SK Broadband Co.,Ltd. which was newly included in consolidation of accompanying consolidated financial statements for the year ended December 31, 2008.

(note d)	The principal amount of these convertible bonds denominated in U.S. dollar as of December 31, 2006, 2007 and 2008 are US$304,240,000, US$229,160,000 and US$229,160,000, respectively.

(note e)	SK Broadband Co., Ltd. is required to keep the debt ratio lower than 400% and prohibited from disposing or leasing of its property and equipment more than ~~W~~1,000 billion in each fiscal year in accordance with the covenant provision of related borrowings.

(note f)	SK Broadband Co., Ltd. is required to keep the debt ratio lower than 1,000% and prohibited from disposing or leasing of its property and equipment more than 20 times of its stockholders’ equity in each fiscal year in accordance with covenant provision of related borrowings.

(note g)	SK Broadband Co., Ltd. is required to propose tender offer to purchase its outstanding bonds at 101% of principal if investors other than foreign majority shareholders acquire more than 45% equity interest in SK Broadband Co., Ltd., and its credit rating is down-graded by designated credit rating agency (S&P, Moody’s) due to such change in management right.
All of the above bonds will be paid in full at maturities except for bonds of mentioned at the above note b.

Convertible Bonds Issued by SK Telecom

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~203,516 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2008 is 1,324,744 shares. Effective July 1, 2008, the conversion price was changed from ~~W~~204,636 to ~~W~~203,516 and the number of shares to be converted was changed from 1,317,494 shares to 1,324,744 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors of July 18, 2008.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

During the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,613 shares of treasury stock (see Note 16), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

During the year ended December 31, 2007, the conversion rights for the convertible bond with a principal amount of US$75,080,000 were exercised. The Company paid ~~W~~42,962 million in cash to bond holders with a principal amount of US$36,260,000 without delivering the Company’s common stocks due to the 49% ownership limitation as explained above and the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of treasury stock (see Note 16). Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million). In 2008, no conversion right was exercised.

Convertible Bonds and Bonds with Stock Purchase Warrants Issued by Subsidiaries

In 2005, IHQ, Inc. (“IHQ”) and YTN Media, Inc. (“YTN”) which were consolidated effective July 1, 2006, issued convertible bonds with the principal amount of US$18,000,000 and ~~W~~1,000 million, respectively. As of December 31, 2006, IHQ’s convertible bonds are convertible into IHQ’s common stock at ~~W~~7,359 (convertible rate of exchange: 1,034.70 = US$1) per share during the period from May 15, 2006 to November 15, 2008. Unless converted, these bonds are redeemable for cash at 104.57% of the principal amount at maturity. During the year ended December 31, 2007, all convertible bonds were converted into common stocks, therefore no convertible bonds are remained as of December 31, 2008.

As SK Communications Co., Ltd. merged with Etoos Group on May 1, 2006, bonds with stock purchase warrants with the principal amount of ¥125,000,000 were transferred to the Company. During the year ended December 31, 2007, these bonds were all redeemed at maturity, accordingly no bonds with stock purchase warrants are remained as of December 31, 2008.

10.	LONG-TERM BORROWINGS
Long-term borrowings as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Final	Annual interest
Lender	maturity year	rate (%) (note a)	2006		2007		2008

Shinhan Bank (note b)	2011	91 days CD yield + 0.25	~~W~~	200,000	~~W~~	200,000	~~W~~	200,000
Korea Development Bank	2011	91 days CD yield + 1.02		—		—	~~W~~	100,000
Citibank	2011	91 days CD yield + 1.20		—		—	~~W~~	100,000
Nonghyup	2011	91 days CD yield + 1.30		—		—	~~W~~	100,000
Hana Bank	2011	91 days CD yield + 1.50		—		—	~~W~~	150,000
Nonghyup	2011	91 days CD yield + 1.50		—		—	~~W~~	50,000
Shinhan Bank	2011	4.36		—	~~W~~	762	~~W~~	635
Korea Development Bank	2011	5.79		—		—	~~W~~	16,253
Kookmin Bank	2012	5.91		—		—	~~W~~	11,860
Korea Development Bank	2013	5.91		—		—	~~W~~	10,577
Small Business Corporation	2009	5.25		—	~~W~~	156	~~W~~	31
Calyon Bank	2013	6M Libor + 0.29	US$	50,000	US$	50,000	US$	50,000
DBS Bank	²	²	US$	25,000	US$	25,000	US$	25,000
SMBC	²	²	US$	25,000	US$	25,000	US$	25,000
Earthlink, Inc.	2010	10		—	US$	30,000		—
Industrial Bank of Korea	2008	3.50 ~ 3.90		¥8,880		¥—		—
²	2009	3.11		¥9,100		—		—
²	2010	2.50 ~ 4.00	~~W~~	—	~~W~~	641	~~W~~	384
Resona Bank	2010	1.85		¥—		¥98,573		—

Total			~~W~~	200,000	~~W~~	201,559	~~W~~	739,740
			US$	100,000	US$	130,000	US$	100,000
				¥17,980		¥98,573		—

Equivalent in Korean won			~~W~~	293,101	~~W~~	324,346	~~W~~	865,490
Less portion due within one year				(75)		(925)		(9,019)

Long-term portion			~~W~~	293,026	~~W~~	323,421	~~W~~	856,471

(note a)	At December 31, 2008, the 91-day CD yield and the 6M LIBOR rate are 3.93% and 1.75%, respectively.

(note b)	This long-term a borrowings is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from December 31, 2008 in accordance with the loan agreement.

The repayment schedule of long-term borrowings at December 31, 2008 is as follows (In millions of Korean won and thousands of denominated in Yen):

			Long-term borrowing
	Long-term		in foreign currencies
	borrowing in		Foreign		Korean won
Year ending December 31,	Korean won		currencies		equivalent		Total

2009	~~W~~	9,019		—		—	~~W~~	9,019
2010		12,599		—		—		12,599
2011		710,856		—		—		710,856
2012		5,503		—		—		5,503
2013 and thereafter		1,763	US$	100,000	~~W~~	125,750		127,513

Total	~~W~~	739,740	US$	100,000	~~W~~	125,750	~~W~~	865,490

11.	SUBSCRIPTION DEPOSITS
The Company receives facility guarantee deposits from subscribers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

Long-term subscription guarantee deposits by service type held as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except deposit per subscriber amounts):

	Deposit per
Service type	subscriber		2006		2007		2008

Cellular	~~W~~	200,000	~~W~~	21,140	~~W~~	6,425	~~W~~	4,796

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the facility deposit. Existing subscribers who elect this option are refunded their subscription deposits. As a result of this arrangement, the balance of facility guarantee deposits has been decreasing.

Subscription deposits payable in current liabilities section represents payable to subscribers who cancelled services.

12.	LEASES
During the year ended December 31, 2005, the Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded SK C&C Co., Ltd. in certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. YTN Media, Inc., which was consolidated effective July 1, 2006, acquired certain broadcasting equipment from HYOSUNG CAPITAL Co., Ltd. under certain finance lease agreements. The acquisition cost of such leased broadcasting equipment, computer equipment and software totaled ~~W~~265,625 million as of December 31, 2008. Depreciation expense for the year ended December 31, 2008 was ~~W~~45,807 million. The Company’s minimum future lease payments as of December 31, 2008 are as follows (In millions of Korean won):

	Annual lease
Year ending December 31,	payments		Interest		Principal

2009	~~W~~	74,741	~~W~~	12,951	~~W~~	61,791
2010		74,650		8,401		66,249
2011		49,260		3,625		45,635
2012		28,147		758		27,388

Total	~~W~~	226,798	~~W~~	25,735		201,063

Less portion due within one year						(61,790)

Finance lease liabilities					~~W~~	139,273

The Company leased certain machinery and equipment under an operating lease and the Company’s minimum future lease payments as of December 31, 2008 are as follows (In millions of Korean won):

Year ending December 31,	Minimum Lease Payments

2009	~~W~~	672,837
2010		460,046
2011		436,425
2012		410,590
2013 and thereafter		—

Total	~~W~~	1,979,898

13.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 9 and 10) as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Singaporean dollars, thousands of Euros, thousands of Great Britain pounds, thousands of Swiss francs, thousands of Chinese Yuan, thousands of Vietnam dongs, thousands of Canadian dollars and thousands of France francs):

	Foreign currencies						Korean won equivalent
	2006		2007		2008		2006		2007		2008

Cash and cash equivalents	US$	1,330	US$	357,413	US$	7,269	~~W~~	1,236	~~W~~	335,325	~~W~~	9,140
²	EUR	2	EUR	117	EUR	85		2		162		152
²		—		—	JPY	1,313		—		—		18
Accounts receivable — trade	US$	30,849	US$	26,818	US$	35,837		28,677		25,161		45,066
²		¥800		¥41,307		—		6		344		—
²	EUR	248	EUR	248	EUR	187		303		343		332
		—	CNY	5,620	CNY	5,620		—		722		1,035
Short-term loans		—	US$	2,419	US$	2,168		—		2,270		2,726
Accounts receivable — other	US$	1,657	US$	965	US$	2		1,541		905		3
²		—		—	CNY	7,888		—		—		1,452
Guarantee deposits	US$	17	US$	12	US$	8		16		11		9
²		¥21,536		¥16,912		¥17,397		168		141		242

Total assets							~~W~~	31,949	~~W~~	365,384	~~W~~	60,175

	Foreign currencies						Korean won equivalent
	2006		2007		2008		2006		2007		2008

Accounts payable — trade		—	US$	27,904	US$	22,295	~~W~~	—	~~W~~	26,179	~~W~~	28,036
²		—		¥1,251		¥1,251		—		10		17
²		—		—	FRF	11,474		—		—		3
Accounts payable — other	US$	36,373	US$	22,596	US$	31,605		33,812		21,199		39,744
²		¥19,956		¥16,954		¥112,370		156		141		1,566
²	HK$	190	HK$	248	HK$	41		23		30		7
²	GBP	48	GBP	931	GBP	38		88		1,745		70
²	SG$	6	SG$	27	SG$	1		4		18		1
²	EUR	813	EUR	588	EUR	1,116		993		812		1,983
²	CHF	250	CHF	250		—		190		208		—
²	CA$	2		—		—		1		—		—
²	FRF	11	FRF	11		—		2		2		—

Total liabilities							~~W~~	35,269	~~W~~	50,344	~~W~~	71,427

14.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s outstanding capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares as of December 31, 2006, 2007 and 2008 are as follows:

	2006	2007	2008

Authorized shares	220,000,000	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,667,459	72,584,677	72,486,015

Significant changes in common stock and capital surplus in 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

	Number of			Capital
	shares issued	Common stock		surplus

At December 31, 2005	82,276,711		44,639		2,969,865
Retirement of treasury stock (note a)	(1,083,000)		—		—
Conversion of convertible bonds (note b)	—		—		(3,733)
Transfer of stock options from capital adjustment (note c)	—		—		234
Equity in capital surplus changes of affiliates	—		—		33

At December 31, 2006	81,193,711		44,639		2,966,399
Conversion of convertible bonds (note d)	—		—		(11,116)
Transfer of stock options from capital adjustment (note e)	—		—		3,246
Equity in capital surplus changes of affiliates	—		—		(2,423)

At December 31, 2007	81,193,711		44,639		2,956,106
Decrease of conversion of convertible bonds due to change in statutory tax rates	—		—		1,544
Gain on disposal of treasury stock (note f)	—		—		722
Equity in capital surplus changes of affiliates	—		—		482

At December 31, 2008	81,193,711	~~W~~	44,639	~~W~~	2,958,854

(note a)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriation in accordance with Korean Commercial Code.

(note b)	For the year ended December 31, 2006, the convertible bonds with principal amount of US$25,210,000 were converted into 136,163 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks. Related to this conversion transaction, the capital surplus amount decreased by ~~W~~3,733 million.

(note c)	For the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus.

(note d)	For the year ended December 31, 2007, the convertible bonds with principal amount of US$38,820,000 were converted into 216,347 shares of the Company’s common stock. Such conversion was settled by the Company by using its treasury stocks (see note 16). Related to this conversion transaction, the capital surplus amount decreased by ~~W~~11,116 million.

(note e)	For the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus.

(note f)	On January 23, 2008, treasury stock of 208,326 shares with carrying value totaling ~~W~~49,401 million were sold to the employees’ stock ownership association. As a result of these transactions, tax effect of accumulated temporary differences related to the sold treasury stocks exceeded loss on disposal of treasury stock.

15.	RETAINED EARNINGS
Retained earnings as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Appropriated	~~W~~	6,679,235	~~W~~	7,335,037	~~W~~	8,295,037
Unappropriated		1,168,199		1,579,933		1,153,148

	~~W~~	7,847,434	~~W~~	8,914,970	~~W~~	9,448,185

The details of appropriated retained earnings as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Legal reserve	~~W~~	22,320	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000		—
Reserve for loss on disposal of treasury stock		477,182		255,984		255,984
Reserve for research and manpower development		880,595		872,595		872,595
Reserve for business expansion		5,266,138		6,151,138		6,344,138
Reserve for technology development		—		—		800,000

	~~W~~	6,679,235	~~W~~	7,335,037	~~W~~	8,295,037

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.
b.	Reserve for Improvement of Financial Structure

Through 2006, the Financial Control Regulation for Listed Companies in Korea required that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income tax, if any) on the disposal of property and equipment should be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reached 30%. However, this regulation was nullified during the year ended December 31, 2007 and no such requirement exists as of December 31, 2007 and 2008.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.
d.	Reserve for Business Expansion and Technology Development

The reserve for business expansion and technology development are voluntary and were approved by the board of directors and stockholders.

16.	TREASURY STOCK
Upon issuance of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. Meanwhile, the Company retired 1,083,000 shares of common stock in accordance with Korean Commercial law, which were acquired by the Company in 2006 at ~~W~~209,077 million. As a result, retained earnings decreased by ~~W~~209,077 million. In addition, the loss on disposal of treasury stock decreased by ~~W~~337 million for the year ended December 31, 2007 to reflect the tax effect of change in accumulated temporary differences related to treasury stocks based on the prior year tax return.

In addition, during the year ended December 31, 2006 and 2007, the convertible bonds with a principal amount of US$25,210 thousand and US$75,080 thousand were converted into 136,163 shares and 216,347 shares of common stock, respectively. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million and ~~W~~51,199 million, which resulted in loss on disposal of treasury stock of ~~W~~7,887 million and gain on disposal of treasury stock of ~~W~~1,414 million, respectively.

From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the board of directors on November 2, 2007. In addition, on December 26, 2007 and January 23, 2008, treasury stock of 171,871 shares and 208,326 shares with carrying value totaling ~~W~~40,756 million and ~~W~~49,401 million, respectively, were sold to the employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock decreased by ~~W~~6,042 million for the year ended December 31, 2007 and increased by ~~W~~7,155 million for the year ended December 31, 2008.

Meanwhile, from December 2, 2008 through December 30, 2008, the Company acquired 306,988 shares of treasury stock for ~~W~~63,538 million in order to retire them with retained earnings in accordance with a resolution of Board of Directors on October 23, 2008.

17.	INCOME TAXES
Income tax expenses for the years ended December 31, 2006, 2007 and 2008 consist of the following (In millions of Korean won) :

	2006		2007		2008

Currently	~~W~~	615,959	~~W~~	572,806	~~W~~	493,714
Changes in net deferred tax liabilities		(43,933)		121,681		(194,864)

Income tax expenses	~~W~~	572,026	~~W~~	694,487	~~W~~	298,850

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2006, 2007 and 2008 is attributable to the following (In millions of Korean won):

	2006		2007		2008

Income taxes at statutory income tax rate of 25% in 2006, 2007 and 2008	~~W~~	505,394	~~W~~	571,441	~~W~~	314,683
Resident surtax payable		50,539		57,144		31,468
Tax credit for investments, technology and human resource development		(110,785)		(105,819)		(98,551)
Special surtax for agriculture and fishery industries		20,183		17,855		17,528
Additional income tax (tax refund) for prior periods		—		8,148		(60,130)
Goodwill amortization not deductible for tax purpose		38,447		35,382		35,382
Undistributed earnings (unrecognized deficit) of subsidiaries		1,496		5,326		3,196
Other permanent differences		24,717		3,664		18,045
Increase (decrease) in valuation allowance		42,035		101,346		37,229

Recorded income taxes	~~W~~	572,026	~~W~~	694,487	~~W~~	298,850

Effective tax rate		28.30%		30.38%		23.74%

The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets and liabilities at December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008
Current :
Allowance for doubtful accounts	~~W~~	21,701	~~W~~	17,289	~~W~~	33,073
Accrued interest income		(1,605)		(2,073)		(2,902)
Accrued interest expense		—		—		21,856
Net operating loss carryforwards		1,121		5,406		7,606
Tax credit carryforwards		19		—		570
Other		28,704		15,756		(32,417)

Net deferred tax assets — current		49,940		36,378		27,786

Non-Current :
Depreciation		(51,437)		(42,671)		(9,491)
Loss on impairment of investment securities		33,269		41,105		99,149
Equity in losses (gains) of affiliates, net		3,968		(52,313)		(3,458)
Unrecognized deficit (undistributed earnings) of subsidiaries		34,005		86,497		(59,826)
Tax free reserve for research and manpower development		(211,215)		(151,259)		(80,707)
Tax free reserve for loss on disposal of treasury stock		(70,395)		(70,396)		—
Loss on valuation of foreign currency swap		6,188		6,188		(36,332)
Loss on valuation of interest swap		125		(871)		7,370
Loss on valuation of foreign currency swap (accumulated other comprehensive income)		6,668		6,668		(1,490)
Gain on conversion of convertible bond		—		(102,613)		(82,091)
Consideration for conversion right		(17,086)		(12,870)		(11,325)
Equity in other comprehensive income of affiliates, net		(34,077)		7,879		22,960
Unrealized loss (gain) on valuation of long-term investment securities (accumulated other comprehensive income)		(163,992)		(617,020)		(123,636)
Loss (Gain) on foreign currency translation		—		—		(34,773)
Net operating loss carryforwards		66,319		183,053		137,348
Tax credit carryforwards		48		35,399		39,345
Other		8,801		28,864		86,061

Total deferred tax liabilities		(388,811)		(654,360)		(50,896)
Valuation allowance for :
Depreciation		183		236		(11,686)
Net operating loss carryforwards		(60,142)		(182,726)		(137,348)
Equity in losses of affiliates and unrecognized deficit of subsidiaries		(73,082)		(161,081)		(87,314)
Loss (Gain) on foreign currency translation		—		—		(34,773)
Loss on impairment of investment securities		—		—		(18,387)
Other		(8,132)		(39,541)		(63,403)

Net deferred tax liabilities — non-current	~~W~~	(529,984)	~~W~~	(1,037,472)	~~W~~	(403,807)

The net operating loss carryforwards and tax credit carryforwards of the Company’s certain subsidiaries which are expected to Reutilized as of December 31, 2008 which are expected to Reutilized will expire as follows (In millions of Korean won):

	Net operating loss		Tax credit
Year ending December 31,	carryforwards		Carryforwards
2009	~~W~~	4	~~W~~	570
2010		—		514
2011		—		328
2012		—		223

Total	~~W~~	4	~~W~~	1,635

Deferred tax assets (liabilities) added to (deducted from) capital surplus or accumulated other comprehensive income as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Consideration for conversion right	~~W~~	(17,086)	~~W~~	(12,870)	~~W~~	(11,325)
Gain on disposal of treasury stock		(38,341)		(36,339)		(28,368)
Equity in capital adjustments of affiliates		—		—		4,677
Stock option		—		(99)		—
Unrealized loss (gain) on valuation of long-term investment securities, net		(162,847)		(616,996)		(125,620)
Equity in other comprehensive income of affiliates, net		(41,403)		(716)		(12,438)
Loss on valuation of foreign currency swap		6,668		6,668		4,032
Loss (gain) on valuation of interest rate swap		125		(871)		7,370
Foreign-based operations’ translation adjustment		(22)		(32)		193
Retained Earnings		—		30		30

Total	~~W~~	(252,906)	~~W~~	(661,225)	~~W~~	(161,449)

18.	COMPREHENSIVE INCOME
Details of comprehensive income for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006			2007			2008
	Profit and			Profit and			Profit and
	loss effect		Tax effect	loss effect		Tax effect	loss effect		Tax effect

Net income	~~W~~	1,449,552		~~W~~	1,562,265		~~W~~	972,338
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		471,321	~~W~~(178,814)		1,195,385	~~W~~(454,149)		(1,216,771)	~~W~~	491,376
Equity in other comprehensive income of affiliates, net		45,956	(17,282)		(105,597)	40,687		(70,490)		(11,722)
Foreign-based operations translation adjustment		(19,737)	(24)		4,162	(10)		60,262		226
Gain (loss) on valuation of currency swap, net		(2,311)	1,291		4,671	—		20,360		(2,636)
Gain (loss) on valuation of interest rate swap, net		(329)	125		2,627	(996)		(28,427)		8,241

Sub-total		494,900	~~W~~(194,704)		1,101,248	~~W~~(414,468)		(1,235,066)	~~W~~	485,485

Comprehensive income	~~W~~	1,944,452		~~W~~	2,663,513		~~W~~	(262,728)

Attributable to :

Majority interests	~~W~~	1,946,391		~~W~~	2,750,124		~~W~~	(19,347)
Minority interests		(1,939)			(86,611)			(243,381)

	~~W~~	1,944,452		~~W~~	2,663,513		~~W~~	(262,728)

19.	NET INCOME PER SHARE
Net income from continuing operation per share and net income per share for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In millions of Korean won, except for share data):

Net income from continuing operation per share

	2006		2007		2008

Net income from continuing operation attributable to the majority interests	~~W~~	1,451,491	~~W~~	1,681,369	~~W~~	1,197,182
Weighted average number of common shares outstanding		73,305,026		72,650,909		72,765,557

Net income per share	~~W~~	19,801	~~W~~	23,143	~~W~~	16,453

Net income from continuing operation attributable to the majority interests for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In millions of Korean won):

	2006		2007		2008

Net income attributable to the majority interests	~~W~~	1,451,491	~~W~~	1,648,876	~~W~~	1,215,719
The majority interests’ portion of net loss(income) from discontinued operation attributable to the majority interests		—		32,493		(18,537)

Net income from continuing operation attributable to the majority interests		1,451,491		1,681,369		1,197,182

Net income per share

	2006		2007		2008

Net income attributable to the majority interests	~~W~~	1,451,491	~~W~~	1,648,876	~~W~~	1,215,719
Weighted average number of common shares outstanding		73,305,026		72,650,909		72,765,557

Net income per share	~~W~~	19,801	~~W~~	22,696	~~W~~	16,707

The weighted average number of common shares outstanding for 2006, 2007 and 2008 is calculated as follows:

			Weighted	Weighted
		Number of	number of	number
	Date	shares	days	of shares

For 2006 :
At January 1, 2006	—	82,276,711	365/365	82,276,711
Treasury stock, at the beginning of the year	—	(8,662,415)	365/365	(8,662,415)
Retirement of treasury stock	(note a)	(1,083,000)	—	(373,546)
Conversion of convertible bonds	(note b)	136,163	—	64,276

Total		72,667,459		73,305,026

For 2007 :
At January 1, 2007	—	81,193,711	365/365	81,193,711
Treasury stock, at the beginning of the year	—	(8,526,252)	365/365	(8,526,252)
Acquisition of treasury stock	(note c)	(471,000)	28/365	(36,337)
Conversion of convertible bonds	(note d)	216,347	29/365	16,962
Disposal of treasury stock		171,871	6/365	2,825

Total		72,584,677		72,650,909

For 2008 :
At January 1, 2008		81,193,711	366/366	81,193,711
Treasury stock, at the beginning of the year		(8,609,034)	366/366	(8,609,034)
Acquisition of treasury stock	(note c)	(306,988)	—	(14,924)
Disposal of treasury stock		208,326	344/366	195,804

Total		72,486,015		72,765,557

(note a)	The Company retired treasury stocks which were acquired on two different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.

(note b)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.

(note c)	The Company acquired treasury stocks on many different dates for the years ended December 31, 2007 and 2008, and weighted number of shares was calculated considering each transaction date.

(note d)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2007, and weighted number of shares was calculated considering each transaction date.

Diluted net income from continuing operation per share and diluted net income per share amounts for the years ended December 31, 2006, 2007 and 2008 are computed as follows (In millions of Korean won, except for share data):

Diluted net income from continuing operation per share

	2006		2007		2008

Adjusted net income from continuing operation attributable to the majority interests	~~W~~	1,464,768	~~W~~	1,694,171	~~W~~	1,208,332
Adjusted weighted average number of common shares outstanding		75,025,926		74,263,655		74,090,301

Net income per share	~~W~~	19,523	~~W~~	22,813	~~W~~	16,309

Diluted net income per share

	2006		2007		2008

Adjusted net income attributable to the majority interest	~~W~~	1,464,768	~~W~~	1,661,678	~~W~~	1,226,869
Adjusted weighted average number of common shares outstanding		75,025,926		74,263,655		74,090,301

Diluted net income per share	~~W~~	19,523	~~W~~	22,375	~~W~~	16,559

The numerator and denominator of basic and diluted income per share for the years ended December 31, 2006, 2007 and 2008 are as follows:

Diluted net income per share

	Net income
	(in millions of		Average weighted	Per-share amount
	Korean won)		number of shares	(in Korean won)

For 2006
Basic net income per share	~~W~~	1,451,491	73,305,026	~~W~~	19,801

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		13,277	1,720,900

Diluted net income per share	~~W~~	1,464,768	75,025,926	~~W~~	19,523

For 2007
Basic net income per share	~~W~~	1,648,876	72,650,909	~~W~~	22,696

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		12,802	1,612,746

Diluted net income per share	~~W~~	1,661,678	74,263,655	~~W~~	22,375

	Net income
	(in millions of		Average weighted	Per-share amount
	Korean won)		number of shares	(in Korean won)

For 2008
Basic net income per share	~~W~~	1,215,719	72,765,557	~~W~~	16,707

Effect of stock option (note a)		—	—
Effect of convertible bonds (note b)		11,150	1,324,744

Diluted net income per share	~~W~~	1,226,869	74,090,301	~~W~~	16,559

(note a)	For the years ended December 31, 2006, 2007 and 2008, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2006, 2007 and 2008, respectively.

(note b)	The effect of convertible bonds is increase in net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds were made at the beginning of the period.
Net income from discontinued operation per share for the years ended December, 31, 2006, 2007 and 2008 are computed as follows (In Korean won):

	2006		2007		2008
Net income(loss) attributable to the majority interest	~~W~~	—	~~W~~	(447)	~~W~~	254

20.	DIVIDEND DISCLOSURE
Details of dividends which were declared for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won, except for share data):

Fiscal year	Dividend type	Number of shares outstanding	Face value		Dividend ratio	Dividends

2006	Cash dividends (interim)	73,713,657	~~W~~	500	200%	~~W~~	73,714
	Cash dividends (year-end)	72,667,459	~~W~~	500	1,400%		508,672

	Total					~~W~~	582,386

2007	Cash dividends (interim)	72,667,459	~~W~~	500	200%	~~W~~	72,668
	Cash dividends (year-end)	72,584,677	~~W~~	500	1,680%		609,711

	Total					~~W~~	682,379

2008	Cash dividends (interim)	72,793,003	~~W~~	500	200%	~~W~~	72,793
	Cash dividends (year-end)	72,524,203	~~W~~	500	1,680%		609,203

	Total					~~W~~	681,996

Dividends payout ratios for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won and %):

	2006		2007		2008

Dividends	~~W~~	582,386	~~W~~	682,379	~~W~~	681,996
Net income attributable to the majority interest		1,451,491		1,648,876		1,215,719

Dividends payout ratio		40.12%		41.38%		56.10%

Dividends yield ratios for the years ended December 31, 2006, 2007 and 2008 are as follows (In Korean won and %):

	2006		2007		2008

Dividend per share	~~W~~	8,000	~~W~~	9,400	~~W~~	9,400
Stock price at the year-end		222,500		249,000		209,000

Dividends yield ratio		3.60%		3.78%		4.49%

21.	RESTRICTED DEPOSITS
a.	At December 31, 2008, the Company has guarantee deposits restricted for their checking accounts totaling ~~W~~75 million, and deposits restricted for charitable trust for the benefit of the public amounting to ~~W~~10,000 million of which maturity is February 8, 2009.
b.	At December 31, 2008, certain short-term and long-term bank deposits totaling ~~W~~112,658 million are secured for payment guarantee of short-term borrowings, accounts payable, operating lease and other.

22.	COMMITMENTS AND CONTINGENCIES
a.	SK Broadband Co., Ltd., a subsidiary of the Company, agreed to provide guarantees for loans of Broadband Media Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals of ~~W~~52,000 million to Korea Exchange Bank, ~~W~~52,000 million to Woori Bank, ~~W~~26,000 million to ABN AMRO Bank, ~~W~~39,000 million to Kookmin Bank and ~~W~~26,000 million to Korean Federation of Community Credit Cooperatives, respectively, and its short-term financial instruments as collaterals of ~~W~~11,200 million to Korean Federation of Community Credit Cooperatives, respectively, ~~W~~15,000 million to Hana Bank, ~~W~~10,000 million to Nonghyup Agricultural Cooperative Federation, ~~W~~35,000 million to Korea Exchange Bank, ~~W~~20,000 million to Kookmin Bank, and ~~W~~10,000 million to Woori Bank, respectively, as of December 31, 2008.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd., Broadband Seoul CS Co., Ltd., Broadband Metropolitan CS Co., Ltd., Broadband Gwangju CS Co., Ltd., and Broadband Busan CS Co, Ltd. For the guarantee, the Company has provided its properties as collaterals of ~~W~~32,500 million to Kookmin Bank as of December 31, 2008.

SK Broadband Co., Ltd.’s board of directors resolved to provide its time deposit up to ~~W~~20,000 million as collateral in order to encourage members of Employee Stock Purchase Association (ESPA) to contribute money to the ESPA, which will be used to purchase the Company’s shares in the market. In accordance with such resolution, the Company has pledged its time deposit of ~~W~~8,565 million as of December 31, 2008

In addition, SK Broadband Co., Ltd. has provided its buildings as mortgage of ~~W~~26,300 million for leasing of office.
b.	Broadband CS Co., Ltd., a subsidiary of the Company, has provided guarantees for loans of Broadband Seoul CS Co., Ltd., Broadband Metropolitan CS Co., Ltd., Broadband Gwangju CS Co., Ltd., and Broadband Busan CS Co., Ltd. For the guarantee, Broadband CS Co., Ltd. has provided its properties as collaterals of ~~W~~6,500 million to Kookmin Bank as of December 31, 2008
c.	CU Media Inc., a subsidiary of the Company, has provided its land and building with carrying amount of ~~W~~8,030 million and short-term financial instrument ~~W~~1,053 million as collateral to Woori Bank for its short and long-term borrowings as of December 31, 2008. In addition, CU Media Inc., has provided to a blank note as collateral Hyosung Capital Co., Ltd. for its capital lease.

d.	TU Media Corp., a subsidiary of the Company, has provided its broadcasting devices with carrying amount of ~~W~~43,267 million as collateral to Korea Development Bank for its bond payables as of December 31, 2008. In addition, TU Media Corp., has provided its short-term financial instrument of ~~W~~30 million as collateral to Hana Bank for the guarantee of wire transfer.
e.	Commerce Planet Co., Ltd., a subsidiary of the Company, has provided its short-term financial instrument of ~~W~~20 million as collateral to LG Household and Healthcare, Ltd. for payment guarantee as of December 31, 2008.
f.	PAXNet Co., Ltd., a subsidiary of the Company, has provided its short-term financial instrument of ~~W~~1,400 million as collateral to Korea Investment Mutual Savings Bank in connection with its security-backed loan business as of December 31, 2008.
g.	Broadband D&M Co., Ltd. has provided its buildings as mortgage of ~~W~~1,791 million for leasing of office as of December 31, 2008. In addition, note receivables indorsed by Broadband D&M Co., Ltd., which has not matured as of December 31, 2008, totaled ~~W~~1,087 million.
h.	One hundred and one notes received before May 13, 1999 have been misplaced as of December 31, 2008 by IHQ, Inc., a subsidiary of the Company, and it is in the process of obtaining a court judgment to void the misplaced notes.
i.	As of December 31, 2008, customers of SK Broadband Co., Ltd. filed a lawsuit of ~~W~~23,031 million against SK Broadband Co., Ltd. for violating customers’ privacy. The ultimate outcome of the lawsuit cannot presently be determined.

23.	INSURANCE
At December 31, 2008, certain of the Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Asset	Risk	Book value		Coverage

Inventories and property and equipment	Fire and comprehensive liability			US$	56,115
		~~W~~	5,647,251	~~W~~	9,502,686

24.	TRANSACTIONS WITH AFFILIATED COMPANIES
Significant related party transactions for the years ended December 31, 2006, 2007 and 2008, and account balances as of December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

Description	2006		2007		2008

Transactions
SK Corporation :
Purchases of property and equipment	~~W~~	2,158	~~W~~	—	~~W~~	—
Commissions paid and other expense		40,694		—		177
Commission income and other income		13,877		829		313
SK Energy Co., Ltd. :
Purchases of property and equipment		—		—		3,001
Commissions paid and other expense		—		30,281		17,895
Commission income and other income		—		17,250		8,898
SK Engineering & Construction Co., Ltd. :
Purchases of property and equipment		235,872		307,702		256,548
Commissions paid and other expense		7,086		16,147		17,025
Commission income and other income		2,385		2,908		2,705
SK Networks Co., Ltd. :
Purchases of property and equipment		9,249		39,415		28,972
Commissions paid, leased line and other expense		490,437		710,228		753,036
Sales of handsets and other income		11,897		15,754		32,052
SK Telesys Co., Ltd. :
Purchases of property and equipment		231,233		264,150		270,133
Commissions paid and other expenses		6,567		13,027		9,078
Commission income and other income		2,170		2,687		1,967
SKC :
Commissions paid and other expenses		21		21		26
Commission income and other income		1,155		1,135		1,005
Innoace Co., Ltd. :
Purchases of property and equipment		23,986		23,694		27,153
Commissions paid and other expenses		7,447		9,839		9,389
Commission income and other income		218		242		269
SK C&C Co., Ltd. :
Purchases of property and equipment		215,820		205,677		232,238
Commissions paid and other expenses		287,647		251,401		273,279
Commission income and other income		8,795		9,470		12,681
SK Networks Service :
Commissions paid and other expenses		—		—		20,599
WALKERHILL Inc. :
Commissions paid and other expenses		—		—		17,881
Commission income and other income		—		—		983
OK Cashbag Service Co., Ltd. :
Purchases of property and equipment		—		—		1,906
Commissions paid and other expenses		—		—		9,978
Commission income and other income		—		—		417
SK Mobile Energy., Ltd. :
Purchases of property and equipment		—		—		4,167
Commission income and other income		—		—		23

Description	2006		2007		2008
Infosec Co., Ltd. :
Purchases of property and equipment		—		—		1,270
Commissions paid and other expenses		—		—		3,076
Commission income and other income		—		—		11
TU Media Corp. (note a) :
Purchases of property and equipment		573		—		—
Commissions paid and other expenses		1,798		—		—
Commission income and other income		57,866		—		—
AirCross Co., Ltd. :
Commissions paid and other expenses		19,494		—		9,158
Commission income and other income		616		—		375
Pantech Co., Ltd. :
Commissions paid and other expenses		400		—		—
Commission income and other income		16,605		—		—
Helio, Inc. & Helio, LLC :
Commissions paid and other expenses		1,087		—		—
Commission income and other income		18,243		—		—
SK Marketing & Company Co., Ltd. :
Commissions paid and other expenses		—		—		49,826
Commission income and other income		—		—		6,769
JYP Entertainment Corp. :
Commissions paid and other expenses		1,010		1,248		3,655
Commission income and other income		108		—		84
SK China Company Ltd. :
Commissions paid and other expenses		—		—		5,826
SK Telecom China Holdings Co., Ltd. :
Commissions paid and other expenses		—		7,655		—
SK USA, Inc. :
Commissions paid and other expenses		2,303		2,617		3,032
CDMA Mobile Phone Center :
Commission income and other income		7,643		16,564		20,627
WS Entertainment :
Commissions paid and other expenses		295		1,081		—
Commission income and other income		6		—		—
Others :
Commissions paid and other expenses		—		4,444		896
Commission income and other income		1,006		—		468

Balances
SK Engineering & Construction Co., Ltd. :
Accounts receivable — trade and other	~~W~~	258	~~W~~	310	~~W~~	203
Accounts payable		1,635		8,870		1,164
Guarantee deposits received		942		1,135		1,076
SK Networks Co., Ltd. :
Accounts receivable — trade and other		780		2,182		1,069
Guarantee deposits		113		113		330
Accounts payable		71,160		71,311		71,795
Guarantee deposits received		3,123		3,432		3,963
SK Corporation :
Accounts receivable — trade and other		5,058		775		46
Guarantee deposits		291		—		—
Accounts payable		7,999		—		—
Guarantee deposits received		6,465		—		—

Description	2006	2007	2008
SK Energy Co., Ltd. :
Accounts receivable — trade and other	—	2,959	109
Guarantee deposits	—	134	—
Accounts payable	—	4,404	3,548
Guarantee deposits received	—	248	—
SK Telesys Co., Ltd. :
Accounts receivable — trade and other	34	31	486
Accounts payable	51,663	30,205	20,533
SKC :
Accounts receivable — trade and other	121	71	81
Innoace Co., Ltd. :
Accounts receivable — trade and other	—	26	10
Accounts payable	13,574	7,223	4,315
Guarantee deposits received	2,291	2,291	2,444
SK C&C Co., Ltd. :
Accounts receivable — trade and other	—	411	2,477
Guarantee deposits	—	—	140
Accounts payable	88,056	135,297	93,680
Guarantee deposits received	346	346	24
WALKERHILL Inc. :
Accounts receivable — trade and other	—	—	529
Guarantee deposits	—	—	900
Accounts payable	—	—	4,011
TU Media Corp. (note a) :
Accounts payable	886	—	—
Guarantee deposits received	3,016	—	—
AirCross Co., Ltd. :
Accounts receivable — trade and other	—	—	57
Accounts payable	3,513	—	397
Guarantee deposits received	226	—	276
Pantech Co., Ltd. :
Accounts payable	440	—	—
ifilm Co.,Ltd. :
Accounts receivable — trade and other	—	5,724	—
SK China Company Ltd. :
Accounts payable	—	—	1,428
CDMA Mobile Phone Center :
Accounts receivable — trade and other	27,063	38,756	80,734
Accounts payable	67	65	87
SK Marketing & Company Co., Ltd. :
Accounts receivable — trade and other	—	—	1,704
Accounts payable	—	—	22,866
Guarantee deposits received	—	—	248
Others :
Accounts receivable — trade and other	—	1,255	830
Accounts payable	588	413	774
Guarantee deposits received	—	—	133

(note a)	These companies were included in the consolidation from the year ended December 31, 2007 or 2008, accordingly transactions and balances with the Company are eliminated.

25.	COMPENSATION FOR THE KEY MANAGEMENT
The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008
Payee (including outside directors)	12 registered directors		8 registered directors		7 registered directors
Payroll	~~W~~	4,472	~~W~~	4,786	~~W~~	4,405
Severance indemnities		935		722		556

Total	~~W~~	5,407	~~W~~	5,508	~~W~~	4,961

In addition, on March 8, 2002, the Company granted stock options to its eight key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. During the first quarter of 2007, the exercisable period elapsed and these stock options representing 15,110 shares have expired.

26.	PROVISION
a.	Provision for point program

The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2006, 2007 and 2008 totaled ~~W~~52,593 million, ~~W~~27,668 million and ~~W~~24,889 million was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such points for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Beginning balance	~~W~~	52,172	~~W~~	52,593	~~W~~	27,668
Increase (provision)		10,757		15,137		12,430
Decrease (used and reversal)		(10,336)		(40,062)		(15,209)

Ending Balance	~~W~~	52,593	~~W~~	27,668	~~W~~	24,889

Points expire after 5 years; thus, all unused points are expired on their fifth anniversary. The expected year when unused points as of December 31, 2008 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected year	Estimated amount to be paid
of the usage (note a)	In nominal value (note a)		Current value

2009	~~W~~	11,185	~~W~~	10,502
2010		7,307		6,442
2011		4,791		3,967
2012		3,156		2,453
2013		2,089		1,525

Ending balance	~~W~~	28,528	~~W~~	24,889

(note a)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.
b.	Provision for handset subsidy

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis [refer to Note 2.(ab)]. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provision for handset subsidies for the year ended December 31, 2008 are as follows (In millions of Korean won):

	2008

Beginning balance	~~W~~	—
Increase (Provision)		433,276
Decrease (subsidy payment)		(93,580)

Ending balance	~~W~~	339,696

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended December 31,	in nominal value		Current value

2009	~~W~~	294,937	~~W~~	286,441
2010		57,272		53,255

Ending balance	~~W~~	352,209	~~W~~	339,696

27.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2008, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~9,627 million (excluding tax effect totaling ~~W~~3,256 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~32,460 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with DBS Bank and other six banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of December 31, 2008, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~17,077 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling ~~W~~159,650 million) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,515 million (net of tax effect totaling ~~W~~549 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~30,950 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,044 million (net of tax effect totaling ~~W~~1,232 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~70,168 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated bonds with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of December 31, 2008, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~3,565 million (net of tax effect totaling ~~W~~1,006 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~28,518 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,686 million (net of tax effect totaling ~~W~~1,040 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed on July 28, 2008 between August 13, 2008. As of December 31, 2008, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~22,443 million (net of tax effect totaling ~~W~~6,330 million) was accounted for as accumulated other comprehensive income.

c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other nine banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~190,359 million and ~~W~~12,646 million for the years ended December 31, 2008 and 2007 was charged to current operations.

d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract (contract amount: US$100 million) with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~31,361 million and loss on valuation of currency swap of ~~W~~623 million for the year ended December 31, 2008 and 2007 were charged to current operations.

In addition, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~233,056 million and ~~W~~7,316 million for the years ended December 31, 2008 and 2007, respectively, were charged to current operations.

As of December 31, 2008, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$	100,000	May 27, 2004 ~ May 27, 2009	~~W~~	—	~~W~~	—	~~W~~	8,236	~~W~~	8,236

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011		19,576		—		—		19,576
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2017		—		—		240,372		240,372
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		69,981		—		—		69,981
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~Oct. 10, 2013		26,886		—		—		26,886
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~Feb. 1, 2012		137,896		—		—		137,896

Total assets					~~W~~	254,339	~~W~~	—	~~W~~	248,608	~~W~~	502,947

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$	10,940,900	Sep. 11, 2008 ~ Sep. 16, 2009	~~W~~	—	~~W~~	190,359	~~W~~	—	~~W~~	190,359

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010		23,947		—		—		23,947
Floating-to-fixed cross currency interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 13, 2009		28,774		—		—		28,774
Floating-to-fixed Interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 ~ Jun. 29, 2010		4,725		—		—		4,725

Total liabilities					~~W~~	57,446	~~W~~	190,359	~~W~~	—	~~W~~	247,805

28. MERGERS AND ACQUISITIONS
a.	Merger with Empas, Inc.

In order to maximize management synergy effect, enhance management effectiveness and corporate value, SK Communications Co., Ltd., a subsidiary of the Company, merged with Empas, Inc. on November 1, 2007 with the resolution of its board of directors of June 25, 2007.

Empas, Inc. issued new stocks to stockholders of SK Communications Co., Ltd. The exchange ratio of common stocks between SK Communications Co., Ltd. and Empas, Inc. was 1 to 3.5732182. While the legal acquirer was Empas, Inc. and the legal acquiree was SK Communications Co., Ltd., the merger was accounted for purchase method where SK Communications Co., Ltd., the legal acquiree, purchased Empas Corporation, the legal acquirer, as the former stockholders of SK Communications Co., Ltd. obtained the majority voting rights of the merging company. Details of the goodwill generated from the merger are as follows:

Description	In millions of Korean won

Fair value of acquired assets	~~W~~	101,613
Fair value of assumed liabilities		(56,872)
Convertible bond issued by the acquirer		44,850
Deferred tax asset on temporary differences		3,991

Fair value of net assets	~~W~~	93,582

Consideration for merger
Fair value of stock issued	~~W~~	57,703
Carrying amount of equity method securities purchased prior to merger		30,101
Convertible bond issued by the acquirer prior to merger		44,850

Total		132,654

Goodwill	~~W~~	39,072

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS
The consolidated statements of cash flows are prepared using indirect method.

Significant non-cash transactions for the years ended December 31, 2006, 2007 and 2008 are as follows (In millions of Korean won):

	2006		2007		2008

Conversion of convertible bonds	~~W~~	29,528	~~W~~	5,654	~~W~~	—
Retirement of treasury stocks		209,077		—		—
Write-offs of accounts receivable		90,780		67,313		37,079
Acquisition of property and equipment asset through financial lease contract		—		—		76,364
Transfer from inventory to property and equipment tangible assets		—		—		46,749
Acquisition of machinery by accounts payable		—		—		39,640
Increase in assets due to merger		10,196		101,613		—
Increase in liabilities due to merger		9,851		56,872		—
Increase (Decrease) in assets due to the change in consolidated subsidiaries		93,581		541,809		2,923,398
Increase (Decrease) in liabilities due to the change in consolidated subsidiaries		33,904		489,288		1,543,098
Cash and cash equivalents in the consolidated balance sheets is as follows (In millions of Korean won):

	2006		2007		2008

Cash and cash equivalents	~~W~~	485,972	~~W~~	885,988	~~W~~	1,011,467
Government subsidy		—		(141)		(127)

	~~W~~	485,972	~~W~~	885,847	~~W~~	1,011,340

30.	SUBSEQUENT EVENT
a.	Issuance of unguaranteed bonds

On January 22, 2009 the Company issued unguaranteed bonds with face amount of ~~W~~40 billion and JPY 3 billion, respectively, in accordance with the resolution of board of directors dated October 23, 2008, The bonds bear an annual rate of 5.54% and 3-month Euro Yen Libor+2.50%, respectively, and will be repaid in full at their maturities, on January 22, 2016 and January 22, 2012, respectively.

In addition, on March 5, 2009, the Company issued unguaranteed bonds with face amount of ~~W~~230 billion and JPY 5 billion, respectively, in accordance with the resolution of board of directors dated January 22, 2009. The bonds bear an annual rate of 5.92% and 3-month Euro Yen Tibor+2.50%, respectively, and will be repaid in full at their maturities, on March 5, 2016 and March 5, 2012, respectively.

b.	Retirement of treasury stock.

In accordance with the resolution of board of directors dated October 23, 2008, the Company acquired 448,000 shares treasury stocks for ~~W~~92,476 million from December 2, 2008 through January 7, 2009 and retired those stocks with the Company’s retained earnings on January 9, 2009.

c.	Unguaranteed convertible bonds denominated in U.S dollar

The Company decided to issue convertible bonds with a maturity of April 7, 2014 in the principal amount of US$332,528,000, to refund its outstanding convertible bonds of US$229,160,000, which will mature at May 27, 2009, in accordance with the resolution of board of directors dated on March 13, 2009. The convertible bonds will bear annual interest rate of 1.75% and the conversion right could be exercised during the period from May 28, 2009 to March 24, 2014

31.	SEGMENT INFORMATION
Through 2007, the Company had one reportable operating segment, cellular telephone communication service. In 2008, the Company acquired SK Broadband Co., Ltd., a fixed-line telephone service provider and included it in the consolidation. As a result, the Company has two operating segments, cellular telephone communication services and fixed-line telecommunication service from 2008. Cellular telephone communication services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Internet portal services and game manufacturing, etc. are included in other segment.

Details of each segment for the years ended 2008 are as follows (in millions of Korean won):

	Cellular
	telephone	Fixed-line
	telecommunication	telecommunication			Consolidating	Consolidated
	service	service	Other	Sub-total	adjustments	amount
Total sales	11,674,662	2,132,455	847,397	14,654,514	(633,530)	14,020,984
Internal sales	127,301	59,753	446,476	633,530	(633,530)	—
Net sales	11,547,361	2,072,702	400,921	14,020,984	—	14,020,984
Operating income	2,256,613	99,359	(603,504)	1,752,468	—	1,752,468
Property and equipment and intangible assets	7,639,806	3,148,683	627,345	11,415,834	—	11,415,834
Depreciation	1,943,422	535,169	280,685	2,759,276	—	2,759,276

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Senior Vice President
Date: April 23, 2009